3M

3M™ Cubitron™ 3 used in abrasives automation

Excellence **driving results**

2025 Annual Report

Business segments

Safety and Industrial: $11.4B *net sales*

The Safety & Industrial Business Group (SIBG) drives performance, safety and reliability to protect people and transform how work gets done. Through the power of our products and our people, we have been driving this purpose for and with our customers over many decades and throughout the world. SIBG serves a broad range of customers with products spanning multiple markets, including personal safety, industrial adhesives and tapes, electrical and abrasive systems. These businesses drive many of 3M's largest technologies and portfolios.

Recent innovations

3M™ VHB™ Tape Max
redefines performance standards with the highest-strength acrylic foam tape in 3M's portfolio. It increases production efficiency and empowers engineers to design stronger, sleeker and more advanced products across demanding applications.



3M™ Deadbreak T-Body with Test Point 635T
is a fully shielded, compact medium-voltage connector that offers a safer alternative to traditional live-front terminations and is simple to install. 3M also provides system design support and automated tools for consistent installation to help ensure reliable connections for data centers and other critical infrastructure.



Transportation and Electronics: $7.6B*net sales

The Transportation & Electronics Business Group (TEBG) partners closely with customers across a range of industries, including automotive, aerospace and defense, data center and networks, electronics, and semiconductor to develop industry-first innovations. TEBG focuses on collaborative innovation – working bench-to-bench with leading innovators and in partnership with the broader value chain – to shape the technology and product roadmaps that drive our customers' growth.

Recent innovations

3M™ Enhanced Anti-Sparkle Film
is an optical film to reduce "sparkle," a visual artifact that can make screens with anti-glare coatings look grainy or distracting. This film uses adhesive and microreplication technology to control how light is scattered and reflected, creating a clearer and more uniform display while eliminating the need to source separate film and adhesive solutions.



3M™ Space Solar Film
3M space solar array barrier films are highly flexible, durable and lightweight materials enabling improved satellite production efficiency and lower manufacturing costs. These high-performance materials withstand harsh conditions during launch and in space, while maintaining the desired performance. The solutions utilize 3M's expertise spanning Aerospace, Industrial and Electronics applications to deliver enhanced energy performance and design flexibility for leading space customers.



Consumer: $4.9B *net sales*

For decades, millions of consumers have trusted 3M brands including Scotch™, Post-it®, Command™, Scotch-Brite®, Filtrete™, Meguiar's® and more as a part of their everyday lives. The Consumer Business Group (CBG) has a family of iconic, enduring and valuable brands, all underpinned by 3M's proprietary technology. CBG leverages differentiated technology and our leading brands to establish a strong retail presence and increase loyalty with consumers.

Recent innovations

Brite by Scotch-Brite™ Cleaning Tools
Bold, bright and designed to delight, the new Brite by Scotch-Brite™ line of cleaning tools was built for Millennial and Gen Z cleaners. Every detail makes the cleaning experience easier and more fun while being tough on mess. From the 3M-developed scrubbing material to the sleek, Drain & Dry Stands and bold aesthetic, this collection is as effective as it is eye-catching.



3M™ ScotchBlue™ PROSharp™ Painter's Tape
delivers our sharpest paint lines yet from the #1 trusted brand of painter's tapes. Created for pros and DIYers alike, this high performance tape helps users achieve crisp, professional-grade results the first time, helping ensure clean, confident results on every project.



* Amount provided on an adjusted basis, non-GAAP measure. See "Additional financial information" section for additional details.

Dear Shareholders,

2025 was a foundational year for 3M. We strengthened the core of our operating model by embedding greater rigor, accountability and speed across the enterprise. These actions are elevating our execution across the company and enabling strong performance despite a soft macroeconomic backdrop.

In 2025, we delivered strong results and we are tracking ahead of the three-year commitments made at our Investor Day in February. We strengthened top-line performance with solid organic growth, improved operational execution, and achieved a 10 percent increase in adjusted earnings per share. We generated robust free cash flow and maintained disciplined capital deployment, returning $4.8 billion to shareholders through dividends and share repurchases.

Our objective is clear: continue delivering results by scaling what works. We remain focused on driving organic growth, expanding margins and deploying capital effectively, supported by a strong operating model and a faster cadence of execution. We will also sharpen our portfolio focus and invest in priority verticals where we have a clear right to win, including data centers and aerospace.

Our value proposition will build on the foundation we established in 2025, with a focus on transformation to drive ongoing continuous improvement and acceleration of growth and margin expansion. With this momentum and a consistent commitment to excellence, we are well positioned to outperform again in 2026.

Innovation is back

In 2025, we reignited our innovation engine with 284 new products launched, nearly 70% more than in 2024 and well ahead of our initial target of 215. Innovation is





William M. Brown
Chairman and CEO



not only back at 3M, it's accelerating. We are ahead of pace on our commitment to introduce 1,000 new products by the end of 2027. Five-year new product sales grew 23% for the full year, and our New Product Vitality Index increased by 2 percentage points, marking solid early progress in refreshing our product offering.

Recent launches, from advanced abrasives like Cubitron 3 to new optical connectors used in data centers, demonstrate our ability to pair materials science leadership with real customer needs. We're leveraging customer-facing AI tools like Ask 3M, a digital assistant, and our Digital Materials Hub, a materials modeling platform, to bring 3M innovations to customers faster and with greater impact.

To sustain this momentum, we're investing with intent. R&D spending is increasing, with a higher share directed toward new product development and priority verticals where we've identified the strongest growth potential. To maximize return on investment, we're improving business case rigor, launch execution, and post launch accountability.



Meguiar's® Whole Car Air Re-Fresher *technology effectively removes existing bad odors through chemical bonding at a molecular level, replacing odors with a pleasant scent that lasts for weeks. Meguiar's® Air Re-Fresher penetrates the complete interior by moving through the ventilation system, across the headliner and in-between all other hard-to-reach areas.*

Driven by excellence

We're clearly seeing the results of our 3M Excellence model in our financial and operational performance. Our faster pace of innovation is reinforced by stronger commercial excellence. We have improved execution by our frontline sales force as well as how we work with our channel partners, developing joint plans to align objectives and incentives with our most strategic distributors. Through these efforts, our cross-selling results outperformed expectations, creating nearly $50 million in annualized wins in 2025 and building a robust pipeline of opportunities for the future.

In operational performance, we delivered sustained improvements in service and productivity, highlighted by an on-time, in-full rate above 90% - our best performance in decades. Productivity is advancing across the enterprise. Asset utilization as measured by overall equipment effectiveness (OEE) increased over 300 basis points year over year and we've made strides in lowering cost of poor quality, reflecting progress in reducing scrap and improving yield and changeover efficiency.

These improvements are reinforced by a stronger performance culture. Our new Everyday Excellence initiative and Performance Culture Behaviors define expectations in the workplace. This philosophy is supported by clear goal alignment, quarterly performance conversations, and new skill development opportunities. Our focus on accountability and continuous improvement is essential to turning strategy into results.

And across all our operations, safety remains foundational. It is a core value at 3M. To accelerate our progress, we are leaning into the second year of our "Journey to Zero" enterprise campaign which aspires to achieve a zero incident workplace.

Accelerating momentum

Moving forward, we are focused on our 2026 business priorities. In our Safety & Industrial business, we will build on the strong foundation established through improved service, commercial excellence, and new product launches. In Transportation & Electronics, we are scaling the proven cross-selling model pioneered in SIBG, adapting it to the unique requirements of this business and better aligning our sales and application engineering expertise to the most critical market opportunities. And in Consumer, we are investing in our priority brands, launching more new products, and focusing promotional efforts in the channels with the highest growth potential.



The **3M™ Scott™ Air-Pak™ XD SCBA** *is built on our unique "wireframe" backframe / harness assembly and pneumatics platform for firefighters who require an extreme duty respirator with a focus on cleanability, comfort, and connectivity.*

I am confident in our ability to sustain and accelerate our momentum. Our strengthened operating model positions us to outperform the macro environment again in 2026, supported by disciplined execution and a commitment to operating with the highest standards of ethics, compliance and safety across every aspect of our business.

I would like to recognize Greg Page, who retired from the Company board on August 11, 2025, and Dave Dillon, who will retire from his service on the board on May 12, 2026. We appreciate their many contributions to the Company. We also welcome Neil Mitchill, a seasoned finance executive who joined the Board in February 2026 and will be standing for election at the Annual Meeting.

On behalf of our Board and leadership team, thank you for your continued support. We look forward to delivering another year of excellence and value.

William M. Brown
Chairman and CEO



3M™ Glass Bubbles *are tiny, hollow glass spheres mixed into plastics, coatings, adhesives, or building materials to make them lighter, stronger, and easier to work with. Recent innovations in this product family have enabled greater light weighting, energy efficiency, and processing performance in industries such as automotive, aerospace, construction and energy.*

* Amount provided on an adjusted basis, non-GAAP measure. See "Additional financial information" section for additional details.

The graph to the right compares the five-year cumulative total shareholder return for 3M common stock with that of the Standard & Poor's 500 Stock Index (S&P 500) and the Dow Jones Industrial Average (DJIA). The comparison assumes that $100 was invested on December 31 of the initial year shown and that all quarterly dividends were reinvested. In April 2024, 3M completed the separation of Solventum. 3M shareholders received one share of Solventum Corporation common stock for every four shares of 3M. The graph assumes Solventum shares received were sold and proceeds reinvested in 3M stock.

Sales* (billions)
Organic sales growth



Earnings per share*



Free cash flow* (billions)
FCF conversion



3M stock performance (with dividend reinvestment)



Financial results*

+2.1%

Organic growth

23.4%

Up 200 bps YoY
Operating margin

$8.06

Up 10% YoY
EPS

$4.4B

100% conversion
Free cash flow

Capital deployment

Research and development

$1.2B

Capital expenditures

$0.9B

Returned cash to shareholders

$4.8B

Net sales*

$24.3B

By business group ($B)



Safety & Industrial $11.4 (47%)

Consumer $4.9 (20%)

Other $0.4 (2%)

Transportation & Electronics $7.6 (31%)

By region ($B)



Americas $13.3 (55%)

China $2.9 (12%)

Asia $3.9 (16%)

EMEA $4.2 (17%)

*Amount provided on an adjusted basis, non-GAAP measure. See "Additional financial information" section for additional details.

Additional financial information

"Earnings per share" or "EPS" references are based on EPS from continuing operations.

Certain non-GAAP financial measures, such as adjusted net sales (and adjusted sales change, including its components), adjusted operating income margin, adjusted EPS, adjusted free cash flow, and adjusted free cash flow conversion, are marked with * or described as "adjusted". These non-GAAP measures are not in accordance with, and are not a substitute for, GAAP measures. Where relevant, the most directly comparable GAAP amounts are provided below.

Applicable reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in the Overview section of Item 7 of 3M's 2025 Annual Report on Form 10-K, in 3M's report on Form 8-K dated January 20, 2026 available on 3M's website at https://investors.3m.com/financials/sec-filings, and, with respect to adjusted net sales by region, in the table further below.

	2025	2024	2023
Most directly comparable GAAP measures (Billions, except per share amounts)			
Net sales	**$24.9**	$24.6	$24.6
Total change YoY	**1.5 %**		
Organic change	**0.9 %**		
Acquisitions/Divestitures	**0.2 %**		
Translation	**0.4 %**		
Transportation & Electronics net sales	**$8.3**		
Operating income	**$4.6**	$4.8	
Operating income margin	**18.6 %**	19.6 %	
Change YoY in operating income margin	**(100) bps**		
Earning (loss) per diluted share from continuing operations	**$6.00**	$7.26	($15.17)
Change YoY	**(17 %)**		
Net cash provided by operating activities	**$2.3**	$1.8	$6.7

2025 net sales by region (billions)	GAAP net sales	% of GAAP net sales	Special item: Manufactured PFAS products net sales	Adjusted net sales (non-GAAP measure)	% of adjusted net sales (non-GAAP measure)
Americas	$13.6	55 %	($0.3)	$13.3	55 %
China	3.0	12 %	(0.1)	2.9	12 %
Asia	4.0	16 %	(0.1)	3.9	16 %
Europe, Middle East and Africa	4.3	17 %	(0.1)	4.2	17 %
Total	$24.9	100 %	($0.6)	$24.3	100 %



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

   For the transition period from _____ to _____

Commission file number 1-3285

3M

3M COMPANY

State of Incorporation: **Delaware**   I.R.S. Employer Identification No. **41-0417775**

Principal executive offices: **3M Center, St. Paul, Minnesota 55144**

Telephone number: **(651) 733-1110**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	MMM	New York Stock Exchange
	MMM	NYSE Texas, Inc.
1.500% Notes due 2026	MMM26	New York Stock Exchange
1.750% Notes due 2030	MMM30	New York Stock Exchange
1.500% Notes due 2031	MMM31	New York Stock Exchange

Note: The common stock of the registrant is also traded on the SIX Swiss Exchange.

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of voting stock held by nonaffiliates of the registrant, computed by reference to the closing price and shares outstanding, was approximately $80.7 billion as of January 31, 2026 (approximately $81.1 billion as of June 30, 2025, the last business day of the registrant's most recently completed second quarter).

Shares of common stock outstanding at January 31, 2026: 526.7 million

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Company's definitive proxy statement (to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end of December 31, 2025) for its annual meeting to be held on May 12, 2026, are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

3M COMPANY
FORM 10-K
For the Year Ended December 31, 2025

TABLE OF CONTENTS

3M COMPANY
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2025
PART I

Item 1. Business

3M Company was incorporated in 1929 under the laws of the State of Delaware to continue operations begun in 1902. The Company's ticker symbol is MMM. As used herein, the term "3M" or "Company" includes 3M Company and its subsidiaries unless the context indicates otherwise. In this document, for any references to Note 1 through Note 20, refer to the Notes to Consolidated Financial Statements in Item 8.

Available Information: The Securities and Exchange Commission (SEC) maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. The public can obtain any documents that the Company files with the SEC at https://www.sec.gov. The Company files annual reports, quarterly reports, proxy statements and other documents with the SEC under the Securities Exchange Act of 1934 (Exchange Act).

3M also makes available free of charge through its website (https://investors.3M.com) the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC.

General: 3M is a diversified technology company with a global presence in the following businesses: Safety and Industrial; Transportation and Electronics; and Consumer. 3M is among the leading manufacturers of products for many of the markets it serves. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technologically oriented companies.

Business Segments: 3M manages its continuing operations in three business segments. The reportable segments are Safety and Industrial, Transportation and Electronics, and Consumer. 3M's business segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. Refer to segment descriptions summarized below (Financial information and other disclosures relating to 3M's business segments and operations in major geographic areas are provided in the Notes to Consolidated Financial Statements):

Business Segment	Safety and Industrial	Transportation and Electronics	Consumer
Underlying divisions/ businesses *Refer to Note 3 for disaggregated revenue information*	• Abrasives • Automotive Aftermarket • Electrical Markets • Industrial Adhesives and Tapes • Industrial Specialties Division • Personal Safety • Roofing Granules	• Advanced Materials • Automotive and Aerospace • Commercial Branding and Transportation • Display Materials and Systems • Electronics Materials Solutions	• Consumer Safety and Well-Being • Home and Auto Care • Home Improvement • Packaging and Expression
Representative revenue-generating activities, products or services	• Industrial abrasives and finishing for metalworking applications • Autobody repair solutions • Industrial specialty products such as personal hygiene products, masking, and packaging materials • Electrical products and materials for construction and maintenance, power distribution and electrical original equipment manufacturers (OEMs) • Structural adhesives and tapes • Respiratory, hearing, eye and fall protection solutions • Natural and color-coated mineral granules for shingles	• Advanced ceramic solutions • Attachment/bonding, films, sound and temperature management for vehicles • Premium large format graphic films for advertising and fleet signage • Reflective signage for highway, and vehicle safety • Light management films and electronics assembly solutions • Aerospace, industrial/commercial solutions • Chip packaging and interconnection solutions • Semiconductor production materials • Solutions for data centers	• Cleaning products for the home • Consumer air quality products • Picture hanging accessories • Retail abrasives, paint accessories and safety products • Stationery and office products • Automotive appearance products • Consumer bandages, tapes, braces and supports Some seasonality impacts this business segment, for example back-to-school and holiday
Example brands/ offerings	• 3M™ Cubitron™ Abrasives; Scotch-Brite™ Abrasives; Scotch® Vinyl Tapes, 3M™ Temflex™ Vinyl Tapes; 3M™ Scotchkote™ Coatings; 3M™ Dynatel™ Locators; 3M™ Scotchcast™ Resins • Collision repair; paint application and finishing products • Reclosable fasteners; tapes and label materials for durable goods; 3M™ Dual Lock™ Reclosable Fasteners • Electrical infrastructure products; medium voltage cable accessories and insulation tapes • 3M™ VHB™ Tape; 3M™ Scotchlite™ Reflective Materials; Scotch™ Packaging and Filament Tapes • 3M™ DBI-Sala™ Fall Protection; 3M™ Scott™ Self Contained Breathing Apparatus; 3M™ Peltor™ Protection & Communication; disposable and reusable respirators • Scotchgard™ Protector for shingles	• 3M™ Nextel™ Ceramic fibers and textiles • Thinsulate™ Acoustic Insulation products and automotive components • 3M™ Scotchlite™ graphic films, 3M™ Scotchcal™ and 3M™ Controltac™ Commercial graphics • 3M™ Diamond Grade™ DG3 reflective sheeting for transportation safety • Electronic display enhancement films and optically clear adhesives • Electronic interconnect products	• Command™ adhesive hooks • Filtrete™ HVAC air filters • Scotch-Brite™ cleaning sponges • Meguiar's™ car wash • Scotch® tape • Post-it® stick notes • Nexcare™ bandages • Scotchgard™ spray
Representative market trends or opportunities	• Personal safety • Connected bodyshop • Grid modernization • Robotics and automation	• Automotive electrification • Data center solutions • Extended reality • Semiconductor • Graphic and architectural films • Aerospace and defense solutions	• Home improvement • Home cleaning • Stationary • Office supplies • Automotive appearance • Consumer health care

Distribution: 3M products are sold through numerous distribution channels, including directly to users and through a wide range of e-commerce and traditional wholesalers, retailers, jobbers, distributors, and dealers in a wide variety of trades in many countries around the world. Management believes that the confidence of these partners in 3M and its products — a confidence developed through long association with skilled marketing and sales representatives — has contributed significantly to 3M's position in the marketplace and to its growth. As part of 3M's ongoing commercial excellence initiative, the Company is focused on further strengthening and optimizing this go-to-market channel, enhancing partner engagement, and improving overall channel performance to support continued growth.

Resources

Human Capital: On December 31, 2025, the Company employed approximately 60,500 people (full-time equivalents), with approximately 22,500 employed in the United States and 38,000 employed internationally. The ability to recruit, retain, develop, protect, and fairly compensate its global workforce are enablers of 3M's success. This includes five general categories of focus: Health and Safety; Performance Culture; Development; People and Community; and Compensation and Benefits.

Health and Safety:

3M is committed to the safety, health, and well-being of its employees. The Company continuously evaluates opportunities to raise safety and health standards, training site leaders and conducting site visits to identify and manage environmental health and safety risks; evaluating compliance with regulatory requirements and 3M policy; and maintaining a global security operation for the protection of facilities and people on 3M sites. 3M also promotes a culture of health and well-being through disease prevention programs, on-site clinical services, employee assistance programs, and comprehensive health care benefits.

Performance Culture:

3M's performance culture is grounded in five behavioral expectations that apply consistently across all levels of the organization: Deliver Results, Challenge the Status Quo, Instill Rigor and Accountability, Energize the Team to Act, and Act Responsibly and Respectfully. These behaviors guide how the Company evaluates, rewards, recognizes and develops its people to support a high-performance environment. Through clear communications to candidates and employees, these expectations serve as a foundation for how work gets done at 3M. Development programs for executive leaders, people leaders, and individual contributors are aligned to help ensure employees have the capabilities needed to demonstrate them effectively. 3M's performance enablement process emphasizes clear goal setting, regular coaching, and feedback, and differentiated performance rewards to reinforce the Company's "pay for performance" approach.

Development:

Developing employees contributes to growing 3M's business. 3M maintains talent and succession planning processes, including regular reviews by the Company's chief executive officer (CEO) and reporting up through the Board of Directors. The Company provides leadership development experiences through enterprise leadership development programs, job-based or project-based assignments, assessment and coaching, and targeted skill-development where leaders are given the opportunity to learn, apply, and share their skills. 3M also provides opportunities for all employees to learn, in addition to regular coaching and support from their supervisor. With the Company's global online employee learning platform, employees are able to access unique, just-in-time development resources in over 15 languages to support their career aspirations and advance their skills.

People and Community:

3M is committed to developing a skilled, engaged, and innovative workforce and to strengthening the communities in which it operates. The Company supports its people through talent practices that attract, develop, and retain employees with a wide variety of expertise and experiences, and fosters a work environment that promotes collaboration, respect, and high performance. 3M also advances STEM and skilled-trade readiness through volunteerism, charitable giving, and strategic community partnerships.

Compensation and Benefits:

3M invests in a professional and flexible work environment that promotes innovation, well-being, and rewards performance. 3M's total compensation for employees includes a variety of components that support sustainable employment and the ability to build a strong financial future, including competitive market-based pay and comprehensive benefits. In addition to earning a base salary, eligible employees are compensated for their contributions to the Company's goals with both short-term incentives and long-term incentives. Through its global pay philosophy, principles and consistent implementation, 3M is committed to providing fair and equitable pay for employees. Eligible full-time employees in the United States also have access to medical, dental, and vision plans; savings and retirement plans; a 3M employee stock purchase plan; and other resources. Some of these benefits can also be available to regular part-time employees who work at least 20 hours a week. Programs and benefits differ internationally for a variety of reasons, such as local legal requirements, market practices, and negotiations with works councils, trade unions, and other employee representative bodies.

Raw Materials: In 2025, persistent pricing pressure, tariffs and geopolitical uncertainty prompted producers to adjust capacity and restructure operations. Overall, these market conditions caused supply constraints and inflation, but were offset via negotiated supply contracts and leveraging scale across the supply base.

Patents, Trademarks and Licenses: The Company's products are sold around the world under various trademarks. The Company also owns, or holds licenses to use, numerous U.S. and foreign patents. The Company's research and development activities generate a steady stream of inventions that are covered by new patents or trade secrets. Patents applicable to specific products extend for varying periods according to the date of patent application filing or patent grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

The Company believes that its trademarks, patents, and trade secrets provide an important competitive advantage in many of its businesses, particularly in connection with new product introductions in markets around the world. In general, no single patent or group of related patents is in itself essential to the Company as a whole or to any of the Company's business segments.

Government Regulation and Environmental Law Compliance: The Company's business operations are subject to various governmental regulations in the U.S. and internationally, including, among others, those related to product liability; securities and corporate governance; antitrust and competition; intellectual property; environmental, health, and safety; tax; the U.S. Foreign Corrupt Practices Act (FCPA) and other anti-bribery and anti-corruption laws; international import and export requirements and trade sanctions compliance; laws and regulations that apply to industries served by the Company, including the False Claims Act, anti-kickback laws, and the Sunshine Act; and other matters.

3M's manufacturing operations are affected by national, state and local environmental laws and regulations around the world. The Company places consistent emphasis on environmental responsibility. 3M has made and will continue to make, necessary expenditures, including capital expenditures, for compliance with these applicable laws and regulations. 3M is also involved in remediation actions relating to environmental matters from past operations at certain sites (refer to "Environmental Matters and Litigation" in Note 17, Commitments and Contingencies).

Environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Reserves for liabilities for anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies, the Company's commitment to a plan of action, or approval by regulatory agencies. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives. 3M cannot predict with certainty whether future costs of compliance with government regulations (including environmental regulations) will have a material effect on its capital expenditures, earnings or competitive position.

Information about our Executive Officers: Following is a list of the executive officers of 3M, and their age, present position, the year elected to their present position and other positions they have held during the past five years. No family relationships exist among any of the executive officers named, nor is there any undisclosed arrangement or understanding pursuant to which any person was selected as an officer. This information is presented in the table below as of the date of the 10-K filing (February 3, 2026).

Name	Age	Present position	Year elected to present position	Other positions held during 2021 - 2025
William M. Brown	63	Chairman of the Board and Chief Executive Officer	2025	Chief Executive Officer, 2024-2025 Executive Chairman of the Board, L3Harris Technologies, 2021-2022 Chairman of the Board and Chief Executive Officer, L3Harris Technologies, 2019-2021
Anurag Maheshwari	52	Executive Vice President, Chief Financial Officer	2024	Executive Vice President, Chief Financial Officer, Otis Worldwide Corporation, 2022-2024 Vice President, Finance, IT and Chief Transformation Officer, Otis Asia Pacific, Otis Worldwide Corporation, 2020-2022
John P. Banovetz	58	Executive Vice President, Chief Technology Officer and Environmental Responsibility	2021	Senior Vice President, Chief Technology Officer and Environmental Responsibility, 2021
Wendy Bauer	50	Group President, Transportation & Electronics Business Group	2024	Vice President, Automotive & Mfg and Retail/Consumer Goods, Amazon Web Services, 2024 Vice President, Automotive & Mfg, Amazon Web Services, 2023-2024 General Manager, Automotive & Mfg, Amazon Web Services, 2023 General Manager, Automotive, Amazon Web Services, 2021-2022 Global Automotive Sales Lead, Amazon Web Services, 2019-2021
Karina Chavez	52	Group President, Consumer Business Group	2023	Senior Vice President and Chief Strategy Officer, 2021-2023 Senior Vice President, Customer Operations, 2020-2021
Zoe Dickson	52	Executive Vice President and Chief Human Resources Officer	2021	Senior Vice President, Talent, Learning and Insights, 2021 Vice President, Organization Effectiveness and Talent, Human Resources, 2020-2021
Paul Gallagher	58	Group President, Enterprise Supply Chain	2026	Chief Supply Chain Officer, General Mills, 2021-2026 Vice President, North America Supply Chain, General Mills 2019-2021
Chris Goralski	54	Group President, Safety & Industrial	2023	President, Industrial Adhesives & Tapes Division, 2020-2023
Mark Murphy	57	Executive Vice President, Chief Information and Digital Officer	2021	Chief Information Officer, Abbott Laboratories, 2020-2021
Kevin H. Rhodes	63	Executive Vice President, Chief Legal Affairs Officer, and Secretary	2025	Executive Vice President, Chief Legal Affairs Officer, 2022-2024 Senior Vice President and Deputy General Counsel, 2019-2021
Jon Van Wyck	43	Executive Vice President, Chief Strategy Officer	2025	Managing Director and Senior Partner, Boston Consulting Group, 2010-2025

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may also make forward-looking statements in other reports filed with the United States Securities and Exchange Commission ("SEC"), in materials delivered to shareholders and in press releases. In addition, the Company's representatives may from time to time make oral forward-looking statements.

Forward-looking statements relate to future events and typically address the Company's expected future business and financial performance. Words such as "plan," "expect," "aim," "believe," "project," "target," "anticipate," "intend," "estimate," "will," "should," "could," "would," "forecast," "future," "outlook," "guidance" and other words and terms of similar meaning, typically identify such forward-looking statements. In particular, these include, among others, statements relating to:

- worldwide economic, political, regulatory, international trade, geopolitical, capital markets and other external conditions and other factors beyond the Company's control, including inflation; recession; military conflicts; trade restrictions such as sanctions, tariffs, reciprocal and retaliatory tariffs, and other tariff-related measures; regulatory requirements, legal actions, or enforcement; and natural and other disasters or climate change affecting the operations of the Company or its customers and suppliers,
- foreign currency exchange rates and fluctuations in those rates,
- liabilities and the outcome of contingencies related to certain fluorochemicals known as "PFAS," including liabilities related to claims, lawsuits, and government regulatory proceedings concerning various PFAS-related products and chemistries, as well as risks related to the Company's exit of PFAS manufacturing and work to discontinue use of PFAS across its product portfolio,
- risks related to the class-action settlement ("PWS Settlement") to resolve claims by public water suppliers in the United States regarding PFAS, as well as risks related to ongoing PFAS-related settlements and claims,
- legal proceedings, including significant developments that could occur in the legal and regulatory proceedings described in the Company's reports on Form 10-K, 10-Q, and 8-K, as well as compliance risks related to legal or regulatory requirements, government contract requirements, policies and practices, or other matters that require or encourage the Company or its customers, suppliers, vendors, or channel partners to conduct business in a certain way,
- competitive conditions and customer preferences,
- the timing and market acceptance of new product and service offerings,
- the availability and cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, tariffs, supply chain interruptions, or natural or other disasters,
- unanticipated problems or delays when implementing new business systems and solutions, including with the phased implementation of a global enterprise resource planning (ERP) system, or security breaches and other disruptions to the Company's information or operational technology infrastructure,
- the impact of acquisitions, strategic alliances, divestitures, and other strategic events resulting from portfolio management actions and other evolving business strategies,
- operational execution, including the extent to which the Company can realize the benefits of planned productivity improvements, as well as the impact of organizational restructuring activities,
- financial market risks that may affect the Company's funding obligations under defined benefit pension and postretirement plans,
- the Company's credit ratings and its cost of capital,
- tax-related external conditions, including changes in tax rates, laws, or regulations,
- matters relating to the spin-off of the Company's Health Care business, including the risk that the expected benefits will not be realized; the risk that the costs or dis-synergies will exceed the anticipated amounts; potential impacts on the Company's relationships with its customers, suppliers, employees, regulators and other counterparties; the ability to realize the desired tax treatment; risks under the agreements and obligations entered into in connection with the spin-off, and
- matters relating to Combat Arms Earplugs ("CAE") and related products.

The Company assumes no obligation to update or revise any forward-looking statements. Changes in such assumptions or factors could produce significantly different results.

Forward-looking statements are based on certain assumptions and expectations of future events and trends that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those reflected in any such forward-looking statements depending on a variety of factors. Important information as to these factors can be found in this document, including, among others, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings of "Overview," "Financial Condition and Liquidity" and annually in "Critical Accounting Estimates." Discussion of these factors is incorporated by reference from Part I, Item 1A, "Risk Factors," of this document, and should be considered an integral part of Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information concerning factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Form 10-K, 10-Q and 8-K filed with the SEC from time to time.

Item 1A. Risk Factors

Provided below is a cautionary discussion of what we believe to be the most important risk factors applicable to the Company. Discussion of these factors is incorporated by reference into and considered an integral part of Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Related to the Global Economy and External Conditions

* The Company's results are impacted by the effects of, and changes in, worldwide economic, political, regulatory, international trade, geopolitical, tariffs and retaliatory counter measures, and other external conditions.

During 2025, the Company derived approximately 56 percent of its revenues from outside the United States. Accordingly, the Company's operations and the execution of its business strategies and plans are subject to global competition and economic and geopolitical risks that are beyond its control, such as, among other things, disruptions in financial markets, economic downturns, military conflicts, terrorism, public health emergencies, political changes and trends such as protectionism, economic nationalism resulting in government actions impacting international trade agreements or imposing trade restrictions such as tariffs and retaliatory counter measures, and government deficit reduction and other austerity measures in locations or industries in which the Company operates. Further escalation of specific trade tensions, including those between the U.S. and China, or more broadly in global trade conflict, could have a material adverse effect on the Company's business and operations around the world. The Company's business is also impacted by social, political, and labor conditions in locations in which the Company or its suppliers or customers operate; adverse changes in the availability and cost of capital; monetary policy; interest rates; inflation; recession; commodity prices; currency volatility or exchange control; ability to expatriate earnings; and other laws and regulations in the jurisdictions in which the Company or its suppliers or customers operate. For example, changes in local economic condition or outlooks, such as lower economic growth rates in China, Europe, or other key markets, impact the demand or profitability of the Company's products.

The global economy has been impacted by geopolitical tensions. The U.S. and other governments have imposed, and propose to impose additional, export controls and tariffs on certain products, and financial and economic sanctions on certain industry sectors and parties. These geopolitical tensions could result in, among other things, cyberattacks, supply chain disruptions (including limitations on access to rare earth minerals and other raw materials), higher energy and other commodity costs, lower consumer demand, and changes to foreign exchange rates and financial markets, and tariffs and trade restrictions may result in increased production costs and product pricing, further supply chain disruptions, limited access to end markets, lower profitability, and uncertainty related to planning long-term investments and strategies, and may have other competitive effects. Compliance with rapidly changing tariffs and trade restrictions may require significant time and resources, and in turn increase our cost of doing business, and could result in fines and penalties or reputational harm if we are found to not be in compliance. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, and results of operations.

Climate change and severe weather events, including related environmental and social regulations, as well as natural disasters, may negatively impact the Company or its customers and suppliers, in terms of availability and cost of natural resources, sources and supply of energy, product demand and manufacturing, compliance costs, and the health and well-being of individuals and communities in which we or our suppliers or customers operate.

* Foreign currency exchange rates and fluctuations in those rates may affect the Company's ability to realize projected growth rates in its sales and earnings.

The Company's financial statements are denominated in U.S. dollars and, as noted above, the Company derives a significant percentage of its revenues from outside the United States. As a result, the Company's results of operations and its ability to realize projected growth rates in sales and earnings could be materially adversely impacted if the U.S. dollar strengthens significantly against foreign currencies, and the Company's results of operations may experience volatility related to changes in exchange rates. For a discussion of the impact of foreign currency exchange rates on the Company, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Related to Legal and Regulatory Proceedings

* The Company faces liabilities related to certain fluorochemicals, which could have a material adverse effect on our results.

As previously reported, governments in the United States and internationally have increasingly been regulating a broad group of perfluoroalkyl and polyfluoroalkyl substances, collectively known as "PFAS," including some produced by the Company prior to the end of 2025.

The PFAS group of substances contains several categories and classes of durable chemicals and materials with properties that include oil, water, temperature, chemical, and fire resistance, as well as electrical insulating properties. The strength of the carbon-fluorine bond also means that these compounds do not easily degrade. These characteristics have made PFAS substances critical to the manufacture of a wide range of products, including electronic devices such as cell phones, tablets, and semi-conductors. They are also used to help prevent contamination of medical products like surgical gowns and drapes. Commercial aircraft and low-emissions vehicles also rely on PFAS technology. 3M is just one of a number of companies that manufactured PFAS compounds prior to the end of 2025.

As science and technology evolve and advance, and in response to evolving knowledge and the understanding that certain PFAS compounds had the potential to build up over time, 3M announced in 2000 that it would voluntarily phase out production of two PFAS substances, perfluorooctanoate (PFOA) and perfluorooctane sulfonate (PFOS) globally as a precautionary measure. Most of the phase out activities in the United States were completed by the end of 2002. The phase out included materials used to produce certain repellents and surfactant products, and products including Aqueous Film Forming Foam (AFFF) and certain coatings for food packaging, for example. Following the phase out of PFOA and PFOS production, the Company has continued to review, control, or eliminate the presence of certain PFAS in purchased materials, as intended substances in products, or as byproducts of some of 3M's current manufacturing processes, products, and waste streams.

3M announced in December 2022 it would take two further actions with respect to PFAS (2022 PFAS Announcement): exiting all PFAS manufacturing by the end of 2025, and working to discontinue the use of PFAS across its product portfolio by the end of 2025. 3M completed its exit of PFAS manufacturing at the end of 2025. 3M will continue to take actions to address PFAS manufactured prior to the exit. For example, the Company's water treatment assets at facilities that manufactured PFAS will continue to treat PFAS from historical manufacturing activities and remediate residual PFAS in waste streams from the Company's operations. 3M also will continue to work through the disposition of its assets and its interests in manufacturing facilities, which may include dismantling, cleaning and repurposing, and other dispositions of facilities or equipment. 3M remains in ongoing discussions with customers, government authorities, and other stakeholders and interested parties about customer agreements and the Company's interests in assets and facilities, which may be owned or leased from other parties that have interests and rights related to those facilities. The Company recognized a $0.8 billion pre-tax charge in the fourth quarter of 2022 associated with the 2022 PFAS Announcement related to asset impairments, and will incur additional expenses in connection with the 2022 PFAS Announcement. In addition, the 2022 PFAS Announcement involves risks, including: the actual costs and financial impact of such exit; potential governmental or regulatory actions relating to PFAS or the Company's exit; the Company's ability to identify and manufacture, or procure from third parties if possible, acceptable substitutes for PFAS-containing materials in 3M's supply chain; the possibility that such non-PFAS options are not available or that such substitutes may not achieve the anticipated or desired commercial, financial or operational results; potential litigation relating to the Company's exit or to any products that include third-party manufactured materials containing PFAS that are incorporated into the products the Company sells; and the possibility that the exit will involve greater costs than anticipated, or may otherwise have negative impacts on the Company's relationships with its customers and other parties.

As also noted, 3M has been working to discontinue the use of PFAS across its product portfolio and has made substantial progress in eliminating such use in the Company's products. With respect to PFAS-containing products not manufactured by 3M in the Company's supply chains, the Company continues to evaluate the availability and feasibility of adopting and incorporating third-party products into its product portfolio that do not contain PFAS. Depending on the availability and feasibility of such third-party products not containing PFAS, the Company continues to evaluate circumstances in which the use of PFAS-containing products manufactured by third parties and used in certain applications in 3M's product portfolios will continue beyond the end of 2025. Examples of PFAS-containing third-party products include lithium ion batteries, printed circuit boards, certain seals and gaskets, and other products widely used in commerce across a variety of industries, and in some cases required by regulatory or industry standards. In certain cases, sales and use of products manufactured before the end of 2025, and sales of products through customer transitions to new products, regulatory approvals, or customer re-certifications or re-qualifications of substitutes or replacements to eliminate the use of PFAS, were not completed by the end of 2025 and transitional efforts are ongoing.

3M has noticed several global regulatory trends related to PFAS, including decreasing emission standards and limits set for the presence of certain PFAS in various media, and the inclusion in regulatory activity of a broadening group of PFAS. Developments in these and other global regulatory trends may require additional actions by 3M, including investigation, remediation and compliance actions, and may result in additional litigation and enforcement action-related costs.

Under certain environmental laws, including the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") and similar state laws, the Company may be jointly and severally liable, sometimes with other potentially responsible parties, for the costs of investigation and remediation of environmental contamination at current or former facilities and at off-site locations where substances designated as "hazardous substances" have been released or disposed of. The Company has identified numerous locations, many of which are in the United States, at which it may have some liability for remediation of contamination under applicable environmental laws. As a result of the CERCLA designation of PFOA and PFOS as hazardous substances in 2024, and to the extent EPA finalizes additional proposals related to PFAS, 3M may be required to undertake additional investigative or remediation activities, including where 3M conducts operations or where 3M has disposed of waste. 3M may also face additional litigation from other entities that have liability under these laws for claims seeking contribution for clean-up costs other entities might have.

The Company has been voluntarily cooperating with various local, state, federal (primarily the U.S. Environmental Protection Agency (EPA)), and international agencies in their reviews of the environmental and health effects of certain PFAS produced by the Company prior to the end of 2025. 3M currently is defending lawsuits concerning various PFAS-related products and chemistries, and is subject to unasserted and asserted claims and governmental regulatory proceedings and inquiries related to the production and use of PFAS in a variety of jurisdictions, as discussed in Note 17, "Commitments and Contingencies," within the Notes to Consolidated Financial Statements. 3M has seen increased public and private lawsuits being filed on behalf of states, counties, cities, and utilities alleging, among other things, harm to the general public and damages to natural resources, some of which are pending in the AFFF multi-district litigation and some of which are pending in other jurisdictions, including internationally. Various factors or developments in these and other disclosed actions could result in future charges that could have a material adverse effect on 3M. For example, as described in greater detail in Note 17, "Commitments and Contingencies," within the Notes to Consolidated Financial Statements, in June 2023, the Company entered into a class-action settlement ("PWS Settlement") to resolve a wide range of drinking water claims by public water suppliers in the United States regarding PFAS. The court approved that settlement in March 2024. 3M will pay $10.5 billion to $12.5 billion in total to resolve the claims released by the PWS Settlement, with payments to be made from 2024 through 2036, in exchange for a release of certain claims, as described further in Note 17. Unexpected events related to the PWS Settlement, including the potential impact of the PWS Settlement on other PFAS-related matters, could have a material adverse effect on the Company's results of operations, cash flows or consolidated financial position. In addition, as previously disclosed, in connection with the separation of Solventum, the Company agreed to retain liabilities related to PFAS for certain products sold by the Company's health care businesses prior to the separation and by Solventum for a limited period of time following the separation.

Governmental inquiries, lawsuits, or laws and regulations involving PFAS could lead to the Company incurring liability for damages or other costs, civil or criminal proceedings, the imposition of fines and penalties, or other remedies, including orders to conduct remediation, as well as restrictions on or added costs for business operations going forward, including in the form of restrictions on discharges at manufacturing facilities, requiring the installation of control technologies, suspension or shutdown of facility operations, switching costs in seeking alternative sources of supply, potential customer damage claims due to supply disruptions or otherwise, restoration of and/or compensation for damages to natural resources, personal injury and property damages, and reporting requirements or bans on PFAS and PFAS-containing products manufactured by the Company. The Company may also record charges relating to ongoing asset use, retirement or disposition, some of which may be material, depending in part on how the Company manages related assets in connection with these activities. Any of the foregoing could have a material adverse effect on the Company's results of operations, cash flows or consolidated financial position.

The Company is subject to risks related to international, federal, state, and local treaties, laws, and regulations, as well as compliance risks related to legal or regulatory requirements, contract requirements, policies and practices, or other matters that require or encourage the Company or its customers, suppliers, vendors, or channel partners to conduct business in a certain way. The outcome of legal and regulatory proceedings related to compliance with these treaties, laws, regulations, and requirements could have a material adverse effect on the Company's reputation, ability to execute its strategy and its results of operations.

The Company operates globally, including in some jurisdictions that pose potentially elevated risks of fraud or corruption or increased risk of internal control issues, and is subject to risks related to international, federal, state, and local treaties, laws, and regulations, including those involving product liability; securities and corporate governance; antitrust and competition; intellectual property; environmental, health, and safety; tax; the FCPA and other anti-bribery and anti-corruption laws; international import and export requirements and trade sanctions compliance; laws and regulations that apply to industries served by the Company, including the False Claims Act, anti-kickback laws, and the Sunshine Act; and other matters. The Company is also subject to compliance risks related to legal or regulatory requirements, contract requirements, policies and practices, or other matters that require or encourage the Company and its suppliers, vendors, or channel parties, to conduct business in a certain way. Legal compliance risks also include third-party risks where the Company's suppliers, vendors, or channel partners, or trade associations to which the Company belongs, have business practices that are inconsistent with 3M's Supplier Responsibility Code, 3M performance requirements, or with legal requirements.

The Company is also subject to certain risks as a direct and indirect supplier to the U.S. government and other governments, such as those associated with compliance with procurement regulations, as well as the government's rights to audit and conduct investigations and to terminate contracts. There is also uncertainty as to the extent and timing of funding that may be available for U.S. federal government and other government procurement activities. Failure by the Company or one of its customers, suppliers, vendors, or channel partners to comply with provisions of government contracts or related laws, regulations, executive orders, or other government actions could result in the Company being unable to fulfill its contract commitments under a government contract or inability to realize the full value of such contract. Significant administrative, civil or criminal liabilities, including under the U.S. False Claims Act or similar enforcement legislation, and suspension or debarment from business with the U.S. or other governments, and reputational harm, could also result from the risks noted above.

The failure to comply with the FCPA and other anti-bribery and anti-corruption laws and regulations could result in significant civil fines and penalties or criminal sanctions against the Company, which could have a material adverse effect on our business, reputation, operating results and financial condition. These laws and regulations prohibit corrupt payments by the Company's employees, suppliers, vendors, channel partners or agents. The Company is also required to maintain accurate books and records and adequate internal controls under the FCPA's accounting provisions. From time to time, the Company receives reports internally and externally, via various reporting channels deployed by its Ethics and Compliance function or otherwise (such as shareholder communications), about business and other activities that raise compliance or other legal or litigation issues. The Company has in the past been, and in the future could be, required to investigate such reports and cooperate with U.S. and foreign regulatory authorities in such investigations, audit, monitor compliance or alter its practices as part of such investigations, and the Company has in the past been, and in the future could be, required to pay fines or penalties related to its practices. While the Company maintains and implements U.S. and international compliance programs, including policies and procedures, training, and internal controls designed to reduce the risk of noncompliance, the Company's employees, suppliers, vendors, channel partners or agents may violate such policies and procedures and engage in practices that contravene relevant laws and regulations.

The Company's results of operations could experience a material adverse effect if the costs to comply with these evolving treaties, laws, regulations, and requirements are greater than projected by the Company. In addition, the outcome of legal and regulatory proceedings related to compliance with these treaties, laws, regulations, and requirements are difficult to reliably predict, may differ from the Company's expectations, and have resulted and may in the future result in, one or more of the following: criminal or civil sanctions, including fines; limitations on the extent to which the Company can conduct business; employee and business partner terminations due to policy violations; and private rights of action that result in litigation exposure, including expenses and costs incurred in connection with settlement or court proceedings, for the Company. In addition, detecting, investigating and resolving actual or alleged violations of these acts is expensive and could consume significant time and attention of our senior management. Although the Company maintains general liability insurance to mitigate monetary exposure, the amount of the liability that may result from certain of these risks is unlikely to be fully covered by applicable insurance, and to the extent covered, will exceed the applicable limits of such insurance. Various factors or developments can lead the Company to change current estimates of liabilities and related insurance receivables, or make such estimates possible for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement, or unfavorable development could result in future charges that could have a material adverse effect on the Company's results of operations or cash flows or its consolidated financial position. In addition, negative publicity related to the matters noted above or other matters involving the Company may negatively impact the Company's reputation. The Company also relies on patent and other intellectual property protection, and challenges to the Company's intellectual property rights, or claims that the Company's activities interfere with the intellectual property rights of a third party, could cause the Company to incur significant expenses to assert or defend against such claims, could result in reduced revenue, and could damage the Company's reputation, any of which could have a material adverse effect on the Company. For a more detailed discussion of the legal proceedings involving the Company and the associated accounting estimates, see the discussion in Note 17, "Commitments and Contingencies," within the Notes to Consolidated Financial Statements.

Risks Related to Our Products and Customer Preferences

* The Company's results are affected by competitive conditions and customer preferences.

Demand for the Company's products, which impacts revenue and profit margins, is affected by, among other things: (i) the development and timing of the introduction of competitive products; (ii) the Company's pricing strategies; (iii) changes in customer order patterns, such as changes in the levels of inventory maintained by customers, vendors, or channel partners; (iv) changes in customers' preferences for our products, including preferences for products that do not contain third-party manufactured PFAS, the success of products offered by our competitors, and changes in customer designs for their products that can affect the demand for some of the Company's products; and (v) changes in the business environment related to disruptive technologies, such as artificial intelligence and machine learning technologies, block-chain, expanded analytics, and other enhanced learnings from increasing volume of available data. Tariffs and other trade restrictions may also: increase the cost of raw materials and components imported from other countries, leading to higher production costs and product pricing to the extent those increased costs are offset through pricing actions; disrupt established supply chains, forcing the Company to find new suppliers or relocate production, which can be time-consuming and costly; limit the Company's access to end markets and, in turn, result in reduced sales and revenue; lower profitability; result in uncertainty related to planning long-term investments and strategies; and have other competitive effects. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, and results of operations.

* The Company's growth objectives are largely dependent on the timing and market acceptance of its new product offerings, including its ability to continually renew its pipeline of new products and to bring those products to market.

The ability to successfully bring new products to market is subject to difficulties or delays in product development, such as the inability to identify viable new products, obtain adequate intellectual property protection, or gain market acceptance of new products. There are no guarantees that new products will prove to be commercially successful.

* The Company's future results are subject to vulnerability with respect to materials and fluctuations in the costs and availability of purchased components, compounds, raw materials, energy, and labor due to shortages, increased demand and wages, strikes or other labor disruptions, logistics, supply chain interruptions, manufacturing site disruptions, regulatory developments, natural disasters, and other disruptive factors.

The Company depends on various components, compounds, raw materials, and energy (including oil and natural gas and their derivatives) supplied by others for the manufacturing of its products. Supplier relationships have been and could be interrupted or terminated in the future due to events such as supplier material shortages, climate impacts and severe weather events, natural and other disasters, and other disruptive events such as those noted in the first risk factor above. In addition, some of our suppliers are limited- or sole-source suppliers, and our ability to meet our obligations to customers depends on the performance, product quality, and stability of such suppliers and the Company's ability to source adequate alternatives in a cost-effective manner. Any sustained interruption in the Company's receipt of adequate supplies, supply chain disruptions impacting the distribution of products, or disruption to key manufacturing sites' operations due to natural and other disasters or events, such as government actions relating to discharge or emission permits, strikes or other labor disruptions, or other legal or regulatory requirements, could have a material adverse effect on the Company and its ability to fulfill supply obligations to its customers. The Company could incur contractual penalties, experience a deterioration in customer relationships, or suffer harm to its reputation if the Company is unable to fulfill its obligations to customers, any of which could have a material adverse effect on the Company. In addition, there can be no assurance that the Company's processes to minimize volatility in component and material pricing will be successful or that future price fluctuations or shortages will not have a material adverse effect on the Company.

Risks Related to Our Business

* The Company employs information including operational technology systems to support its business and to collect, store, and/or use proprietary and confidential information, including ongoing phased implementation of an enterprise resource planning (ERP) system as part of its business transformation on a worldwide basis over the next several years. Network disruptions, security and data breaches, cyberattacks, and other cybersecurity incidents involving the Company's information technology systems, networks and infrastructure could: disrupt or interfere with the Company's operations; result in the compromise and misappropriation of proprietary and confidential information belonging to the Company or its customers, suppliers, and employees; and expose the Company to numerous expenses, liabilities, and other negative consequences, any or all of which could have a material adverse effect on the Company's business, reputation, and results of operations.

In the ordinary course of business, the Company relies on centralized and local information technology networks and systems, some of which are provided, hosted, or managed by vendors and other third parties, to process, transmit, and store electronic information, and to manage or support a variety of businesses. Additionally, the Company collects and stores certain data, including proprietary business information, and has access to confidential or personal information in certain of our businesses that is subject to artificial intelligence, privacy and cybersecurity laws, regulations, and customer-imposed controls. Third parties and threat actors, including organized criminals, nation-state entities, and/or nation-state supported actors, regularly attempt to gain unauthorized access to the Company's information and operational technology networks and infrastructure, data, and other information, and many such attempts are becoming increasingly sophisticated. Despite our cybersecurity and business continuity counter measures (including employee and third-party training, monitoring of networks and systems, patching, maintenance, and backup of systems and data), the Company's information and operational technology systems, networks and infrastructure have experienced and are expected to experience cyberattacks of various degrees of sophistication, and are susceptible to insider threat, compromise, damage, disruption, or shutdown, including as a result of the exploitation of known or unknown hardware or software vulnerabilities, or zero day attacks, in our systems or the systems of our vendors and third-party service providers, the introduction of computer viruses, malware or ransomware, service or cloud provider disruptions or security breaches, phishing attempts, employee error or malfeasance, power outages, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. The Company's increased adoption of remote working, initially driven by the COVID-19 health pandemic, also introduces additional threats and risk of disruptions to our information technology systems, networks and infrastructure. Despite the Company's cybersecurity counter measures, it is possible for security vulnerabilities or a cyberattack to remain undetected for an extended time, up to and including several months, and the prioritization of decisions with respect to security measures and remediation of known vulnerabilities that we and the vendors and other third parties upon which we rely make may prove inadequate to protect against these attacks. While we and third parties we utilize have experienced, and expect to continue to experience, cybersecurity incidents that could lead to other disruptions of the Company's and the third parties' information and operational technology systems and infrastructure, we do not believe that any such cybersecurity incidents to date have had a material impact on the Company. Any cybersecurity incident or information or operational technology network disruption could result in numerous negative consequences, including the risk of: legal claims or proceedings, investigations or enforcement actions by U.S., state, or foreign regulators; liabilities or penalties under applicable laws and regulations, including privacy laws and regulations in the U.S. and other jurisdictions; interference with the Company's operations; the incurrence of remediation costs; loss of intellectual property protection; the loss of customer, supplier, or employee relationships; and damage to the Company's reputation, any of which could have a material adverse effect the Company's business. Although the Company maintains insurance coverage for various cybersecurity and business continuity risks, there can be no guarantee that all costs, damages, expenses or losses incurred will be fully insured nor reimbursed through insurance recoveries.

The Company's use of artificial intelligence technologies exposes the Company to risks which could have a material adverse effect on the Company's business, reputation and results of operations.

Artificial intelligence (AI) technologies support a range of the Company's activities, including research and development, operational processes, customer facing tools, and other business functions. The use of AI introduces risks that could adversely affect the Company's business, results of operations, or financial condition. AI systems may produce inaccurate, biased, or incomplete outputs, which could lead to operational errors, reduced product or service quality, or unintentional impacts on business decisions. External vendors and third party AI tools may expose the Company to additional risks, including insufficient transparency into model performance, vulnerabilities in underlying technologies, or disruptions in service availability. AI development and deployment also require security, and proper governance of the data used. Use of AI tools, including third party platforms, increases the risk of unauthorized disclosure, loss, or misuse of confidential, personal, or commercially sensitive information. In addition, there is a risk that employees or contractors could inadvertently input confidential company information or third party proprietary data into AI systems, including systems not designed for secure handling of such information. These actions could result in violations of contractual obligations, data protection requirements, or intellectual property rights, and could expose the Company to legal, regulatory, or reputational harm. Emerging and evolving regulations related to AI use, transparency, safety, and accountability may require additional investment, changes to existing processes, or limitations on the development and application of these technologies. Rapid advances in AI may also create competitive pressures or require ongoing investment to maintain effectiveness, and failures to manage, govern, or deploy AI responsibly could impair the Company's ability to achieve expected efficiencies or strategic objectives. While the Company will seek to develop and use artificial intelligence responsibly, and will attempt to identify and mitigate ethical, privacy, legal or other issues presented by its use, there can be no assurance that the Company will be fully successful in doing so, and may be subject to data breaches, allegations of unauthorized access to, or use of, third party data, information, or intellectual property rights, or other risks, which may lead to financial losses, legal liability, regulatory scrutiny and reputational damage.

* Acquisitions, strategic alliances, divestitures, and other strategic events resulting from portfolio management actions and other evolving business strategies could affect future results.

The Company monitors its business portfolio and organizational structure and has made and may continue to make acquisitions, strategic alliances, divestitures, and changes to its organizational structure. With respect to acquisitions and strategic alliances, future results will be affected by, as applicable, the Company's ability to integrate acquired businesses quickly and obtain the anticipated synergies and the Company's ability to operationalize and derive anticipated benefits from alliances. Divestitures may include continued involvement in the divested businesses, such as through transitional or longer-term supply or distribution arrangements, following the transaction, and may result in unexpected liabilities through indemnification or other risk-shifting mechanisms in the applicable divestiture agreement. For example, in connection with the separation of Solventum, the Company and Solventum entered into various agreements that provide for the performance of certain services or provision of goods by each company for the benefit of the other and that may result in unexpected liabilities related to indemnification obligations or non-performance by Solventum. A summary of the material terms of these agreements can be found in the section entitled "Certain Relationships and Related Party Transactions—Agreements with 3M" in Solventum's Information Statement, dated March 13, 2024, which was included as Exhibit 99.1 to Solventum's Current Report on 8-K filed with the SEC on March 13, 2024. Any of the foregoing could have a material adverse effect on the Company's future results.

* The Company's future results may be affected by its operational execution, including through organizational restructurings and scenarios where the Company generates fewer productivity improvements than planned.

The Company's financial results depend on the successful execution of its business operating plans. The Company utilizes various tools, such as continuous improvement, to improve productivity and reduce expenses and engages in ongoing global business transformation, including restructurings from time to time, to streamline its operations, improve operational efficiency, productivity, and the speed and efficiency with which it serves customers. Workforce restructuring activities are expected to deliver benefits, but also impact business groups, functions, and geographies. There can be no assurance that we will realize the benefits of such activities, or that such activities will not result in unexpected or negative consequences, such as: a reduced ability to generate sales; a relationship impact with employees; or a reduced ability to provide the experience that our customers, suppliers, vendors, and channel partners expect from us. In addition, the ability to adapt to business model and other changes, including responding to evolving customer needs and service expectations, are important, and, if not done successfully, could negatively impact the Company's ability to win new business and enhance revenue and 3M's brand. Operational challenges, including those related to customer service, pace of change and productivity improvements, could have a material adverse effect on the Company's business, financial condition, and results of operations.

Risks Related to Financial and Capital Markets and Tax Matters

* The Company's defined benefit pension and postretirement plans are subject to financial market risks that could have a material adverse effect on our results.

The performance of financial markets and discount rates impact the Company's funding obligations under its defined benefit plans. Significant changes in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets, and legislative or regulatory changes relating to defined benefit plan funding may increase the Company's funding obligations and could have a material adverse effect on its results of operations and cash flows.

* Change in the Company's credit ratings or increases in benchmark interest rates could increase cost of funding.

The Company's credit ratings are important to 3M's cost of capital. The major rating agencies routinely evaluate the Company's credit profile and assign debt ratings to 3M. This evaluation is based on a number of factors, which include financial strength, business and financial risk, as well as transparency with rating agencies and timeliness of financial reporting. The Company's credit ratings have served to lower 3M's borrowing costs and facilitate access to a variety of lenders. As of the date of this report, 3M has a credit rating of A3, stable outlook from Moody's Investors Service, a credit rating of BBB+, stable outlook from S&P Global Ratings, and a credit rating of A-, stable outlook from Fitch Ratings. The addition of further leverage to the Company's capital structure could impact 3M's credit ratings in the future. Failure to maintain strong investment grade ratings and further downgrades by the ratings agencies, would adversely affect the Company's cost of funding and could have a material adverse effect on the Company's liquidity and access to capital markets. In addition, interest expenses could increase due to a rise in interest rates.

* Changes in tax rates, laws, or regulations could adversely impact our financial results.

The Company's business is subject to tax-related external conditions, such as tax rates, tax laws and regulations, changing political environments in the U.S. and foreign jurisdictions that impact tax examination, and assessment and enforcement approaches. In addition, changes in tax laws including further regulatory developments arising from U.S. or international tax reform legislation could result in a tax expense or benefit recorded to the Company's Consolidated Statement of Earnings. In connection with the Base Erosion and Profit Shifting (BEPS) Integrated Framework provided by Organization for Economic Cooperation and Development (OECD), determination of multi-jurisdictional taxation rights and the rate of tax applicable to certain types of income may be subject to potential change. Due to the evolving nature of global tax laws and regulations and compliance approaches, it is currently not possible to assess the ultimate impact of these actions on our financial statements, but these actions could have a material adverse effect on the Company's financial results.

Risks Related to the Company's Aearo Entities and Combat Arms Earplug Settlement

* The Company is subject to risks related to the Company's Aearo Entities and CAE Settlement.

As previously disclosed, and as discussed further in Note 17, "Commitments and Contingencies," within the Notes to Consolidated Financial Statements, Aearo Technologies sold Dual-Ended Combat Arms – Version 2 earplugs starting in about 1999. 3M acquired Aearo Technologies in 2008 and sold these earplugs from 2008 through 2015, when the product was discontinued. 3M and Aearo Technologies believe the Combat Arms Earplugs were effective and safe when used properly, but nevertheless faced significant litigation relating to the earplugs. In August 2023, the Company and the Aearo Entities entered into a settlement arrangement (as amended, the "CAE Settlement") which is structured to promote participation by claimants and is intended to resolve, to the fullest extent possible, all litigation and alleged claims involving the CAE sold or manufactured by the Aearo Entities and/or 3M. Pursuant to the CAE Settlement, 3M will contribute a total amount of $6.0 billion between 2023 and 2029. Payments to claimants are subject to certain conditions, including providing 3M with a full release of any and all claims involving the CAE. As of the final registration date for the CAE Settlement, more than 99% of claimants are participating in the settlement. The CAE Settlement is subject to risk and uncertainties, including, but not limited to, whether there will be a significant number of future claims by plaintiffs that decline to participate in the CAE Settlement, whether the CAE Settlement is appealed or challenged, or the filing and outcome of additional litigation in the United States and internationally relating to the products that are the subject of the CAE Settlement. These and other events related to the CAE Settlement, including the potential impact of the CAE Settlement on related matters, could have a material adverse effect on the Company's results of operations, cash flows or consolidated financial position.

Risks Related to the Spin-off of Solventum, the Company's Former Health Care Business

* The Company is subject to risks related to the separation of Solventum, the Company's former Health Care business, into an independent public company.

On April 1, 2024, the Company completed the planned spin-off of its health care business, which is known as Solventum Corporation, as an independent company. There can be no assurance that the anticipated benefits of the transaction will be realized, or that the costs or dis-synergies of the transaction (including costs of related restructuring transactions) will not exceed the anticipated amounts, in each case in the amounts or within the timeframes that were anticipated. The separation may also impose challenges on the Company and its business, including potential impacts on the Company's relationships with its customers, employees, regulators, and other counterparties.

In connection with the separation, the Company and Solventum entered into various agreements that provide for the performance of certain services or provision of goods by each company for the benefit of the other, including a separation and distribution agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, a transition distribution services agreement, a transition contract manufacturing agreement, a stockholder's and registration rights agreement, an intellectual property cross license agreement, a master supply agreement, and a reverse master supply agreement. Performance under these agreement or other related conditions outside of the Company's control could materially affect our operations and future financial results.

Following the separation, the Company is a smaller, less diversified company than it was prior to the separation, which could make the Company more vulnerable to factors impacting its performance, such as changing market conditions and market volatility. In addition, the Company may be unable to find suitable alternatives for goods and services that Solventum temporarily provides to the Company pursuant to the agreements noted above, or such alternative goods and services may be more expensive than provided by Solventum to the Company.

The Company retained an equity interest in Solventum in connection with the spin-off. The Company cannot predict the trading price of shares of Solventum's common stock and the market value of the Solventum shares is subject to market volatility and other factors outside of the Company's control. The Company intends to divest its ownership interest in Solventum within five years from the spin-off, but there can be no assurance regarding the timing of, or timeframe over which, such divestiture or divestitures may occur, or the amount of proceeds received by the Company in connection with any such divestitures.

In addition, while it is intended that the transaction be tax-free to the Company's stockholders for U.S. federal income tax purposes, there is no assurance that the transactions will qualify for this treatment. If the spin-off is ultimately determined to be taxable, the Company, Solventum, or the Company's stockholders could incur income tax liabilities that could be significant. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, and the price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company has processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes are integrated into the Company's overall risk management systems, as overseen by the Company's board of directors, primarily through its audit committee. These processes also include overseeing and identifying risks from cybersecurity threats associated with the use of third-party service providers. The Company conducts security assessments of certain third-party providers before engagement and has established monitoring procedures in its effort to mitigate risks related to data breaches or other security incidents originating from third parties. The Company from time to time engages third-party consultants, legal advisors, and audit firms in evaluating and testing the Company's risk management systems and assessing and remediating certain cybersecurity incidents. The Company also continues to provide its employees with cybersecurity and data protection training to support its risk mitigation efforts.

Governance

Board of Directors

The audit committee of the Company's board of directors oversees, among other things, the adequacy and effectiveness of the Company's internal controls, including internal controls designed to assess, identify, and manage material risks from cybersecurity threats. The audit committee is informed of material risks from cybersecurity threats pursuant to the escalation criteria as set forth in the Company's disclosure controls and procedures. Further, at least bi-annually, the Company's Chief Information and Digital Officer ("CIDO"), and/or the Company's Chief Information Security Officer ("CISO"), reports on cybersecurity matters, including material risks and threats, to the Company's audit committee, and the audit committee provides updates to the Company's board of directors at regular board meetings. The CIDO also provides updates annually or more frequently as appropriate to the Company's board of directors.

Management

Under the oversight of the audit committee of the Company's board of directors, and as directed by the Company's Chief Executive Officer, the CIDO and CISO are primarily responsible for the assessment and management of material cybersecurity risks. The CIDO has more than 20 years of experience with global technology organizations across multiple industries. The CISO has over 25 years of experience in information security, risk management, and compliance, has served as the chief information security officer at other organizations and, among other things, is a certified information systems security professional. The CIDO and CISO are also supported by a Cybersecurity & Privacy Executive Oversight Committee, which is comprised of certain members of senior management and provides cross-functional support for cybersecurity risk management and facilitates the response to any cybersecurity incidents.

The Company's CISO oversees the Company's cybersecurity incident response plan and related processes that are designed to assess and manage material risks from cybersecurity threats. The Company's CISO also coordinates with the Company's legal counsel and third parties, such as consultants and legal advisors, to assess and manage material risks from cybersecurity threats. The Company's CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents pursuant to criteria set forth in the Company's incident response plan and related processes.

The Company's Disclosure Committee, with the assistance of its Cybersecurity Subcommittee, is responsible for overseeing the establishment and effectiveness of controls and other procedures, including controls and procedures related to the public disclosure of material cybersecurity matters. The Company's Disclosure Committee is comprised of, among others, the Company's Corporate Controller and Chief Accounting Officer ("CAO"), Treasurer, Chief Legal Affairs Officer ("CLAO"), Assistant Corporate Secretary, General Auditor, and most senior members of the investor relations, external reporting, financial planning and analysis, and tax functions. The Cybersecurity Subcommittee of the Company's Disclosure Committee is comprised of, among others, the Company's CAO, Treasurer, CLAO, Assistant Corporate Secretary, and General Auditor, as well as the CIDO and CISO and Chief Privacy Officer.

The Company's CISO, or a delegate, informs the Disclosure Committee's Cybersecurity Subcommittee of certain cybersecurity incidents that may potentially be determined to be material pursuant to escalation criteria set forth in the Company's incident response plan and related processes. The Disclosure Committee's Cybersecurity Subcommittee is also responsible for advising the Disclosure Committee and the Company's Chief Executive Officer and Chief Financial Officer regarding cybersecurity disclosures in public filings. The CIDO and CISO, with the CLAO in attendance, also notifies the audit committee chair of any material cybersecurity incident.

As of the date of this Form 10-K, the Company is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition and that are required to be reported in this Form 10-K. For further discussion of the risks associated with cybersecurity incidents, see the cybersecurity risk factor in the section entitled "Item 1A. Risk Factors" in this Form 10-K.

Item 2. Properties

In the U.S., 3M's general offices, corporate research laboratories, and certain division laboratories are located in St. Paul, Minnesota. The Company operates 48 manufacturing facilities in 26 states. Internationally, the Company operates 60 manufacturing and converting facilities in 25 countries.

3M owns the majority of its physical properties. 3M's physical facilities are highly suitable for the purposes for which they were designed. Because 3M is a global enterprise characterized by substantial inter-segment cooperation, properties are often used by multiple business segments.

Item 3. Legal Proceedings

Discussion of legal matters is incorporated by reference from Part II, Item 8, Note 17, "Commitments and Contingencies," of this document, and should be considered an integral part of Part I, Item 3, "Legal Proceedings."

Item 4. Mine Safety Disclosures

Pursuant to Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"), the Company is required to disclose, in connection with the mines it operates, information concerning mine safety violations or other regulatory matters in its periodic reports filed with the SEC. The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Act is included in Exhibit 95 to this annual report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Equity compensation plans' information is incorporated by reference from Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this document, and should be considered an integral part of Item 5. At January 31, 2026, there were 53,850 shareholders of record. 3M's stock ticker symbol is MMM and is listed on the New York Stock Exchange, Inc. (NYSE) and NYSE Texas, Inc, and the SIX Swiss Exchange. Cash dividends declared and paid totaled $0.73 per share for each quarter of 2025; $1.51 per share for the first quarter of 2024; and $0.70 per share for each of the second, third, and fourth quarters of 2024. 3M typically declares and pays dividends in the same quarter.

Issuer Purchases of Equity Securities: Repurchases of 3M common stock are made to support the Company's stock-based employee compensation plans and for other corporate purposes. In February 2025, 3M's Board of Directors replaced the Company's 2018 repurchase program with a new repurchase program. This new program authorizes the repurchase of up to $7.5 billion of 3M's outstanding common stock, with no pre-established end date.

Issuer Purchases of Equity Securities (registered pursuant to Section 12 of the Exchange Act)

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs (Millions)
October 1 - 31, 2025	1,055,270	151.00	1,055,270	5,026
November 1 - 30, 2025	762,200	166.94	762,200	4,899
December 1 - 31, 2025	1,589,541	165.27	1,589,541	4,636
Total	3,407,011	161.22	3,407,011	

(a) The total number of shares purchased includes: (i) shares purchased under the Board's authorizations described above, and (ii) shares purchased in connection with the exercise of stock options.

(b) The total number of shares purchased as part of publicly announced plans or programs includes shares purchased under the Board's authorizations described above.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of 3M's financial statements with a narrative from the perspective of management. 3M's MD&A is presented in the following sections:

- Overview
- Results of Operations
- Performance by Business Segment
- Performance by Geographic Area
- Critical Accounting Estimates
- New Accounting Pronouncements
- Financial Condition and Liquidity
- Financial Instruments

Forward-looking statements in Item 7 may involve risks and uncertainties that could cause results to differ materially from those projected (refer to the section entitled *Cautionary Note Concerning Factors That May Affect Future Results* in Item 1 and the risk factors provided in Item 1A for discussion of these risks and uncertainties).

Additional information about results of operations and financial condition for 2024 and 2023 (including the detailed discussion of the prior year 2024 to 2023 year-over-year changes) can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations sections in 3M's Annual Report on Form 10-K for the year ended December 31, 2024.

Overview

3M is a diversified global manufacturer, technology innovator and marketer of a wide variety of products and services. As discussed in Note 1, certain changes are reflective in this document for all applicable periods presented.

As discussed in Note 2, on April 1, 2024, 3M completed the separation of its Health Care business (the Separation) through a pro rata distribution of 80.1% of the outstanding shares of Solventum Corporation (Solventum) to 3M stockholders. As a result, Solventum became an independent public company, 3M no longer consolidated Solventum into 3M's financial results and the historical net income of Solventum, and applicable assets and liabilities included in the Separation were reported in 3M's consolidated financial statements as discontinued operations.

3M manages its continuing operations in three operating business segments: Safety and Industrial; Transportation and Electronics; and Consumer. From a geographic perspective, EMEA refers to Europe, the Middle East, and Africa on a combined basis.

Unless otherwise noted, any sales change analysis compares 2025 with 2024, year-on-year (YoY).

Financial highlights for 2025 and 2024:

| | 2025 | | 2024 | |
	GAAP	Adjusted[a]	GAAP	Adjusted[a]
Net sales (millions)	$ 24,948	$ 24,279	$ 24,575	$ 23,630
Total sales change	1.5 %	2.7 %	(0.1)%	1.3 %
Organic sales change[b]	0.9 %	2.1 %	(0.2)%	1.2 %

(a) The Company refers to various "adjusted" amounts or measures on an "adjusted" basis. These exclude special items. These non-GAAP measures are further described and reconciled to the most directly comparable GAAP financial measures in the *Certain amounts adjusted for special items - (non-GAAP measures)* section below.

(b) Organic sales change (which includes both organic volume and selling price impacts), is defined as the change in net sales, absent the impacts from foreign currency translation and acquisitions, net of divestitures. 3M believes this information is useful to investors and management in understanding ongoing operations and in analysis of ongoing operating trends.

Net sales change was driven by strength in safety and general industrial and supported by commercial excellence and new product introductions. These were partially offset by known softness in auto aftermarket, roofing granules, commercial vehicles, and consumer, and the YoY impact of the manufactured PFAS products special item.

| | 2025 | | 2024 | |
	GAAP	Adjusted[a]	GAAP	Adjusted[a]
Operating income margin	18.6 %	23.4 %	19.6 %	21.4 %
YoY change in operating income margin	(1.0) ppts	2.0 ppts	63.0 ppts	2.8 ppts

GAAP operating margins were affected by the YoY impact of special items. These primarily included an increase in net costs for significant litigation impacting operating income from the 2025 PFAS-related New Jersey Settlement and updates to site remediation obligations (discussed in Note 17), partially offset by increased insurance recoveries; manufactured PFAS products impacts; a 2025 charge associated with divestiture activity (discussed in Note 4); and 2025 transformation costs.

Outside of special items, both GAAP and adjusted operating margins reflect benefits from growth, productivity, and lower restructuring costs (apart from the transformation costs special item), partially offset by growth investments and tariff impacts. Additionally, margins YoY were impacted by cost dis-synergies (from the exit of PFAS manufacturing and 2024 spin of Solventum); by transition service agreement reimbursement from Solventum, which began in the second quarter of 2024; and by the lower extent of stock-based compensation grants (see the *Certain Expenses Impacting Multiple Line Items within Results of Operation* discussion below).

| | 2025 | | 2024 | |
	GAAP	Adjusted[a]	GAAP	Adjusted[a]
Earning per diluted share (EPS)	$ 6.00	$ 8.06	$ 7.26	$ 7.30
YoY change in EPS	(17)%	10 %	148 %	21 %

GAAP EPS YoY was affected by the net impact of special items. In addition to special items relative to operating income discussed above, this primarily included the YOY impact of the change in value of Solventum ownership, a $0.8 billion pre-tax pension settlement charge in 2024 (as discussed in Note 13), and the YOY impact of imputed interest associated with obligations resulting from significant litigation.

Outside of special items, both GAAP and adjusted EPS reflect the impact of the other operating income items discussed above, as well as a 2025 gain on the sale of an investment (see the *Income from Unconsolidated Subsidiaries, Net of Taxes* discussion below) and the impact of lower share count. These were partially offset by higher non-operating net interest expense and pension expense (both apart from special items).

3M completed its exit of PFAS manufacturing at the end of 2025 as discussed in Part I, Item 1A, "Risk Factors" of this document. Decisions or circumstances associated with the extent and type of remaining activity at particular locations and impacts on assets and potential obligations, among other factors, could result in additional expenses.

Results of Operations

Net Sales: Percent change information compares 2025 and 2024, unless otherwise indicated. Discussion of business segment results is provided in the *Performance by Business Segment* section. Information regarding sales by geographic area is included below.

	2025							
	Americas		**Asia Pacific**		**EMEA**		**Worldwide**	
Net sales (millions)	$	**13,579**	$	**7,095**	$	**4,274**	$	**24,948**
% of worldwide sales		**54.5 %**		**28.4 %**		**17.1 %**		**100.0 %**
Components of net sales change:								
Organic sales[b]		**1.3 %**		**1.7 %**		**(1.7) %**		**0.9 %**
Divestitures[c]		**0.3**		**—**		**0.2**		**0.2**
Translation		**(0.3)**		**(0.3)**		**3.9**		**0.4**
Total sales change		**1.3 %**		**1.4 %**		**2.4 %**		**1.5 %**

	2024							
	Americas		**Asia Pacific**		**EMEA**		**Worldwide**	
Net sales (millions)	$	13,405	$	6,994	$	4,176	$	24,575
% of worldwide sales		54.5 %		28.5 %		17.0 %		100.0 %
Components of net sales change:								
Organic sales[b]		0.1 %		1.2 %		(3.1) %		(0.2) %
Acquisitions[c]		0.3		—		—		0.2
Divestitures[c]		1.0		0.1		0.2		0.6
Translation		(0.4)		(2.3)		0.6		(0.7)
Total sales change		1.0 %		(1.0) %		(2.3) %		(0.1) %

(c) Acquisition and divestiture sales change impacts are measured separately for the first twelve months post-transaction and, beginning April 2024, include, within divestitures, the impact of commercial agreements associated with the separation of Solventum.

Operating Expenses:

(Percent of net sales)	2025	2024	Change
Cost of sales	**60.1 %**	58.8 %	**1.3 %**
Selling, general and administrative expenses (SG&A)	**16.0**	17.2	**(1.2)**
Research, development and related expenses (R&D)	**4.7**	4.4	**0.3**
Loss on business divestitures	**0.6**	—	**0.6**
Operating income margin	**18.6 %**	19.6 %	**(1.0)%**

Cost of Sales measured as a percent of sales: Increases in 2025 were primarily due to foreign currency impacts; tariffs; the exit of manufactured PFAS products; and net costs for significant litigation for updates to site remediation obligations partially, offset by ongoing procurement and logistics savings; and quality cost improvement. Additionally, cost of sales in 2025, was impacted by cost dis-synergies (from the exit of PFAS manufacturing and 2024 spin of Solventum). Decreases in 2024 were primarily due to ongoing manufacturing productivity, procurement and logistics savings net of inflation, along with lower YoY restructuring charges compared to 2023. See also *Certain Expenses Impacting Multiple Line Items within Results of Operations* subsection further below.

SG&A measured as a percent of sales: Decreases in 2025 were primarily impacted by lower YoY restructuring charges, ongoing cost discipline and productivity, and benefits from insurance recoveries in 2025. These were partially offset by net costs for significant litigation impacting operating income from the 2025 PFAS-related New Jersey Settlement. Additionally, in 2025, SG&A was impacted by the transition service agreement reimbursement, and cost dis-synergies (from the exit of PFAS manufacturing and 2024 spin of Solventum). Decreases in 2024 were primarily driven by lower YoY net costs for significant litigation and restructuring charges compared to 2023. See also *Certain Expenses Impacting Multiple Line Items within Results of Operations* subsection further below.

R&D measured as a percent of sales: 3M continues to invest in a range of R&D activities from application development, product and manufacturing support, product development and technology development aimed at disruptive innovations. R&D spending also reflects the Company's continued focus on innovation through growth investments and new product introduction. See also *Certain Expenses Impacting Multiple Line Items within Results of Operations* subsection further below.

Loss on Business Divestitures measured as a percent of sales: Applicable information is discussed in Note 4, including a write-down for a business classified as held for sale in 2025.

Other Expense (Income), Net: See Note 7 for a detailed breakout of this line item.

Interest expense (net of interest income): decreased in 2025 compared to the same period YoY and increased in 2024 compared to the same period YoY.

- The decrease in 2025 was impacted by reduced imputed interest associated with obligations resulting from significant litigation (discussed in Note 17) partially offset by lower interest income.

- The increase in 2024 was primarily driven by the addition of imputed interest associated with the obligations resulting from the PWS Settlement and the CAE Settlement in the second and third quarters of 2023, respectively (discussed in Note 17), partially offset by additional interest income.

The non-service pension and postretirement net cost: decreased by approximately $0.7 billion in 2025 and increased by approximately $0.9 billion in 2024.

- These changes were largely due to the $0.8 billion pension settlement charge in 2024, which occurred as a result of transferring a portion of U.S. pension payment obligations and related plan assets to an insurance company (see Note 13). See also *Certain Expenses Impacting Multiple Line Items within Results of Operations* subsection further below.

Solventum ownership - change in value: decreased by approximately $1.2 billion in 2025 and increased by approximately $1.6 billion in 2024.

Provision for Income Taxes:

(Percent of pre-tax income)	2025	2024
Effective tax rate	**23.8 %**	16.7 %
Adjusted effective tax rate[a]	**19.9**	19.6

The primary factors that increased the Company's 2025 effective tax rate when compared to 2024 were the tax impact of 3M's retained ownership interest in Solventum and net costs of significant litigation. The primary factors impacting 2024 were the effective tax rate benefit on the change in value of 3M's retained ownership interest in Solventum, offset by the effective tax rate on the PWS Settlement and the CAE Settlement (discussed in Note 17).

Income from Unconsolidated Subsidiaries, Net of Taxes:

(Millions)	2025	2024
Income from unconsolidated subsidiaries, net of taxes	$ 52	$ 9

Income from unconsolidated subsidiaries, net of taxes, is attributable to the Company's accounting under the equity method for ownership interests in certain entities. In 2025, 3M sold its interest in one of these investments, resulting in a pre-tax gain of $47 million. Because this was an ownership disposition, the impact of taxes thereon was reflected separately in provision for income taxes.

Net Income Attributable to Noncontrolling Interest:

(Millions)	2025	2024
Net income attributable to noncontrolling interest	$ 12	$ 15

Net income attributable to noncontrolling interest represents the elimination of the income or loss attributable to non-3M ownership interests in 3M consolidated entities. The primary noncontrolling interest relates to 3M India Limited, of which 3M's effective ownership is 75 percent.

Certain Expenses Impacting Multiple Line Items within Results of Operations:

Stock compensation is discussed in Note 19 and impacts cost of sales, SG&A, and R&D. YoY stock compensation expense was impacted by the lower extent of the 2025 annual grant.

Pre-tax defined benefit pension and postretirement service cost expense impacts cost of sales, SG&A, and R&D while the non-service cost component of pension and postretirement benefits impacts the other expense (income), net line item. Refer to Note 13 for additional information.

On a continuing operations basis, pre-tax stock compensation expense and defined benefit pension and postretirement expense for the periods presented were the following:

Pre-tax amounts (millions)		2025		2024
Stock compensation expense	$	225	$	268
Defined benefit pension and postretirement benefit expense				
Service cost	$	168	$	194
Non-service cost (benefit)		104		828
Total defined pension and postretirement expense	$	272	$	1,022

In 2024, 3M recorded a non-cash pension settlement charge, part of non-service cost above, as a result of transferring a portion of its U.S. pension payment obligations and related plan assets to an insurance company (as discussed in Note 13).

The Company continues to make investments in the implementation of new business systems and solutions, including enterprise resource planning, with the amortization relating to these investments impacting cost of sales, SG&A, and R&D.

Managing currency risks: 3M utilizes a number of tools to manage the impact of changes in foreign currency exchange rates including natural hedges such as pricing, productivity, hard currency, hard currency-indexed billings, and localizing source of supply. 3M also uses certain derivative instruments (with a tenor up to ten years) and non-derivative instruments to mitigate currency risk. As described in Note 15, these include instruments designated as cash flow hedges, net investment hedges or not designated in formal hedge relationships.

3M's hedging approach is designed to mitigate a portion of foreign currency risk and reduce volatility, ultimately allowing time for 3M's businesses to respond to changes in the marketplace.

Raw materials: Refer to the section entitled *Raw materials* in Item 1 for discussion of 3M's sources and availability of raw materials in 2025.

Pension and postretirement defined benefit plans: On a worldwide basis, 3M's pension and postretirement plans were 98 percent funded at year-end 2025. The primary U.S. qualified pension plan, which is approximately 62 percent of the worldwide pension obligation, was 94 percent funded and the international pension plans were 124 percent funded. The U.S. non-qualified pension plan is not funded due to tax considerations and other factors. 3M strategically invests in both growth assets and fixed income matching assets to manage its funded status. For the primary U.S. qualified pension plan, the expected long-term rate of return for 2026 is 8.0 percent. The U.S. pension plans' year-end 2025 discount rate was 5.41%, a decrease from the year-end 2024 discount rate of 5.64%. The decrease in U.S. discount rates resulted in an increased valuation of the projected benefit obligation (PBO). Additional detail and discussion of international plan asset returns and discount rates is provided in Note 13 (Pension and Postretirement Benefit Plans).

In 2026, the Company expects to contribute an amount in the range of $100 million to $150 million of cash to its U.S. and international retirement plans. Refer to "Critical Accounting Estimates" within MD&A and Note 13 (Pension and Postretirement Benefit Plans) for additional information concerning 3M's pension and post-retirement plans.

Performance by Business Segment

Disclosures relating to 3M's business segments are provided in Note 20. 3M manages its continuing operations in three business segments. The reportable segments are Safety and Industrial; Transportation and Electronics; and Consumer.

Safety and Industrial Business (45.6% of consolidated sales):

	2025		2024	
Sales (millions)	$	**11,384**	$	10,961
Sales change analysis:				
Organic sales[(b)]		**3.2 %**		0.7 %
Translation		**0.7**		(0.7)
Total sales change		**3.9 %**		— %
Business segment operating income (millions)	$	**2,836**	$	2,491
Percent change		**13.9 %**		7.2 %
Percent of sales		**24.9 %**		22.7 %

Year 2025 results: Sales in Safety and Industrial were up 3.9 percent in U.S. dollars.

Organic sales increased in electrical markets, industrial adhesives and tapes, personal safety, abrasives and industrial specialties, driven by demand in key underlying markets and commercial excellence; challenges in roofing granules and automotive aftermarket resulted in decreased sales.

Business segment operating income margins increased year-on-year primarily driven by benefits from growth, productivity and lower restructuring costs. These benefits were partially offset by continued growth investments in the business and cost dis-synergies due to the exit of PFAS manufacturing and 2024 spin of Solventum.

Adjusting for special item costs for significant litigation (non-GAAP measure) related to respirator mask/asbestos, business segment operating income margins increased YoY from 23.1 percent to 25.4 percent. Refer to the *Certain amounts adjusted for special items - (non-GAAP measures)* section below for additional details.

Year 2024 results: Sales in Safety and Industrial were flat in U.S. dollars.

Organic sales increased in roofing granules, industrial adhesives and tapes and in electrical markets due to strong demand for bonding solutions and residential roof replacements, were flat in automotive aftermarket and personal safety, and decreased in industrial specialties and abrasives as industrial end-market demand remained mixed and cautious, including weaker EMEA industrial and manufacturing conditions.

Business segment operating income margins increased year-on-year primarily driven by benefits from growth, productivity and spending discipline partially offset by translation, growth investments and dis-synergies due to the spin of Solventum.

Adjusting for special item costs for significant litigation (non-GAAP measure) related to respirator mask/asbestos, business segment operating income margins increased YoY from 22.0 percent to 23.1 percent. Refer to the *Certain amounts adjusted for special items - (non-GAAP measures)* section below for additional details.

Transportation and Electronics Business (33.2% of consolidated sales):

	2025	2024
Sales (millions)	$ 8,272	$ 8,380
Sales change analysis:		
Organic sales[b]	(1.5) %	(1.0) %
Acquisitions[c]	—	0.6
Divestitures[c]	(0.1)	—
Translation	0.3	(1.0)
Total sales change	(1.3) %	(1.4) %
Business segment operating income (millions)	$ 1,436	$ 1,578
Percent change	(9.0) %	20.2 %
Percent of sales	17.4 %	18.8 %

Year 2025 results: Sales in Transportation and Electronics were down 1.3 percent in U.S. dollars.

Organic sales increased in commercial branding and transportation and decreased in advanced materials, electronics, and automotive and aerospace, driven by commercial excellence, while growth was negatively impacted by headwinds related to PFAS manufactured products (impacting electronics and advanced materials), the automotive OEM business, and commercial vehicles.

Divestitures:

- Impact relates to the lost sales year-on-year from a divestiture discussed in Note 4.

Business segment operating income margins decreased YoY due to challenging comparison against last year's strong share gains from spec-in wins and new product introductions in automotive and consumer electronics, continued growth investments in the business, and cost dis-synergies due to the exit of PFAS manufacturing and 2024 spin of Solventum, partially offset by benefits from growth, productivity and lower restructuring costs. PFAS manufacturing losses increased YoY as manufacturing concluded in 2025. PFAS manufacturing results were also negatively impacted by updates to depreciable lives and salvage values of remaining treatment-related assets based on site disposition activities.

Adjusted for special item PFAS manufacturing products (non-GAAP measure), sales of $7,603 million were up 2.3 percent YoY in U.S. dollars, or up 2.0 percent organically; while business segment operating income margins decreased YoY from 23.2 percent to 22.7 percent. Refer to the *Certain amounts adjusted for special items - (non-GAAP measures)* section below for additional details.

Year 2024 results: Sales in Transportation and Electronics were down 1.4 percent in U.S. dollars.

Organic sales increased in electronics driven by new product launches and spec-wins that supported share gains, were flat in commercial branding and transportation, and decreased in advanced materials due to headwinds in PFAS manufactured products (which also negatively impacted electronics) and in automotive and aerospace from lower automotive OEM build rates.

Acquisitions/divestitures:
- Divestiture and acquisition impacts relate to lost/gained Transportation and Electronics sales year-on-year from the Aearo Entities. In the third quarter of 2022, 3M deconsolidated the Aearo Entities and, in the second quarter of 2023, reconsolidated those entities. For each of the 12-months post-deconsolidation and post-reconsolidation, impacts are each reflected separately as divestiture and acquisition, respectively.

Business segment operating income margins increased year-on-year driven by benefits from non-PFAS manufacturing growth and productivity, spending discipline, and restructuring partially offset by dis-synergies due to the spin of Solventum. Margins were also impacted by decreased PFAS manufacturing.

Adjusting for special item PFAS manufactured products (non-GAAP measure), sales of $7,435 million were up 3.1 percent YoY in U.S. dollars, or up 3.4 percent organically; while business segment operating income margins increased YoY from 21.0 percent to 23.2 percent. Refer to the *Certain amounts adjusted for special items - (non-GAAP measures)* section below for additional details.

Consumer Business (19.7% of consolidated sales):

	2025		2024	
Sales (millions)	$	**4,920**	$	4,931
Sales change analysis:				
Organic sales[b]		**(0.3) %**		(1.2) %
Translation		**0.1**		(0.7)
Total sales change		**(0.2) %**		(1.9) %
Business segment operating income (millions)	$	**996**	$	932
Percent change		**6.9 %**		3.1 %
Percent of sales		**20.2 %**		18.9 %

Year 2025 results: Sales in Consumer were down 0.2 percent in U.S. dollars.

Organic sales increased in consumer safety and well-being and home and auto care, driven by new product launches, service improvements, and increased advertising and merchandising investment; while soft consumer discretionary spending contributed to flat sales in home improvement and decreased sales in packaging and expression.

Business segment operating income margins increased YoY driven by benefits from growth, productivity, and lower restructuring costs partially offset by continued growth investments in the business and cost dis-synergies due to the exit of PFAS manufacturing and 2024 spin of Solventum.

Year 2024 results: Sales in Consumer were down 1.9 percent in U.S. dollars.

Organic sales increased in home improvement, and decreased in home and auto care, packaging and expression and consumer safety and well-being, driven by softness in consumer discretionary spending along with product portfolio and geographic prioritization.

Business segment operating income margins increased year-on-year driven by benefits from productivity actions, portfolio initiatives, and spending discipline partially offset by organic decline and dis-synergies due to the spin of Solventum.

Corporate and Other: Outside of 3M's reportable segments, 3M has Corporate and Other which is not a reportable business segment as it does not meet the segment reporting criteria. Because Corporate and Other includes a variety of miscellaneous items, it is subject to fluctuation on a quarterly and annual basis. Corporate and Other is further described in Note 20.

Refer to the *Certain amounts adjusted for special items - (non-GAAP measures)* section below and Note 20 for details on the components of corporate special items and their impact. Corporate-level income, net, increased YoY in 2025, primarily due to the extent of transition arrangement income from divested businesses (and associated costs) largely related to Solventum's April 2024 Separation as well as the extent of non-discontinued operations-eligible former Solventum-allocated costs included in Corporate and Other prior to the Separation. Corporate-level expense, net, decreased YoY in 2024, primarily due to the extent of non-discontinued operations-eligible former Solventum-allocated costs included in Corporate and Other prior to Solventum's April 2024 Separation.

Performance by Geographic Area

While 3M manages its businesses globally and believes its business segment results are the most relevant measure of performance, the Company also utilizes geographic area data as a secondary performance measure. Export sales are generally reported within the geographic area where the final sales to 3M customers are made. A portion of the products or components sold by 3M's operations to its customers are exported by these customers to different geographic areas. As customers move their operations from one geographic area to another, 3M's results will follow. Thus, net sales in a particular geographic area are not indicative of end-user consumption in that geographic area. Financial information related to 3M operations in various geographic areas is provided in Note 3 and Note 20.

Refer to the *Overview* section for a summary of net sales by geographic area and business segment.

Geographic Area Supplemental Information

(Millions, except employees)	Employees as of December 31, 2025	Employees as of December 31, 2024	Capital spending 2025	Capital spending 2024	Property, plant and equipment - net - as of December 31, 2025	Property, plant and equipment - net - as of December 31, 2024
Americas	**35,500**	36,000	**$ 663**	$ 829	**$ 5,123**	$ 5,284
Asia Pacific	**13,500**	13,500	**114**	128	**1,010**	1,053
Europe, Middle East and Africa	**11,500**	12,000	**133**	147	**968**	1,051
Total Company	**60,500**	61,500	**$ 910**	$ 1,104	**$ 7,101**	$ 7,388

Employment: Employment decreased in 2025 when compared to 2024. The above table, as applicable, includes the impact of acquisitions, net of divestitures, and other actions.

Capital Spending/Property, Plant and Equipment - Net: Amounts relative to these items in the above table relate to 3M's continuing operations and do not include amounts associated with discontinued operations (refer to Note 2 for the amount attributed to discontinued operations).YoY changes in capital spending primarily reflect the timing of project execution and the scale of underlying initiatives. Capital spending is also discussed later in MD&A in the section entitled *Cash Flows from Investing Activities*.

Certain amounts adjusted for special items - (non-GAAP measures)

In addition to reporting financial results in accordance with U.S. GAAP, 3M also provides certain non-GAAP measures. These measures are not in accordance with, nor are they a substitute for GAAP measures, and may not be comparable to similarly titled measures used by other companies.

Certain measures adjust for the impacts of special items. Special items for the periods presented include the items described in the section entitled "Description of special items". Because 3M provides certain information with respect to business segments, it is noteworthy that special items impacting operating income (loss) are reflected in Corporate and Other, except as described with respect to net costs for significant litigation and manufactured PFAS products items in the "Description of special items" section. The reconciliations below, therefore, also include impacted segments as applicable.

This document contains measures for which 3M provides the reported GAAP measure and a non-GAAP measure adjusted for special items. The document also contains additional measures which are not defined under U.S. GAAP. These measures and reasons 3M believes they are useful to investors (and, as applicable, used by 3M) include:

GAAP amounts for which a measure adjusted for special items is also provided:	Reasons 3M believes the measure is useful
• Net sales (and sales change) • Operating income (loss), segment operating income (loss) and operating income (loss) margin • Income from continuing operations before taxes • Provision for income taxes and effective tax rate • Net income from continuing operations • EPS from continuing operations	Considered, in addition to segment operating performance, in evaluating and managing operations; useful in understanding underlying business performance, provides additional transparency to special items

Special items for the periods presented include:

Net costs for significant litigation:
- These relate to 3M's respirator mask/asbestos (which include Aearo and non-Aearo items), PFAS-related other environmental, and Combat Arms Earplugs matters (as discussed in Note 17). Net costs include the impacts of changes in accrued liabilities (including interest imputation on applicable settlement obligations), legal costs, and insurance recoveries, along with the associated tax impacts. Associated tax impacts of significant litigation include impacts on Foreign Derived Intangible Income (FDII), Global Intangible Low Taxed Income (GILTI), foreign tax credits, and tax costs of repatriation. 3M does not consider the elements of the net costs associated with these matters to be normal, operating expenses related to the Company's ongoing operations, revenue generating activities, business strategy, industry, and regulatory environment. Net costs related to respirator mask/asbestos are reflected as special items in the Safety and Industrial business segment while those impacting operating income (loss) associated with PFAS-related other environmental and Combat Arms Earplugs matters are reflected as corporate special items in Corporate and Other.

Gain/loss on business divestitures:
- In 2025, 3M reflected a net write-down for a business classified as held for sale and completed a divestiture for immaterial proceeds slightly below the business's book value. In 2023, 3M recorded a gain related to the sale of its dental local anesthetic business partially offset by a loss associated with a contingent indemnification obligation from an earlier divestiture. See Note 4 for additional information.

Divestiture costs:
- These include limited costs that were not eligible to be included within discontinued operations related to separating and divesting substantially an entire business segment of 3M following public announcement of its intended divestiture. As a result of completion of the April 2024 separation of Solventum, this includes the tax cost of updating 3M's previous indefinite reinvestment plans on past unrepatriated earnings through the period of the Separation's close and to tax positions retained by 3M.

Manufactured PFAS products:
- These amounts relate to sales and estimates of income (loss) regarding manufactured PFAS products that 3M exited by the end of 2025, included within the Transportation and Electronics business segment. Estimated income does not contemplate impacts on non-operating items such as net interest income/expense and the non-service cost components portion of defined benefit plan net periodic benefit costs.

Russia exit benefits:
- In 2023, 3M recorded a gain on final disposal of net assets in Russia.

Pension risk transfer charge:
- In 2024, 3M recorded a non-cash pension settlement charge reflected in other expense (income), net as a result of transferring a portion of its U.S. pension payment obligations and related plan assets to an insurance company (as discussed in Note 13).

Solventum ownership - change in value:
- This amount relates to the change in value of 3M's retained ownership interest in Solventum common stock reflected in other expense (income), net.

Transformation costs:
- These represent net costs associated with 3M's transformation program, intended as a structural redesign of longer-term manufacturing, distribution, and business process services and locations. Accordingly, 3M does not consider the nature or effect of this program to be normal, operating expenses related to the Company's ongoing operations, revenue generating activities, and day-to-day business strategy. Net costs include restructuring and other related items such as site closure, sale, moving and set-up, accelerated depreciation, and program management.

| | | | | | **2023** | | | |
| | | | | | **Amounts from continuing operations** | | | |
(Dollars in millions, except per share amounts)	Net sales	Operating income (loss)	Operating income (loss) margin	Income (loss) before taxes	Provision (benefit) for income taxes	Effective tax rate	Net income (loss) attributable to 3M	Earnings (loss) per diluted share
Safety and Industrial								
GAAP amounts		$ 2,324	21.2 %					
Adjustments for special items:								
Net costs for significant litigation		84						
Adjusted amounts (non-GAAP measures)		$ 2,408	22.0 %					
Transportation and Electronics								
GAAP amounts	$ 8,501	$ 1,312	15.4 %					
Adjustments for special items:								
Manufactured PFAS products	(1,289)	205						
Adjusted amounts (non-GAAP measures)	$ 7,212	$ 1,517	21.0 %					
Total Company								
GAAP amounts	$ 24,610	$ (10,689)	(43.4)%	$ (11,271)	$ (2,867)	25.4 %	$ (8,402)	$ (15.17)
Adjustments for special items:								
Net costs for significant litigation	—	14,869		15,245	3,615		11,630	21.00
Gain on business divestitures	—	(36)		(36)	(11)		(25)	(0.05)
Divestiture costs	—	13		13	4		9	0.02
Manufactured PFAS products	(1,289)	205		205	50		155	0.28
Russia exit benefits	—	(18)		(18)	3		(21)	(0.04)
Total special items	(1,289)	15,033		15,409	3,661		11,748	21.21
Adjusted amounts (non-GAAP measures)	$ 23,321	$ 4,344	18.6 %	$ 4,138	$ 794	19.2 %	$ 3,346	$ 6.04

	2024							
	Amounts from continuing operations							
(Dollars in millions, except per share amounts)	Net sales	Operating income	Operating income margin	Income before taxes	Provision for income taxes	Effective tax rate	Net income attributable to 3M	EPS
Safety and Industrial								
GAAP amounts		$ 2,491	22.7 %					
Adjustments for special items:								
Net costs for significant litigation		36						
Adjusted amounts (non-GAAP measures)		$ 2,527	23.1 %					
Transportation and Electronics								
GAAP amounts	$ 8,380	$ 1,578	18.8 %					
Adjustments for special items:								
Manufactured PFAS products	(945)	144						
Adjusted amounts (non-GAAP measures)	$ 7,435	$ 1,722	23.2 %					
Total Company								
GAAP amounts	$ 24,575	$ 4,822	19.6 %	$ 4,819	$ 804	16.7 %	$ 4,009	$ 7.26
Adjustments for special items:								
Net costs for significant litigation	—	81		800	68		732	1.32
Divestiture costs	—	20		20	(111)		131	0.24
Manufactured PFAS products	(945)	144		144	34		110	0.20
Pension risk transfer charge	—	—		808	191		617	1.11
Solventum ownership - change in value	—	—		(1,564)	—		(1,564)	(2.83)
Total special items	(945)	245		208	182		26	0.04
Adjusted amounts (non-GAAP measures)	$ 23,630	$ 5,067	21.4 %	$ 5,027	$ 986	19.6 %	$ 4,035	$ 7.30

	2025									
	Amounts from continuing operations									
(Dollars in millions, except per share amounts)	Net sales	Sales change	Operating income	Operating income margin	Income before taxes	Provision for income taxes	Effective tax rate	Net income attributable to 3M	EPS	EPS percent change
Safety and Industrial										
GAAP amounts			$ 2,836	24.9 %						
Adjustments for special items:										
Net costs for significant litigation			58							
Adjusted amounts (non-GAAP measures)			$ 2,894	25.4 %						
Transportation and Electronics										
GAAP amounts	$ 8,272	(1.3)%	$ 1,436	17.4 %						
Adjustments for special items:										
Manufactured PFAS products	(669)		292							
Adjusted amounts (non-GAAP measures)	$ 7,603	2.3 %	$ 1,728	22.7 %						
Total Company										
GAAP amounts	$ 24,948	1.5 %	$ 4,629	18.6 %	$ 4,213	$ 1,003	23.8 %	$ 3,250	$ 6.00	(17) %
Adjustments for special items:										
Net costs for significant litigation	—		541		1,061	9		1,052	1.95	
Loss on business divestitures	—		162		162	3		159	0.29	
Manufactured PFAS products	(669)		292		292	36		256	0.47	
Solventum ownership - change in value	—		—		(402)	23		(425)	(0.78)	
Transformation costs	—		69		69	(1)		70	0.13	
Total special items	(669)		1,064		1,182	70		1,112	2.06	
Adjusted amounts (non-GAAP measures)	$ 24,279	2.7 %	$ 5,693	23.4 %	$ 5,395	$ 1,073	19.9 %	$ 4,362	$ 8.06	10 %

Sales change	2024				
	Organic sales	Acquisitions	Divestitures	Translation	Total sales change
Total Company	(0.2) %	0.2 %	0.6 %	(0.7) %	(0.1) %
Remove manufactured PFAS products special item impact	1.4	—	0.1	(0.1)	1.4
Adjusted total Company (non-GAAP measures)	1.2 %	0.2 %	0.7 %	(0.8) %	1.3 %
Transportation and Electronics	(1.0) %	0.6 %	— %	(1.0) %	(1.4) %
Remove manufactured PFAS products special item impact	4.4	0.1	—	—	4.5
Adjusted Transportation and Electronics (non-GAAP measures)	3.4 %	0.7 %	— %	(1.0) %	3.1 %

Sales change	2025				
	Organic sales	Acquisitions	Divestitures	Translation	Total sales change
Total Company	0.9 %	— %	0.2 %	0.4 %	1.5 %
Remove manufactured PFAS products special item impact	1.2	—	—	—	1.2
Adjusted total Company (non-GAAP measures)	2.1 %	— %	0.2 %	0.4 %	2.7 %
Transportation and Electronics	(1.5) %	— %	(0.1) %	0.3 %	(1.3) %
Remove manufactured PFAS products special item impact	3.5	—	(0.1)	0.2	3.6
Adjusted Transportation and Electronics (non-GAAP measures)	2.0 %	— %	(0.2) %	0.5 %	2.3 %

Critical Accounting Estimates

Information regarding significant accounting policies is included in Note 1 to the consolidated financial statements. As stated in Note 1, the preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make certain estimates and assumptions. Such estimates and assumptions are subject to inherent uncertainties which may result in actual amounts differing from these estimates.

The Company considers the items below to be critical accounting estimates. Critical accounting estimates are those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the Company. Senior management has discussed the development, selection and disclosure of its critical accounting estimates with the Audit Committee of 3M's Board of Directors.

Legal Proceedings: Assessments of lawsuits and claims can involve a series of complex judgments about future events, the outcomes of which are inherently uncertain, and can rely heavily on estimates and assumptions. The Company accrues an estimated liability for legal proceeding claims that are both probable and reasonably estimable in accordance with Accounting Standard Codification (ASC) 450, *Contingencies*. Please refer to the section entitled *Process for Disclosure and Recording of Liabilities Related to Legal Proceedings* (contained in *Legal Proceedings* in Note 17) for additional information about such estimates.

Pension and Postretirement Obligations: The Company applies certain estimates for the discount rates and expected return on plan assets in determining its defined benefit pension and postretirement obligations and related net periodic benefit costs. The below further describes these estimates. Note 13 provides the weighted averages of these assumptions as of applicable dates and for respective periods and additional information on how the rates were determined.

Discount rate

The defined benefit pension and postretirement obligation represents the present value of the benefits that employees are entitled to in the future for services already rendered as of the measurement date. The annual measurement date is December 31. The Company measures the present value of these future benefits by projecting benefit payment cash flows for each future period and discounting these cash flows back to the measurement date, using the yields of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. Service cost and interest cost are measured separately using the spot yield curve approach applied to each corresponding obligation. Service costs are determined based on duration-specific spot rates applied to the service cost cash flows. The interest cost calculation is determined by applying duration-specific spot rates to the year-by-year projected benefit payments. The spot yield curve approach does not affect the measurement of the total benefit obligations as the change in service and interest costs offset the actuarial gains and losses recorded in other comprehensive income. Changes in expected benefit payment and service cost cash flows, as well as ongoing changes in market activity and yields, cause these rates to be subject to uncertainty.

Using this methodology, the Company determined discount rates for its plans as follow:

Weighted average	U.S. Pension	International Pension	Postretirement Benefits
December 31, 2025 Liability:			
Benefit obligation	5.41 %	4.82 %	5.38 %
2025 Net Periodic Benefit Cost Components:			
Service cost	5.75 %	3.73 %	5.75 %
Interest cost	5.41 %	4.25 %	5.31 %

Expected return on plan assets

The expected return on plan assets for the primary U.S. qualified pension plan is based on strategic asset allocation of the plan, long-term capital market return expectations, and expected performance from active investment management. For the primary U.S. qualified pension plan, the expected long-term rate of return for 2026 is 8.0 percent, no change from the 8.0% in 2025. Return on assets assumptions for international pension and other post-retirement benefit plans are calculated on a plan-by-plan basis using plan asset allocations and expected long-term rate of return assumptions. The weighted average expected return for the international pension plans is 5.33% for 2026 compared to 5.0% for 2025. Changes in asset allocation and market performance over time, among other factors, cause these estimates to be subject to uncertainty.

In 2025, the Company recognized pre-tax defined benefit pension and postretirement benefit service cost expense of $168 million and non-service pension and postretirement net benefit costs (including settlements, curtailments, special termination benefits and other) of $104 million for a total pre-tax continuing operations defined benefit pension and postretirement expense of $272 million, down from $1,022 million in 2024. The 2024 amounts include $0.8 billion pension settlement charge associated the pension risk transfer special item (discussed in Note 13).

Assessments of Goodwill: The Company makes certain estimates and judgments in impairment assessments of goodwill. As of December 31, 2025, 3M goodwill totaled approximately $6.4 billion. Goodwill is tested for impairment annually in the fourth quarter of each year and is tested between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. If future non-cash asset impairment charges are taken, 3M would expect that only a portion of the goodwill would be impaired.

Impairment testing for goodwill is done at a reporting unit level, with all goodwill assigned to a reporting unit. Reporting units are one level below the operating segment level, but are required to be combined when reporting units within the same segment have similar economic characteristics. At 3M, reporting units correspond to a division. 3M did not combine any of its reporting units for impairment testing. An impairment loss would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit, and the loss would equal that difference. The estimated fair value of a reporting unit is determined based on a market approach using comparable company information such as EBITDA (earnings before interest, taxes, depreciation and amortization) multiples. 3M also performs a discounted cash flow analysis for certain reporting units if the market approach indicates additional review is warranted. A discounted cash flow analysis involves key assumptions including projected sales, EBITDA margins, capital expenditures, and discount rates. Changes in reporting unit earnings, comparable company information, and expected future cash flows, as well as underlying market and overall economic conditions, among other factors, make these estimates subject to uncertainty.

Based on the annual test in the fourth quarter of 2025 completed as of October 1, 2025, no goodwill impairment was indicated for any of the reporting units. As of October 1, 2025, 3M had 16 primary reporting units, with five reporting units accounting for approximately 85 percent of the goodwill. These five reporting units were comprised of the following divisions: Commercial Branding and Transportation, Display Materials and Systems, Electronics Materials Solutions, Industrial Adhesives and Tapes, and Personal Safety.

Uncertainty in Income Tax Positions: The extent of 3M's operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company follows guidance provided by ASC 740, *Income Taxes*, a subset of which relates to uncertainty in income taxes, to record these liabilities (refer to Note 9 for additional information). The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary.

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 1 to the Consolidated Financial Statements.

Financial Condition and Liquidity

The strength and stability of 3M's business model and strong free cash flow capability, together with proven capital markets access, provide financial flexibility to deploy capital in accordance with the Company's stated priorities and meet needs associated with contractual commitments and other obligations. Investing in 3M's business to drive organic growth and deliver strong returns on invested capital remains the first priority for capital deployment. This includes research and development, capital expenditures, and commercialization capability. The Company also continues to actively manage its portfolio through acquisitions and divestitures to maximize value for shareholders. 3M expects to continue returning cash to shareholders through dividends and share repurchases. To fund cash needs in the United States, the Company relies on ongoing cash flow from U.S. operations, access to capital markets and repatriation of the earnings of its foreign affiliates that are not considered to be permanently reinvested. For those international earnings considered to be reinvested indefinitely, the Company currently has no plans or intentions to repatriate these funds for U.S. operations.

3M maintains a strong liquidity profile. The Company's primary short-term liquidity needs can be met through cash on hand and U.S. commercial paper issuances. 3M believes it will have continuous access to the commercial paper market. 3M's commercial paper program permits the Company to have a maximum of $5 billion outstanding with a maximum maturity of 397 days from date of issuance. The Company had nocommercial paper outstanding as of December 31, 2025 and 2024.

Total debt: The strength of 3M's credit profile and significant ongoing cash flows provide 3M proven access to capital markets. Additionally, the Company's debt maturity profile is staggered to help ensure refinancing needs in any given year are reasonable in proportion to the total portfolio. As of the date of this report, 3M had the following credit ratings:

Credit rating agency	Long-term rating	Outlook
Moody's Investors Service	A3	Stable
S&P Global Ratings	BBB+	Stable
Fitch Ratings	A-	Stable

The Company's total debt at December 31, 2025, decreased when compared to December 31, 2024, due to debt maturities with an aggregate principal amount of $1.8 billion, partially offset by the issuance of $1.1 billion in aggregate principal amount of debt, and a $0.2 billion impact from foreign currency remeasurement. For discussion of repayments of and proceeds from debt refer to the following *Cash Flows from Financing Activities* section.

Information with respect to long-term debt issuances and maturities for the periods presented is included in Note 12.

3M has a principal amount of long-term debt of $1.5 billion which will mature in 2026. The Company's financial condition and liquidity enable it to address these obligations by refinancing, redemption or some combination thereof.

3M has a $4.25 billion five-year revolving credit facility that expires in May 2028. The revolving credit agreement includes a provision under which 3M may request an increase of up to $1.0 billion (at lenders' discretion), bringing the total facility up to $5.25 billion. The credit facility was undrawn at December 31, 2025. Under the $4.25 billion credit facility, the Company is required to maintain its EBITDA to Interest Ratio as of the end of each fiscal quarter at not less than 3.0 to 1. This is calculated (based on amounts defined in the amended agreement) as the ratio of consolidated total EBITDA for the four consecutive quarters then ended to total interest expense on all funded debt for the same period. At December 31, 2025, 3M was in compliance with this requirement. Debt covenants do not restrict the payment of dividends.

The Company also had $0.6 billion in stand-alone letters of credit, bank guarantees, and other similar instruments issued and outstanding at December 31, 2025. These instruments are utilized in connection with normal business activities.

Cash, cash equivalents and marketable securities: Cash, cash equivalents and marketable securities are invested in bank instruments and other high quality securities. The table below provides the breakout of the balance between the Company's foreign subsidiaries and the United States as of December 31, 2025 and December 31, 2024.

(Billions)	December 31, 2025	December 31, 2024
Foreign subsidiaries	$ 3.5	$ 3.5
United States	2.4	4.2
Total cash, cash equivalents and marketable securities	$ 5.9	$ 7.7

The decrease from December 31, 2024, was impacted by $3.4 billion in payments associated with PFAS-related environmental liabilities and the CAE legal settlement (as discussed in Note 17), $3.3 billion in purchases of treasury stock, $1.8 billion in debt maturities, and $1.6 billion in dividend payments. The uses of cash were partially offset by proceeds of $1.6 billion from issuances of treasury shares pursuant to option/benefit plans, $1.1 billion from debt issuance proceeds, and $0.6 billion from the sale of a portion of 3M's interest in Solventum.

Current equity investments: Current equity investments consist of 3M's ownership interest in Solventum Corporation. As of December 31, 2025, 3M owned approximately 15% of Solventum's common stock, with a fair value of $2.0 billion. In August 2025, 3M sold a portion of its holdings, for proceeds of $0.6 billion, and classified its remaining interest as current equity investments (part of other current assets). As previously disclosed, 3M expects to sell its ownership in Solventum within five years of its 2024 spin-off. Sales of 3M's retained stake are subject to regulatory and other restrictions.

Balance Sheet: 3M's strong balance sheet and liquidity provide the Company with significant flexibility to fund its numerous opportunities going forward. The Company will continue to invest in its operations to drive growth, including continual review of acquisition opportunities.

The Company uses working capital measures that place emphasis and focus on certain working capital assets, such as accounts receivable and inventory activity.

Working capital (non-GAAP measure):

(Millions)	December 31, 2025	December 31, 2024	Change
Current assets	$ 16,387	$ 15,884	$ 503
Less: Current liabilities	9,595	11,256	(1,661)
Working capital (non-GAAP measure)	$ 6,792	$ 4,628	$ 2,164

Various assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. Working capital is not defined under U.S. GAAP and may not be computed the same as similarly titled measures used by other companies. The Company defines working capital as current assets minus current liabilities. 3M believes working capital is meaningful to investors as a measure of operational efficiency and short-term financial health.

Working capital increased from December 31, 2024, primarily due to lower balances of current liabilities related to PFAS-related environmental liabilities and the CAE legal settlement, short-term borrowings and current portions of long-term debt and higher current assets driven by the 2025 classification of 3M's remaining interest in Solventum within current equity investments (as discussed above) and increases in accounts receivable. This increase was partially offset by declines in cash, cash equivalents, and marketable securities.

Cash Flows: Discussions of cash flows from operating, investing and financing activities are provided in the sections that follow. The Consolidated Statements of Cash Flows include the results of continuing and discontinued operations and, therefore, also include cash and cash equivalents associated with Solventum through its April 2024 separation from 3M that were presented in current assets of discontinued operations in the 3M Consolidated Balance Sheet.

Cash Flows from Operating Activities:

Cash flows from operating activities can fluctuate significantly from period to period, as working capital movements, tax timing differences and other items such as litigation payments can significantly impact cash flows.

In 2025, cash flows provided by operating activities increased by $0.5 billion compared to the same period last year, primarily driven by lower payments associated with PFAS-related environmental liabilities and the CAE legal settlement.

Cash Flows from Investing Activities:

Investments in PP&E enable growth across many diverse markets, helping to meet product demand and increasing manufacturing efficiency. 3M invested $0.9 billion on PP&E in 2025. The Company expects 2026 capital spending to be approximately $1.1 billion as 3M continues to invest in growth, productivity and sustainability.

Purchases of marketable securities and investments and proceeds from maturities and sale of marketable securities and investments are primarily attributable to certificates of deposit/time deposits, commercial paper, and other securities, which are classified as available-for-sale. Proceeds also include those from sale of portions of 3M's remaining interest in Solventum Corporation. Refer to Note 11 for more details about 3M's diversified marketable securities portfolio.

Cash Flows from Financing Activities:

2025 Debt Activity: Debt cash flow activity includes $1.8 billion aggregate principal amount of debt maturities partially offset by proceeds from issuance of $1.1 billion in aggregate principal amount of debt in 2025. Gross commercial paper issuances and repayments, in addition to repayments of the fixed-rate notes, are largely reflected in "Proceeds from debt (maturities greater than 90 days)" and "Repayment of debt (maturities greater than 90 days)". 3M's primary short-term liquidity needs are met through cash on hand and U.S. commercial paper issuances. Refer to Note 12 for more detail regarding debt.

2024 Debt Activity: Debt cash flow activity includes proceeds from Solventum's issuance of $8.4 billion in aggregate principal amount of debt in the first quarter of 2024 partially offset by $2.9 billion in debt maturities, consisting of $1.1 billion of fixed- and floating-rate notes and $1.8 billion repayment of commercial paper borrowings. Gross commercial paper issuances and repayments, in addition to repayments of the fixed-rate notes, are largely reflected in "Proceeds from debt (maturities greater than 90 days)" and "Repayment of debt (maturities greater than 90 days)".

Repurchases of Common Stock: In February 2025, 3M's Board of Directors replaced the Company's 2018 repurchase program with a new repurchase program. This new program authorizes the repurchase of up to $7.5 billion of 3M's outstanding common stock, with no pre-established end date. Repurchases of common stock are made to support the Company's stock-based employee compensation plans and for other corporate purposes. In 2025, the Company purchased $3.3 billion of its own stock, compared to $1.8 billion of stock purchases in 2024. As of December 31, 2025, approximately $4.6 billion remained available under the authorization. For more information, refer to the table titled "Issuer Purchases of Equity Securities" in Part II, Item 5. The Company also had $1.6 billion in proceeds from issuance of treasury stock pursuant to stock option and benefit plans in 2025.

Dividends Paid to Shareholders: 3M has paid dividend continuously since 1916. Cash dividends declared and paid totaled $0.73 per share for each quarter of 2025; $1.51 per share for the first quarter of 2024; and $0.70 per share for each of the second, third and fourth quarters of 2024. In February 2026, 3M's Board of Directors declared a first-quarter 2026 dividend of $0.78 per share, an increase of 7 percent.

Cash flows from financing activity in 2024 also include $0.6 billion of net cash transferred to Solventum associated with the close of the Separation (discussed in Note 2).

Other cash flows from financing activities may include various other items, such as cash paid associated with certain derivative instruments, distributions to or sales of noncontrolling interests, changes in overdraft balances, and principal payments for finance leases.

Material Cash Requirements from Known Contractual and Other Obligations: 3M's material cash requirements from known contractual and other obligations primarily relate to the following, for which information on both a short-term and long-term basis is provided in the indicated notes to the consolidated financial statements:

- Tax obligations—Refer to Note 9.
- Debt—Refer to Note 12. Future cash payments for interest on long-term debt is approximately $5 billion.
- Commitments and contingencies—Refer to Note 17. In addition to other matters discussed therein, Note 17 references that the Company expects to pay up to $12.5 billion in the aggregate from 2023 through 2036 pursuant to the terms of the PWS Settlement and expects to pay up to $6.0 billion in the aggregate from 2023 to 2029 pursuant to the terms of the CAE Settlement. Through December 31, 2025, 3M has paid $8.2 billion in aggregate relating to these settlements. See the settlement agreements that are included in the exhibit list to this filing for additional information.
- Operating and finance leases—Refer to Note 18.

3M purchases the majority of its materials and services as needed, with no unconditional commitments. In limited circumstances, in the normal course of business, 3M enters into unconditional purchase obligations with various vendors that may take the form of, for example, take or pay contracts in which 3M guarantees payment to ensure availability to 3M of certain materials or services or to ensure ongoing efforts on capital projects. The Company expects to receive underlying materials or services for these purchase obligations. To the extent the limited amount of these purchase obligations fluctuates, it largely trends with normal-course changes in regular operating activities. Additionally, contractual capital commitments represent a small part of the Company's expected capital spending.

Financial Instruments

The Company enters into foreign exchange forward and option contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and to offset, in part, the impacts of changes in value of various non-functional currency denominated items including certain intercompany financing balances. As circumstances warrant, the Company also uses foreign exchange contracts and foreign currency denominated debt as hedging instruments to hedge portions of the Company's net investments in foreign operations. The Company manages interest rate risks using a mix of fixed and floating rate debt. To help manage borrowing costs, the Company may enter into interest rate swaps. Under these arrangements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The Company manages commodity price risks through negotiated supply contracts and price protection agreements.

Refer to Item 7A, "Quantitative and Qualitative Disclosures About Market Risk", for further discussion of foreign exchange rates risk, interest rates risk and commodity prices risk.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the context of Item 7A, 3M is exposed to market risk due to the risk of loss arising from adverse changes in foreign currency exchange rates, interest rates and commodity prices. Changes in those factors could impact the Company's results of operations and financial condition. Senior management oversees risk management and derivative activities, sets financial risk policies and objectives, and provides guidelines for derivative instrument utilization. Senior management also establishes procedures related to control and valuation, risk analysis, counterparty credit approval, and ongoing monitoring and reporting.

To quantify 3M's primary market risk exposure, the Company performs a sensitivity analysis based on hypothetical changes in foreign currency spot exchange rates and interest rates as further described in the sections below. These hypothetical changes are not applied to cash equivalents, accounts receivable, and accounts payable due to their short-term nature, nor to available-for-sale marketable securities as unrealized and realized gains or losses thereon are historically not material.

Refer to Note 1. Significant Accounting Policies, Note 11. Marketable Securities, Note 12. Long-Term Debt and Short-Term Borrowings, Note 15. Derivatives and Note 16. Fair Value Measurements within Item 8 of this Form 10-K for additional discussion of foreign currency exchange, interest rates and financial instruments.

Foreign Currency Exchange Rates Risk: Foreign currency exchange rates and fluctuations in those rates may affect the Company's net investment in foreign subsidiaries and may cause fluctuations in cash flows related to foreign denominated transactions. 3M is also exposed to the translation of foreign currency earnings to the U.S. Dollar. The Company may enter into foreign exchange forward and option contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. These transactions are designated as cash flow hedges. 3M may de-designate these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. In addition, 3M enters into foreign currency contracts that are not designated in hedging relationships to offset, in part, the impacts of changes in value of various non-functional currency denominated items including certain intercompany financing balances. As circumstances warrant, the Company also uses foreign exchange contracts and foreign currency denominated debt as hedging instruments to hedge portions of the Company's net investments in foreign operations. At December 31, 2025 and 2024, an instantaneous 10% change in applicable foreign currency spot exchange rates would have resulted in changes of up to approximately $192 million and $24 million, respectively, in the aggregate fair value carrying amount of foreign exchange forward/option contracts and cross-currency swaps. The similar impact on non-functional currency denominated debt used as hedging instruments would have resulted in changes of up to approximately $206 million and $182 million, respectively, at December 31, 2025 and 2024.

Interest Rates Risk: The Company may be impacted by interest rate volatility with respect to existing debt and future debt issuances. 3M manages interest rate risk and expense using a mix of fixed and floating rate debt. In addition, the Company may enter into interest rate swaps that are designated and qualify as fair value hedges. At December 31, 2025 and 2024, an instantaneous 100-basis-point change in applicable interest rates would have resulted in an insignificant increase or decrease in the Company's pre-tax earnings on an annualized basis, related to 3M's floating-rate notes and interest rate swap agreements.

Commodity Prices Risk: The Company manages commodity price risks through negotiated supply contracts and price protection agreements. 3M does not enter into derivative financial instruments associated with commodities.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm (PCAOB ID 238)

Consolidated Financial Statements

Index to Financial Statements

A complete summary of Form 10-K content, including the index to financial statements, is found at the beginning of this document.

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information included in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, the financial statements reflect estimates based on management's judgment.

Management has established and maintains a system of internal control over financial reporting for the Company and its subsidiaries. This system and its established accounting procedures and related controls are designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, that policies and procedures are implemented by qualified personnel, and that published financial statements are properly prepared and fairly presented. The Company's system of internal control over financial reporting is supported by widely communicated written policies, including business conduct policies, which are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. Internal auditors continually review the accounting and control system.

3M Company

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*. Based on the assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

The Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

3M Company

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 3M Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of 3M Company and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

PFAS-Related Legal Proceedings

As described in Note 17 to the consolidated financial statements, management records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range, management records as an accrual in the Company's financial statements the most likely estimate of the loss, or the low end of the range if there is no one best estimate. Management either discloses the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. As of December 31, 2025, the Company had recorded liabilities of $7.7 billion for other environmental liabilities, the majority of which relate to PFAS-related legal proceedings. These accruals represent management's estimate of probable loss for PFAS-related matters and litigation. Management discloses significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if management believes there is at least a reasonable possibility that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to PFAS-related legal proceedings is a critical audit matter are (i) the significant judgment by management when determining the likelihood of a loss being incurred and when developing the estimated loss, or range of loss, for each PFAS-related claim; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's assessment of the liabilities and disclosures related to PFAS-related legal proceedings.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of the liabilities related to PFAS-related legal proceedings, including controls over determining the likelihood of a loss and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) understanding management's process related to accounting and reporting for PFAS-related legal proceedings; (ii) evaluating existing accruals, including the determination of the net present value of the future settlement payments, by obtaining and inspecting executed settlement agreements; (iii) evaluating the status of significant known and potential litigation and settlement activity based on inquiry of internal legal counsel, as well as external legal counsel, when deemed necessary, (iv) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel; (v) evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (vi) evaluating the sufficiency of the Company's disclosures related to PFAS-related legal proceedings.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 3, 2026
We have served as the Company's auditor since 1975.

3M Company and Subsidiaries
Consolidated Statement of Income (Loss)

(Millions, except per share amounts)		2025		2024		2023
		Years ended December 31,				
Net sales	$	**24,948**	$	24,575	$	24,610
Operating expenses						
Cost of sales		**14,991**		14,447		14,983
Selling, general and administrative expenses		**3,997**		4,221		19,198
Research, development and related expenses		**1,169**		1,085		1,154
Loss (gain) on business divestitures		**162**		—		(36)
Total operating expenses		**20,319**		19,753		35,299
Operating income (loss)		**4,629**		4,822		(10,689)
Other expense (income), net		**416**		3		582
Income (loss) from continuing operations before income taxes		**4,213**		4,819		(11,271)
Provision (benefit) for income taxes		**1,003**		804		(2,867)
Income (loss) from continuing operations of consolidated group		**3,210**		4,015		(8,404)
Income from unconsolidated subsidiaries, net of taxes		**52**		9		18
Net income (loss) from continuing operations including noncontrolling interest		**3,262**		4,024		(8,386)
Less: net income attributable to noncontrolling interest		**12**		15		16
Net income (loss) from continuing operations attributable to 3M		**3,250**		4,009		(8,402)
Net income from discontinued operations, net of taxes		**—**		164		1,407
Net income (loss) attributable to 3M	$	**3,250**	$	4,173	$	(6,995)
Earnings (loss) per share attributable to 3M common shareholders:						
Weighted average 3M common shares outstanding — basic		**537.4**		550.8		553.9
Earnings (loss) per share from continuing operations — basic	$	**6.05**	$	7.28	$	(15.17)
Earnings per share from discontinued operations — basic		**—**		0.30		2.54
Earnings (loss) per share — basic	$	**6.05**	$	7.58	$	(12.63)
Weighted average 3M common shares outstanding — diluted		**541.3**		552.4		553.9
Earnings (loss) per share from continuing operations — diluted	$	**6.00**	$	7.26	$	(15.17)
Earnings per share from discontinued operations — diluted		**—**		0.29		2.54
Earnings (loss) per share — diluted	$	**6.00**	$	7.55	$	(12.63)

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

3M Company and Subsidiaries
Consolidated Statement of Comprehensive Income (Loss)

(Millions)		2025		2024		2023
		Years ended December 31,				
Net income (loss) attributable to 3M	$	**3,250**	$	4,173	$	(6,995)
Net income attributable to noncontrolling interest		**12**		15		16
Net income (loss) including noncontrolling interest		**3,262**		4,188		(6,979)
Other comprehensive income (loss), net of tax:						
Cumulative translation adjustment		**430**		(512)		322
Defined benefit pension and postretirement plans adjustment		**301**		935		(380)
Cash flow hedging instruments		**(83)**		39		(47)
Total other comprehensive income (loss), net of tax		**648**		462		(105)
Comprehensive income (loss) including noncontrolling interest		**3,910**		4,650		(7,084)
Comprehensive (income) attributable to noncontrolling interest		**(9)**		(14)		(16)
Comprehensive income (loss) attributable to 3M	$	**3,901**	$	4,636	$	(7,100)

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

3M Company and Subsidiaries
Consolidated Balance Sheet

(Dollars in millions, except per share amount)		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash and cash equivalents	$	**5,235**	$	5,600
Marketable securities		**698**		2,128
Accounts receivable — net of allowances of **$61** and $60		**3,533**		3,194
Inventories				
Finished goods		**1,744**		1,849
Work in process		**1,126**		1,051
Raw materials and supplies		**791**		798
Total inventories		**3,661**		3,698
Prepaids		**391**		493
Assets held for sale		**46**		—
Other current assets		**2,823**		771
Total current assets		**16,387**		15,884
Property, plant and equipment		**23,922**		23,406
Less: accumulated depreciation		**(16,821)**		(16,018)
Property, plant and equipment — net		**7,101**		7,388
Goodwill		**6,419**		6,281
Intangible assets — net		**1,103**		1,210
Other assets		**6,723**		9,105
Total assets	$	**37,733**	$	39,868
Liabilities				
Current liabilities				
Short-term borrowings and current portion of long-term debt	$	**1,670**	$	1,919
Accounts payable		**2,702**		2,660
Accrued payroll		**718**		712
Liabilities held for sale		**55**		—
Other current liabilities		**4,450**		5,965
Total current liabilities		**9,595**		11,256
Long-term debt		**10,932**		11,125
Pension and postretirement benefits		**1,631**		1,813
Other liabilities		**10,828**		11,780
Total liabilities		**32,986**		35,974
Commitments and contingencies (Note 17)				
Equity				
3M Company shareholders' equity:				
Common stock par value, $.01 per share; 944,033,056 shares issued		**9**		9
Shares outstanding - December 31, 2025: **530,279,131** December 31, 2024: 539,470,303				
Additional paid-in capital		**7,440**		7,229
Retained earnings		**38,258**		36,797
Treasury stock, at cost		**(35,936)**		(34,462)
Accumulated other comprehensive income (loss)		**(5,069)**		(5,731)
Total 3M Company shareholders' equity		**4,702**		3,842
Noncontrolling interest		**45**		52
Total equity		**4,747**		3,894
Total liabilities and equity	$	**37,733**	$	39,868

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

3M Company and Subsidiaries
Consolidated Statement of Changes in Equity

		3M Company shareholders				
(Dollars in millions, except per share amounts)	Total	Common stock and additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Non-controlling interest
Balance at December 31, 2022	$14,770	$ 6,700	$47,950	$(33,255)	$ (6,673)	$ 48
Net income (loss)	(6,979)		(6,995)			16
Other comprehensive income (loss), net of tax	(105)				(105)	—
Dividends declared ($6.00 per share, Note 8)	(3,311)		(3,311)			
Stock-based compensation	265	265				
Reacquired stock	(33)			(33)		
Dividend to noncontrolling interest	(3)					(3)
Issuances pursuant to stock options and benefit plans	264		(165)	429		
Balance at December 31, 2023	4,868	6,965	37,479	(32,859)	(6,778)	61
Net income	4,188		4,173			15
Other comprehensive income (loss), net of tax	462				463	(1)
Solventum spin-off	(2,167)		(2,751)		584	
Dividends declared ($3.61 per share, Note 8)	(1,982)		(1,982)			
Stock-based compensation	273	273				
Reacquired stock	(1,817)			(1,817)		
Dividend to noncontrolling interest	(23)					(23)
Issuances pursuant to stock options and benefit plans	92		(122)	214		
Balance at December 31, 2024	**3,894**	**7,238**	**36,797**	**(34,462)**	**(5,731)**	**52**
Net income	**3,262**		**3,250**			**12**
Other comprehensive income (loss), net of tax	**648**				**651**	**(3)**
Solventum spin-off	**(3)**		**(14)**		**11**	
Dividends declared ($2.92 per share, Note 8)	**(1,562)**		**(1,562)**			
Stock-based compensation	**211**	**211**				
Reacquired stock	**(3,249)**			**(3,249)**		
Dividend to noncontrolling interest	**(16)**					**(16)**
Issuances pursuant to stock options and benefit plans	**1,562**		**(213)**	**1,775**		
Balance at December 31, 2025	**$ 4,747**	**$ 7,449**	**$38,258**	**$(35,936)**	**$ (5,069)**	**$ 45**

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

3M Company and Subsidiaries
Consolidated Statement of Cash Flows(a)

(Millions)	Years ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income (loss) including noncontrolling interest	$ **3,262**	$ 4,188	$ (6,979)
Adjustments to reconcile net income including noncontrolling interest to net cash provided by operating activities			
Depreciation and amortization	**1,308**	1,363	1,987
Company pension and postretirement contributions	**(145)**	(154)	(152)
Company pension and postretirement expense	**272**	1,035	145
Stock-based compensation expense	**225**	289	274
Loss (gain) on business divestitures	**162**	—	(36)
Deferred income taxes	**418**	321	(3,855)
Changes in assets and liabilities			
Accounts receivable	**(211)**	114	(170)
Inventories	**139**	41	567
Accounts payable	**21**	46	138
Other — net	**(3,145)**	(5,424)	14,761
Net cash provided by (used in) operating activities	**2,306**	1,819	6,680
Cash flows from investing activities			
Purchases of property, plant and equipment (PP&E)	**(910)**	(1,181)	(1,615)
Proceeds from sale of PP&E and other assets	**95**	61	119
Purchases of marketable securities and investments	**(1,305)**	(4,153)	(1,466)
Proceeds from maturities and sale of marketable securities and investments	**3,468**	2,074	1,660
Proceeds from sale of businesses, net of cash sold	**5**	—	60
Other — net	**(3)**	(7)	35
Net cash provided by (used in) investing activities	**1,350**	(3,206)	(1,207)
Cash flows from financing activities			
Change in short-term debt — net	**—**	(205)	205
Repayment of debt (maturities greater than 90 days)	**(1,815)**	(2,656)	(3,086)
Proceeds from debt (maturities greater than 90 days)	**1,099**	8,367	2,835
Purchases of treasury stock	**(3,251)**	(1,801)	(33)
Proceeds from issuance of treasury stock pursuant to stock option and benefit plans	**1,562**	92	264
Dividends paid to shareholders	**(1,562)**	(1,982)	(3,311)
Cash transferred to Solventum related to separation, net	**—**	(621)	—
Other — net	**(49)**	(96)	(21)
Net cash provided by (used in) financing activities	**(4,016)**	1,098	(3,147)
Effect of exchange rate changes on cash and cash equivalents	**41**	(44)	(48)
Net increase (decrease) in cash and cash equivalents, including cash classified within assets held for sale	**(319)**	(333)	2,278
Less: net increase (decrease) in cash classified within assets held for sale	**46**	—	—
Net increase (decrease) in cash and cash equivalents	**(365)**	(333)	2,278
Cash and cash equivalents at beginning of year	**5,600**	5,933	3,655
Cash and cash equivalents at end of period	$ **5,235**	$ 5,600	$ 5,933

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

(a) The Consolidated Statements of Cash Flows include the results of continuing and discontinued operations and, therefore, also include cash and cash equivalents associated with Solventum through its April 2024 separation from 3M that were presented in current assets of discontinued operations in the 3M Consolidated Balance Sheet.

3M Company and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of Operations and Basis of Presentation: 3M is a diversified global manufacturer, technology innovator and marketer of a wide variety of products. As used herein, the term "3M" or "Company" refers to 3M Company and subsidiaries unless the context indicates otherwise.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes. Such estimates and assumptions are subject to inherent uncertainties which may result in actual amounts differing from these estimates. The financial statements consolidate all applicable subsidiaries; intercompany transactions and balances are eliminated.

With the exception of subsidiaries operating in highly inflationary economies, which are not material to 3M, local currencies generally are considered the functional currencies outside the United States. Assets and liabilities for operations in local-currency environments are translated at month-end exchange rates of the period reported. Income and expense items are translated at average monthly currency exchange rates in effect during the period. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Certain amounts in prior periods' consolidated financial statements have been reclassified to conform to current period presentation.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when acquired.

Investments: 3M invests in both marketable and equity securities. These securities are classified as current or non-current based on their availability for use in current operations.

Marketable securities, which include available-for-sale debt securities, are recorded at fair value with unrealized gains and losses recognized in accumulated other comprehensive income.

Equity securities primarily relate to 3M's ownership interest in Solventum, which 3M accounts for as an equity investment with a readily determinable fair value. This investment was reclassified as a current equity investment (included in other current assets) in 2025. Equity securities that do not result in consolidation or are not accounted for under the equity method are measured at fair value, with changes in fair value reflected in net income. For equity investments without readily determinable fair values, 3M applies the measurement alternative — recording them at cost, less impairment, and adjusted for observable price changes in orderly transactions.

3M regularly reviews investment securities for impairment. For debt securities, an impairment relating to credit losses is recorded through an allowance for credit losses. Changes in the allowance are recognized in earnings in the period of the change. Any impairment that has not been recorded through an allowance for credit losses is recorded through accumulated other comprehensive income as a component of shareholders' equity. Amounts are reclassified out of accumulated other comprehensive income and into earnings upon sale or when portions of the impairment related and unrelated to credit losses change.

Inventories: Inventories are stated at the lower of cost or net realizable value, which is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is generally determined on a first-in, first-out basis.

Property, Plant and Equipment (PP&E) and Definite-Lived Intangible Assets: Property, plant and equipment, including capitalized interest and internal direct engineering costs, are recorded at cost. The Company capitalizes direct costs of services used in the development of, and external software acquired for use as, internal-use software. These software amounts are reported within machinery and equipment in PP&E. Depreciation of PP&E is generally computed using the straight-line method. Internal-use software elements of PP&E are depreciated over a period of three to seven years. 3M records capital-related government grants earned as reductions to the cost of PP&E and associated unpaid liabilities.

Major classes of PP&E, along with their original useful lives (as applicable) are as follows:

(Millions)	Original lives	December 31, 2025	December 31, 2024
Land		$ 202	$ 200
Buildings and leasehold improvements	10 to 40 years	7,729	7,432
Machinery and equipment	3 to 15 years	15,328	14,780
Construction in progress		663	994
Gross property, plant and equipment		23,922	23,406
Accumulated depreciation		(16,821)	(16,018)
Property, plant and equipment - net		$ 7,101	$ 7,388

Definite lived intangible asset types include customer-related, patent, other technology-based, tradename and other intangible assets acquired from independent parties. These assets are amortized on a systematic and rational basis (generally straight-line) representative of the asset's use. Refer to Note 5 for amortizable lives and additional details on intangible assets. Costs related to internally developed intangible assets, such as patents, are expensed as incurred, within "Research, development and related expenses". 3M also expenses costs incurred to renew or extend the term of intangible assets.

Fully depreciated PP&E, other than capitalized internally developed software, is retained in PP&E and accumulated depreciation accounts until disposal. Upon disposal, assets and related accumulated depreciation are removed from the accounts, and the net amount, less proceeds from disposal, is charged or credited to operations. Definite-lived intangible assets are removed from their respective gross asset and accumulated amortization accounts when they are no longer in use.

PP&E and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. The amount of the impairment loss recorded equals the excess of the asset's (or asset group's) carrying value over its fair value, which is generally determined using a discounted cash flow analysis.

Asset Retirement Obligations: A liability is initially recorded at fair value for an asset retirement obligation associated with the retirement of tangible long-lived assets in the period in which the obligation is incurred, provided a reasonable estimate of fair value can be made. Over time, the liability is accreted for the change in its present value, and the initial capitalized cost is depreciated over the remaining useful life of the related asset. 3M cannot reasonably estimate the fair value of certain conditional asset retirement obligations due to the nature of specific conditions and the uncertain outcome of related commercial activities.

The asset retirement obligation liability reflected in other current liabilities and other liabilities was as follows:

(Millions)	December 31, 2025	December 31, 2024
Asset retirement obligation	$ 202	$ 195

Goodwill and Indefinite-Lived Intangible Assets: Goodwill and indefinite-lived intangible assets (namely certain tradenames) are not amortized and are assessed for impairment annually — in the fourth quarter for goodwill and the third quarter for indefinite-lived intangible assets — and whenever events or circumstances indicate that the carrying amount may be impaired. Impairment testing for goodwill is performed at the reporting-unit level, which at 3M primarily corresponds to a division. An impairment loss is recognized when the carrying value of a reporting unit's net assets exceeds its estimated fair value. The estimated fair value of a reporting unit is determined using a market approach based on comparable company information, such as EBITDA (earnings before interest, taxes, depreciation, and amortization) multiples, or, in some cases, using a discounted cash-flow analysis. An impairment loss is recognized for an indefinite-lived intangible asset when its fair value — generally determined using a discounted cash-flow model — is less than its carrying value.

Restructuring Actions: Restructuring actions generally include significant actions involving employee-related severance charges, contract termination costs, and impairment or accelerated depreciation or amortization of assets associated with such actions. Employee-related severance charges are largely based upon distributed employment policies and substantive severance plans. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which typically occurs when management approves the associated actions. Severance amounts for which affected employees are required, in certain circumstances, to render service in order to receive benefits at their termination dates are measured as of the date such benefits were communicated to the applicable employees and recognized as expense over the employees' remaining service periods. Contract termination and other charges primarily reflect costs to terminate a contract before the end of its term (measured at fair value when the Company provides notice to the counterparty) or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the Company.

Revenue (Sales) Recognition: The Company sells products to a diversified base of customers around the world and has no material concentration of credit risk or significant payment terms extended to customers. The vast majority of 3M's customer arrangements contain a single performance obligation to transfer manufactured goods.

Revenue is recognized when control of goods transfers to customers. For the majority of the Company's customer arrangements, control transfers to customers at a point-in-time when goods or services are delivered, as this generally represents when legal title, physical possession, and the risks and rewards of ownership transfer to the customer.

Revenue is recognized at the transaction price to which the Company expects to be entitled. When determining the transaction price, 3M estimates variable consideration using the portfolio approach practical expedient. The main sources of variable consideration for 3M are customer incentives such as rebates, trade promotion funds, and cash discounts. These sales incentives are recorded as a reduction to revenue at the time of the initial sale using the most likely-amount estimation method. The most likely-amount method is based on the single most likely outcome from a range of possible consideration outcomes, derived from sales terms, historical experience, trend analysis, and projected market conditions in the markets 3M serves.

Accrued customer incentives reflected within other current liabilities were as follows:

(Millions)	December 31, 2025	December 31, 2024
Accrued customer incentives	$ 624	$ 607

The most common incentive relates to amounts paid or credited to customers for achieving defined volume levels or growth objectives. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale. Free goods are accounted for as expenses and recorded in cost of sales. Product returns are recorded as a reduction to revenue based on anticipated sales returns that occur in the normal course of business. 3M primarily has assurance-type warranties that do not result in separate performance obligations. Sales, use, value-added, and other excise taxes are excluded from revenue. The Company has elected to present revenue net of sales taxes and other similar taxes.

The Company applies the "right-to-invoice" practical expedient, as the amount invoiced to customers reasonably corresponds to the value of 3M's performance completed to date.

The Company applies the practical expedient related to costs of obtaining a contract by expensing sales commissions when incurred because the amortization period would have been one year or less as the Company does not have material costs related to obtaining a contract with amortization periods greater than one year for any year presented.

Warranties/Guarantees: 3M's accrued product warranty liabilities, guarantees of loans with third parties, and other guarantee arrangements are not material.

Accounts Receivable and Allowances: Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for bad debts, cash discounts, and various other items for potential credit losses. The Company determines the allowances based on historical write-off experience, current expectations of future credit losses informed by industry and regional economic data, and historical cash discounts. The allowances are reviewed on a monthly basis. The allowances for bad debts as well as the provision for credit losses, write-off activity and recoveries for the periods presented are not material. The Company does not have any significant off-balance-sheet credit exposure related to its customers.

Advertising and Merchandising: These costs are charged to operations in the period incurred, and were as follows:

(Millions)	2025	2024	2023
Advertising and merchandising costs	$ 233	$ 216	$ 201

Research, Development and Related Expenses: Research and development expenses cover basic scientific research and the application of scientific advances in the development of new and improved products and their uses. Related expenses primarily include technical support; costs associated with internally developed patents; amortization of certain acquired technology; and gains or losses associated with certain corporate approved investments in R&D-related ventures.

Environmental: Reserves for liabilities related to anticipated environmental-remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies, the Company's commitment to a plan of action, or approval by regulatory agencies. Environmental costs for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

Income taxes: The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. The Company recognizes and measures its uncertain tax positions based on the rules under ASC 740, *Income Taxes*.

Stock-based compensation: The Company recognizes compensation expense for its stock-based compensation programs, which include stock options, restricted stock, restricted stock units (RSUs), performance shares, and the General Employees' Stock Purchase Plan (GESPP). Under applicable accounting standards, the fair value of share-based compensation is determined at the grant date and the recognition of the related expense is recorded over the period in which the share-based compensation vests.

Derivatives and Hedging Activities: All derivative instruments within the scope of ASC 815, *Derivatives and Hedging*, are recorded on the balance sheet at fair value. All hedging instruments that qualify for hedge accounting are designated and effective as hedges, in accordance with U.S. GAAP. Instruments that do not qualify for hedge accounting are adjusted to fair value with changes recognized in current earnings. Cash flows associated with derivative instruments are classified in the statement of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. The Company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged derivatives. See Note 15 for more information on the Company's derivative instruments and hedging programs.

Fair Value Measurements: 3M follows ASC 820, *Fair Value Measurements and Disclosures*, with respect to assets and liabilities that are measured at fair value on both a recurring and nonrecurring basis.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability, based on the best information available under the circumstances.

The hierarchy is broken down into three levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Leases: 3M determines if an arrangement is a lease at inception by establishing whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. 3M has determined that certain service agreements that contain the right to use an underlying asset are not leases, as 3M does not control how and for what purpose the identified asset is used.

Operating lease right-of-use assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. The discount rate used is 3M's incremental borrowing rate or, if available, the rate implicit in the lease. 3M determines the incremental borrowing rate for leases using a portfolio approach based primarily on the lease term and the economic environment of the relevant country or region.

As a lessee, the Company leases distribution centers, office space, land, and equipment. Certain 3M lease agreements include rental payments that are adjusted annually based on changes in an inflation index. 3M's leases do not contain material residual value guarantees or material restrictive covenants. Lease expense is recognized on a straight-line basis over the lease term.

Certain leases include one or more options to renew, with terms that can extend the lease term by up to five years. 3M includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. In addition, certain leases contain fair value purchase and termination options with an associated penalty. In general, 3M is not reasonably certain to exercise such options.

For the measurement and classification of its lease agreements, 3M groups lease and non-lease components into a single lease component for all underlying asset classes. Variable lease payments primarily include payments for non-lease components such as maintenance costs, payments for leased assets used beyond their noncancellable lease term as adjusted for contractual options to terminate or renew; additional payments related to a subsequent adjustment in an inflation index; and payments for non-components such as sales tax. Certain 3M leases contain immaterial variable lease payments that are based on production volume.

Related Party Activity: 3M does not have any material related party activity.

New Accounting Pronouncements:

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This ASU primarily requires disaggregated annual information about a company's effective tax rate reconciliation and income taxes paid. 3M adopted this ASU prospectively beginning with 2025 and the additional disclosure is included in Note 9.

The table below provides summaries of applicable new accounting pronouncements issued, but not yet adopted by 3M.

Standards issued and not yet adopted			
Standard	**Relevant description**	**Effective date for 3M**	**Impact and other matters**
ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*	Issued in November 2024. Requires new disclosures providing further detail of a company's income statement expense line items.	Year-end December 31, 2027	As this ASU relates to disclosures only, there will be no impact to 3M's consolidated results of operations and financial condition.
ASU No. 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*	Issued in July 2025. Provides an optional practical expedient for estimating future credit losses based on current conditions as of the balance sheet date and assuming those conditions do not change over the remaining life of the accounts receivable.	January 1, 2026	3M does not expect this ASU to have a material impact on consolidated results of operations and financial condition.
ASU No. 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*	Issued in September 2025. Removes references to prescriptive software development stages and includes an updated framework for capitalizing internal software costs in an agile environment.	January 1, 2028	3M is currently evaluating this ASU's impact on consolidated results of operations and financial condition.
ASU No. 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*	Issued in November 2025. Improves alignment of hedge accounting with risk management activities and provides guidance regarding five specific hedge accounting issues.	January 1, 2027	3M does not expect this ASU to have a material impact on consolidated results of operations and financial condition.
ASU No. 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*	Issued in December 2025. Provides recognition, measurement, and presentation guidance, as well as additional disclosure requirements, for government grants.	January 1, 2029	3M is currently evaluating this ASU's impact on consolidated results of operations and financial condition.
ASU No. 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*	Issued in December 2025. Clarifies the applicability of interim reporting guidance, the types of interim reporting, and the required form and content of interim financial statements.	January 1, 2028	As this ASU relates to disclosures only, there will be no impact to 3M's consolidated results of operations and financial condition.

Note 2. Discontinued Operations

On April 1, 2024, 3M completed the separation of its Health Care business (the Separation) through a pro rata distribution of 80.1% of the outstanding shares of Solventum Corporation (Solventum) to 3M stockholders. The spin-off transaction was intended to be tax-free for U.S. federal income tax purposes. To reflect the completion of the spin, 3M recorded a decrease in shareholders equity for the net book value of applicable assets and liabilities included in the Separation, net of the book value of 3M's retained ownership. As a result, Solventum became an independent public company, 3M no longer consolidated Solventum into 3M's financial results and the historical net income of Solventum and applicable assets and liabilities included in the Separation were reported in 3M's consolidated financial statements as discontinued operations. Following the Separation, as 3M no longer controls or has the ability to exert significant influence over Solventum, 3M measures, at fair value on a recurring basis, its retained ownership interest in Solventum common stock (see additional information in Note 7).

The Company entered into various agreements to effect the Separation and provide for the relationship between 3M and Solventum, including, among others, a separation and distribution agreement; a tax matters agreement; and transition service, distribution, and contract manufacturing agreements; as well as certain commercial supply agreements. The transition service and distribution agreements have overall terms of two years following the Separation and each may be extended an additional year. The transition contract manufacturing agreement's term is three years with an ability to extend under certain circumstances. Supply agreements, by which each company may provide product to the other, have initial three-year terms, but may extend for particular products up to ten or twelve years following the Separation, under certain circumstances. In addition, the companies had certain amounts due between them as of the Separation date.

3M continuing involvement with Solventum in the form of net sales under supply agreements and income from transition agreements is reflected in amounts disclosed in "Corporate and Other" in Note 20. Supply agreements are reflected as net sales and associated costs while transition agreement income is recorded as a direct offset to associated costs within selling, general and administrative expenses. Solventum transition agreement income for 2025 was approximately $150 million (approximately $0.7 billion gross fees, net of assigned costs). Solventum transition agreement income for 2024 was approximately $50 million, (approximately $0.6 billion gross fees, net of assigned costs). Transition services or purchases from Solventum are not material to 3M. Amounts due from Solventum and amounts due to Solventum under the agreements referenced above were approximately $0.4 billion and $0.1 billion, respectively, as of December 31, 2025. Amounts due from Solventum and amounts due to Solventum under the agreements referenced above were approximately $0.4 billion and $0.2 billion, respectively, as of due from December 31, 2024.

Information regarding net income from discontinued operations, net of taxes includes the following:

Net income from discontinued operations, net of taxes (millions)	2024		2023	
Net sales	$	1,987	$	8,071
Cost of sales		844		3,494
Other operating expenses		837		3,016
Other expense (income), net		44		(22)
Income from discontinued operations before income taxes		262		1,583
Provision for income taxes		98		176
Net income from discontinued operations, net of taxes	$	164	$	1,407

Cash flows related to discontinued operations have not been segregated, and are included in the Consolidated Statement of Cash Flows for all applicable periods presented. Selected financial information related to cash flows from discontinued operations is below.

Selected cash flow information from discontinued operations (millions)	2024		2023	
Depreciation and amortization	$	139	$	554
Purchases of PP&E		77		227

Note 3. Revenue

Disaggregated Revenue Information: The Company views the following disaggregated disclosures as useful to understanding the composition of revenue recognized during the respective reporting periods:

Net sales (millions)	2025	2024	2023
Abrasives	$ 1,340	$ 1,295	$ 1,327
Automotive Aftermarket	1,178	1,235	1,237
Electrical Markets	1,394	1,274	1,259
Industrial Adhesives and Tapes	2,266	2,104	2,051
Industrial Specialties Division	1,172	1,161	1,206
Personal Safety	3,544	3,371	3,382
Roofing Granules	490	521	494
Total Safety and Industrial Business segment	11,384	10,961	10,956
Advanced Materials	858	969	1,167
Automotive and Aerospace	1,901	1,912	1,925
Commercial Branding and Transportation	2,602	2,528	2,546
Electronics	2,911	2,971	2,863
Total Transportation and Electronics Business segment	8,272	8,380	8,501
Consumer Safety and Well-Being	1,108	1,080	1,096
Home and Auto Care	1,200	1,191	1,260
Home Improvement	1,486	1,486	1,448
Packaging and Expression	1,126	1,174	1,222
Total Consumer Business segment	4,920	4,931	5,026
Corporate and Other	372	303	127
Total Company	$ 24,948	$ 24,575	$ 24,610

Net sales by geographic area (millions)	2025	2024	2023
Americas	$ 13,579	$ 13,405	$ 13,268
Asia Pacific	7,095	6,994	7,068
Europe, Middle East and Africa	4,274	4,176	4,274
Worldwide	$ 24,948	$ 24,575	$ 24,610

Net sales by particular country (millions)	2025	2024	2023
United States	$ 10,936	$ 10,788	$ 10,607
China/Hong Kong	2,951	2,824	2,625

Note 4. Divestitures

2025 Divestitures and Previously Announced Divestitures: In June 2025, 3M completed the sale of its fused silica business, formerly part of the Transportation and Electronics business, for immaterial proceeds slightly below the business's book value.

In September 2025, 3M agreed to sell its precision grinding and finishing business, within the Safety and Industrial business. The transaction is expected to close in the first half of 2026, subject to customary closing conditions. In the third quarter of 2025, this business was classified as held for sale. In 2025, 3M recorded a pre-tax charge of $159 million for the initial excess of its carrying value over its selling price less cost to sell and subsequent changes therein. Selling price does not involve proceeds, but a balance of cash, subject to closing and other adjustments, is to be left in the transferring business. This charge was reported within Corporate and Other and reflected in loss on business divestitures on the consolidated statement of income. The business has annual sales of approximately $130 million and its operating income, excluding the charge reflected in Corporate and Other, was not material.

The below summarizes the carrying amounts of the major classes of assets and liabilities classified as held for sale in the consolidated balance sheet:

(Millions)	December 31, 2025
Assets held for sale	
Cash and cash equivalents	$ 46
Inventories	27
Property, plant and equipment — net	96
Other assets	18
Valuation allowance on assets held for sale	(141)
Total assets held for sale	$ 46
Liabilities held for sale	
Pension and postretirement benefits	$ (23)
Other liabilities	(14)
Valuation allowance on liabilities held for sale	(18)
Total liabilities held for sale	$ (55)

2024 Divestitures: On April 1, 2024, 3M completed the separation of its Health Care business (the Separation) through a pro rata distribution of 80.1% of the outstanding shares of Solventum Corporation (Solventum) to 3M stockholders. See Note 2 for additional detail, including information regarding reporting the historical net income of Solventum included in the Separation in 3M's consolidated financial statements as discontinued operations.

2023 Divestitures: In 2023, 3M completed the sale of its dental local anesthetic business, formerly part of Corporate and Other, for approximately $60 million in cash. The transaction, net of a loss associated with a contingent indemnification obligation from an earlier divestiture, resulted in a net pre-tax gain of $36 million.

Note 5. Goodwill and Intangible Assets

Goodwill: The change in the carrying amount of goodwill by business segment was as follows:

(Millions)	Safety and Industrial	Transportation and Electronics	Consumer	Corporate and Other	Total Company
Balance as of December 31, 2023	$ 4,542	$ 1,512	$ 270	$ 58	$ 6,382
Translation and other[a]	(73)	(16)	(12)	—	(101)
Balance as of December 31, 2024	4,469	1,496	258	58	6,281
Translation and other[a]	102	29	7	—	138
Balance as of December 31, 2025	$ 4,571	$ 1,525	$ 265	$ 58	$ 6,419

(a) The amounts in the "Translation and other" primarily relate to changes in foreign currency exchange rates.

As of December 31, 2025, the Company's accumulated goodwill impairment loss is $0.3 billion. The Company completed its annual goodwill impairment test for all reporting units in the fourth quarter of 2025 and determined that no impairment existed.

Acquired Intangible Assets: The carrying amount and accumulated amortization of the Company's acquired finite-lived intangible assets, along with their original useful lives, and the balances of non-amortizable intangible assets, are presented below:

(Millions)	Estimated weighted average useful life	December 31, 2025			December 31, 2024		
		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Finite-lived intangible assets							
Customer related	14 years	$ 1,239	$ (925)		$ 1,319	$ (935)	
Patents and technology	9 years	573	(544)		578	(535)	
Definite-lived tradenames	16 years	482	(318)		487	(300)	
Other	7 years	47	(30)		47	(30)	
Total		$ 2,341	$ (1,817)	$ 524	$ 2,431	$ (1,800)	$ 631
Indefinite lived intangible assets[b]				579			579
Total intangible assets				$ 1,103			$ 1,210

(b) Indefinite lived intangible assets primarily consists of certain tradenames acquired by 3M that are not amortized because they have existed for over 60 years, maintain leading-market share positions, are continuously renewed, and are associated with products expected to generate cash flows for 3M for an indefinite period.

Amortization expense follows:

(Millions)	2025	2024	2023
Amortization expense	$ 104	$ 108	$ 127

Expected amortization expense for acquired amortizable intangible assets recorded as of December 31, 2025 follows:

(Millions)	2026	2027	2028	2029	2030	After 2030
Amortization expense	$ 99	$ 84	$ 59	$ 57	$ 57	$ 168

Note 6. Restructuring Actions

Transformation Costs: 3M began a transformation program in 2025 intended as a structural redesign of longer-term manufacturing, distribution, and business process services and locations. Management approved and committed to undertake related initial restructuring actions. Associated pre-tax restructuring charges in 2025 were $51 million, reflected in Corporate and Other (see Note 20) and primarily impacting selling, general and administrative expenses and cost of sales. Employee-related charges were $35 million and asset-related and other charges were $16 million. The balance of accrued restructuring liability as of December 31, 2025 was $25 million. Additional actions are expected and are subject to management's future approval and commitment.

2023 to 2025 Structural Reorganization Actions: In 2023, 3M announced it would undertake structural reorganization actions to reduce the size of the corporate center of the Company, simplify the supply chain, streamline 3M's geographic footprint, reduce layers of management, further align business go-to-market models to customers, and reduce manufacturing roles to align with production volumes. Beginning in the first quarter of 2023 and ending largely in the second quarter of 2025, management approved and committed to undertake associated actions that impacted approximately seven thousand positions worldwide (as updated to exclude discontinued operations) resulting in pre-tax charges as indicated in the table below. Remaining activities related to approved and committed actions were largely completed in 2025.

The related restructuring charges for periods presented were recorded in the income statement as follows:

(Millions)	2025	2024	2023
Cost of sales	$ 1	$ 30	$ 89
Selling, general and administrative expenses	20	142	295
Research, development and related expenses	—	15	31
Total operating income impact	$ 21	$ 187	$ 415

The business segment operating income impact of these restructuring charges is summarized as follows:

(Millions)	2025 Employee related	2024 Employee related	2024 Asset-related and other	2024 Total	2023 Employee related	2023 Asset-related and other	2023 Total
Safety and Industrial	$ 10	$ 72	$ 15	$ 87	$ 89	$ —	$ 89
Transportation and Electronics	7	36	9	45	62	—	62
Consumer	4	22	13	35	26	—	26
Corporate and Other	—	6	14	20	171	67	238
Total operating expense	$ 21	$ 136	$ 51	$ 187	$ 348	$ 67	$ 415

Restructuring actions, including cash and non-cash impacts, follow:

Accrued restructuring action balance (millions)	2025 Employee-related	2024 Employee-related	2024 Asset-related and other	2024 Total
Balance at beginning of year	$ 80	$ 99	$ —	$ 99
Incremental expense incurred	21	136	51	187
Non-cash changes	—	—	(51)	(51)
Adjustments	(14)	6	—	6
Cash payments	(77)	(161)	—	(161)
Balance at end of year	$ 10	$ 80	$ —	$ 80

2023 to 2025 PFAS Exit Restructuring Actions: 3M announced in 2022 that it would exit all PFAS manufacturing by the end of 2025 and began related workforce actions in 2023. During 2025, 2024 and 2023, 3M management approved and committed to undertake employee-related actions resulting in pre-tax charges of $9 million, $66 million, and $64 million, respectively, and made related payments resulting in accrued restructuring balances of $65 million and $86 million as of December 31, 2025 and 2024, respectively. These charges were reflected within the Transportation and Electronics business segment and primarily impacted cost of sales and selling, general and administrative expenses. This initiative, beginning in 2023 through committed 2025 actions, impacted approximately 1,200 positions worldwide.

Note 7. Supplemental Income Statement Information

Other expense (income), net consists of the following:

(Millions)	2025	2024	2023
Interest expense[a]	$ 946	$ 1,191	$ 941
Interest income	(232)	(452)	(250)
Pension and postretirement net periodic benefit cost (benefit)[b]	104	828	(109)
Solventum ownership - change in value[c]	(402)	(1,564)	—
Total	$ 416	$ 3	$ 582

(a) Interest expense includes $448 million, $472 million and $565 million in 2025, 2024, 2023, respectively, related to outstanding debt. Interest expense in the table above also includes imputed interest associated with the obligations resulting from the PWS Settlement, New Jersey Settlement, and CAE Settlement (all discussed in Note 17).

(b) Pension and postretirement net periodic benefit income described in the table above includes all components of defined benefit plan net periodic benefit cost (benefit) except service cost, which is reported in various operating expense lines. Refer to Note 13 for additional details on the components of pension and postretirement net periodic benefit cost (benefit).

(c) Solventum ownership - change in value relates to the change in value of 3M's retained ownership interest in common stock of Solventum Corporation, an independent public company. Solventum separated from 3M in April 2024 (discussed in Note 2). As of December 31, 2025 and 2024 the balance of unrealized gain on this investment was $1.5 billion and $1.6 billion, respectively.

Note 8. Supplemental Equity and Comprehensive Income Information

Common stock ($.01 par value per share) of 3 billion shares is authorized. Preferred stock, without par value, of 10 million shares is authorized but unissued. Supplemental share information is provided below.

Treasury stock summary (shares)	2025	2024	2023
Balance at beginning of year	404,562,753	391,451,920	394,787,951
Reacquired stock	21,856,544	14,954,620	290,379
Issuances pursuant to stock options and benefit plans	(12,665,372)	(1,843,787)	(3,626,410)
Balance at end of year	413,753,925	404,562,753	391,451,920

The table below presents the changes in accumulated other comprehensive income (loss) attributable to 3M (AOCI), including the reclassifications out of AOCI by component:

(Millions)	Cumulative translation adjustment	Defined benefit pension and postretirement plans adjustment	Cash flow hedging instruments, unrealized gain (loss)[a]	Total accumulated other comprehensive income (loss)
Balance at December 31, 2022, net of tax:	$ (2,828)	$ (3,838)	$ (7)	$ (6,673)
Other comprehensive income (loss), before tax:				
Amounts before reclassifications	277	(763)	81	(405)
Amounts reclassified out	54	252	(143)	163
Total other comprehensive income (loss), before tax	331	(511)	(62)	(242)
Tax effect[b]	(9)	131	15	137
Total other comprehensive income (loss), net of tax	322	(380)	(47)	(105)
Balance at December 31, 2023, net of tax:	$ (2,506)	$ (4,218)	$ (54)	$ (6,778)
Other comprehensive income (loss), before tax:				
Amounts before reclassifications	(563)	123	128	(312)
Amounts reclassified out	38	1,127	(78)	1,087
Total other comprehensive income (loss), before tax	(525)	1,250	50	775
Tax effect[b]	14	(315)	(11)	(312)
Total other comprehensive income (loss), net of tax	(511)	935	39	463
Solventum spin-off	64	520	—	584
Balance at December 31, 2024, net of tax:	$ (2,953)	$ (2,763)	$ (15)	$ (5,731)
Other comprehensive income (loss), before tax:				
Amounts before reclassifications	347	88	(77)	358
Amounts reclassified out	—	304	(28)	276
Total other comprehensive income (loss), before tax	347	392	(105)	634
Tax effect[b]	86	(91)	22	17
Total other comprehensive income (loss), net of tax	433	301	(83)	651
Solventum spin-off	—	11	—	11
Balance at December 31, 2025, net of tax:	$ (2,520)	$ (2,451)	$ (98)	$ (5,069)

(a) Based on exchange rates as of December 31, 2025, 3M expects to reclassify an immaterial amount of after-tax net unrealized loss over the next 12 months (with the impact offset by earnings/losses from underlying hedged items) of the total after-tax net unrealized balance.

(b) Includes tax expense (benefit) reclassified out of AOCI related to the following:

(Millions)	2025	2024	2023
Cumulative translation adjustment	$ —	$ —	$ —
Defined benefit pension and postretirement plans adjustment	(71)	(268)	(60)
Cash flow hedging instruments	6	18	33

Income taxes are not provided for foreign translation relating to permanent investments in international subsidiaries, but tax effects within cumulative translation do include impacts from items such as net investment hedge transactions. The Company uses the portfolio approach for releasing income tax effects from accumulated other comprehensive income.

Additional details on the amounts reclassified from accumulated other comprehensive income (loss) into consolidated income include:
- Cumulative translation adjustment: amounts were reclassified into selling, general and administrative expense. These were associated with certain country exits in 2024 and 2023.
- Defined benefit pension and postretirement plan adjustments: amounts were reclassified into other (expense) income, net (see Note 13).
- Cash flow hedging instruments, realized gain (loss): amounts from foreign currency forward/option contacts were reclassified into cost of sales, while amounts from interest rate contracts were reclassified into interest expense (see Note 15).
- The tax effects, if applicable, associated with these reclassifications were reflected in provision for income taxes.

Note 9. Income Taxes

Income (loss) from continuing operations before income taxes consisted of the following:

(Millions)	2025		2024		2023	
United States	$	1,870	$	2,300	$	(13,272)
International		2,343		2,519		2,001
Total	$	4,213	$	4,819	$	(11,271)

Provision (benefit) for income taxes consisted of the following:

(Millions)	2025		2024		2023	
Current						
Federal	$	(11)	$	(75)	$	302
State		(1)		(6)		38
International		597		583		494
Deferred						
Federal		307		328		(3,084)
State		21		1		(495)
International		90		(27)		(122)
Total	$	1,003	$	804	$	(2,867)

Cash income tax payments, net of refunds, consisted of the following:

(Millions)	2025		2024		2023	
Federal	$	211				
State		28				
International		561				
China		134				
India		44				
Korea		44				
Other international		339				
Total	$	800	$	852	$	1,384

The 2017 Tax Cuts and Jobs Act (TCJA) involved a transition tax that is payable over eight years beginning in 2018. As of December 31, 2024, 3M reflected $211 million payable within one year associated with the transition tax. The Company made the final payment in 2025.

A reconciliation of the U.S. federal statutory income tax rate to 3M's worldwide effective income tax rate is provided below:

	2025	
(Millions)	Amount	Percent
U.S. federal statutory tax rate	$ 885	21.0 %
State and local income taxes, net of federal income tax effect[a]	26	0.6
Foreign tax effects	212	5.0
Effect of cross-border tax laws		
Global intangible low-taxed income (net of foreign tax credits)	100	2.4
Other	(71)	(1.7)
Tax credits	(44)	(1.0)
Changes in valuation allowances	(87)	(2.1)
Nontaxable or nondeductible items	32	0.8
Changes in unrecognized tax benefits	(50)	(1.2)
Effective worldwide tax rate	$ 1,003	23.8 %

(a) State taxes in California, Florida, Iowa, Massachusetts, New York, Virginia and Wisconsin made up the majority (greater than 50 percent) of this category.

	2024	2023[b]
Statutory U.S. tax rate	21.0 %	21.0 %
State income taxes - net of federal benefit	0.6	3.2
International income taxes - net [c]	2.1	0.6
Global intangible low taxed income (GILTI)	0.6	(0.3)
Foreign derived intangible income (FDII)	(0.3)	0.6
U.S. research and development credit	(0.7)	0.4
Reserves for tax contingencies	0.6	(0.4)
Employee share-based payments	0.4	—
Change in valuation allowance on Solventum ownership	(7.7)	—
All other - net	0.1	0.3
Effective worldwide tax rate	16.7 %	25.4 %

(b) A positive rate reconciliation percent for the year ended 2023 is a tax benefit on a pretax loss.
(c) International income taxes include tax expense associated with international earnings no longer considered permanently reinvested.

The primary factors that impacted the 2025 effective tax rate when compared to 2024 were the tax impact of 3M's retained ownership interest in Solventum and net costs of significant litigation. The primary factors that impacted the 2024 rate when compared to 2023 were the effective tax rate benefit on the change in value of 3M's retained ownership interest in Solventum offset by the effective tax rate on the PWS Settlement and the CAE Settlement (as discussed in Note 17), including 3M's related decision in the fourth quarter of 2024 to defer certain deductions and accelerate income for tax purposes.

As described in Note 2, the Company completed the spin-off of its Health Care business through a pro rata distribution of 80.1% of the outstanding shares of Solventum Corporation to 3M stockholders. The Company determined that the spin-off, and certain related internal separation transactions qualified as tax-free transactions under U.S. federal tax law, supported by an Internal Revenue Service (IRS) private letter ruling, third party tax opinions, and other external tax advice. These determinations involve judgment and may be subject to IRS review. If the transactions were ultimately determined not to qualify as tax-free, the Company could incur significant tax liabilities and related impacts.

The Company recognizes the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. The total amount of net unrecognized tax benefits (UTB), if recognized, would affect the effective tax rate by $652 million as of December 31, 2025. The ending net UTB results from adjusting the gross balance for deferred items, interest and penalties, and deductible taxes. The net UTB is included as components of Other Assets and Other Liabilities within the Consolidated Balance Sheet. A reconciliation of the beginning and ending amount of gross UTB is as follows:

(Millions)	2025	2024	2023
Gross UTB balance at beginning of period	$ 574	$ 590	$ 632
Additions based on tax positions related to the current year	46	13	11
Additions for tax positions of prior years	64	57	63
Reductions for tax positions of prior years	(87)	(16)	(42)
Settlements	(45)	(17)	(33)
Reductions due to lapse of applicable statute of limitations	(49)	(36)	(42)
Foreign currency translation	13	(17)	1
Gross UTB balance at end of period	$ 516	$ 574	$ 590
Gross interest and penalties (benefits) recognized in the consolidated statement of income (loss) [d]	$ 6	$ 25	$ 83
Gross accrued interest and penalties in the consolidated balance sheet at end of period	$ 195	$ 207	$ 183

(d) The Company recognizes interest and penalties accrued related to UTB in tax expense. The amount of interest and penalties recognized may be an expense or benefit due to new or remeasured UTB accruals.

As a result of certain employment commitments and capital investments made by 3M, income from certain foreign operations in the following countries is subject to reduced tax rates or, in some cases, is exempt from tax for years through the following: Singapore (2025), Switzerland (2026), China (2028) and Brazil (2034). The continuing income tax benefits attributable to the tax status of these subsidiaries are as follows:

(Millions, except per share)	2025	2024	2023
Income tax benefits attributable to reduced tax rates or exemptions in foreign locations	$ 58	$ 87	$ 100
Per diluted share impact of reduced tax rates or exemptions in foreign locations	$ 0.11	$ 0.16	$ 0.18

Components of deferred tax assets and (liabilities) are comprised of the following:

(Millions)	December 31, 2025	December 31, 2024
Deferred tax assets:		
Employee benefit costs	$ 250	$ 241
Product and other claims	2,541	3,154
Investments	175	333
Miscellaneous accruals	220	143
Stock-based compensation	222	267
Net operating/capital loss/tax credit carryforwards	275	130
Foreign tax credits	210	143
Research and experimentation capitalization	820	720
Lease liabilities	137	150
Intangible amortization	176	104
Other	229	70
Gross deferred tax assets	5,255	5,455
Valuation allowance[(e)]	(1,052)	(1,061)
Total deferred tax assets	$ 4,203	$ 4,394
Deferred tax liabilities:		
Depreciation	$ (403)	$ (263)
Right-of-use asset	(136)	(151)
Other	(256)	(188)
Total deferred tax liabilities	$ (795)	$ (602)
Net deferred tax assets[(f)]	$ 3,408	$ 3,792

(e) The company has provided a valuation allowance against certain of these deferred tax assets, including the difference in basis of the retained ownership interest in Solventum, based on management's determination that it is more-likely-than-not that the tax benefits related to these assets will not be realized.

(f) As of December 31, 2025 and December 31, 2024, these amounts include $3,826 million and $4,146 million, respectively, of deferred tax assets reported in Other Assets on 3M's consolidated balance sheet, and $418 million and $354 million, respectively, of deferred tax liabilities reported in Other Liabilities on 3M's consolidated balance sheet.

As of December 31, 2025, the Company's tax effected operating losses, capital losses, and tax credit carryovers before limitation impacts and valuation allowances were approximately:

Jurisdiction	(in millions)	Carryover period
Federal	$ 290	4 years to 20 years
State	120	5 years to indefinite
International	75	7 years to indefinite

The IRS completed its field examination of the Company's U.S. federal income tax returns through 2020, but the years 2005 through 2020 have not closed as the Company is in the process of resolving issues identified during those examinations. Currently, the Company is under examination by the IRS for its U.S. federal income tax returns for the years ended 2021 through 2023. In addition to the U.S. federal examination, there is also audit activity in several U.S. state and foreign jurisdictions where the Company is subject to ongoing tax examinations and governmental assessments, which could be impacted by evolving political environments in those jurisdictions. As of December 31, 2025, no taxing authority proposed significant adjustments to the Company's tax positions for which the Company is not adequately reserved.

In connection with the completion of the separation of Solventum in April 2024, 3M re-evaluated its global cash needs and certain unrepatriated earnings were no longer considered permanently reinvested, which resulted in a charge of approximately $100 million in the second quarter of 2024. Thereafter, 3M provides for income taxes associated with foreign earnings in certain subsidiaries that are not considered permanently reinvested. As of December 31, 2025, the Company has not provided deferred taxes on undistributed earnings from non-U.S. subsidiaries which are indefinitely reinvested in operations. Because of the multiple avenues by which to repatriate the earnings to minimize tax cost, and because a large portion of these earnings are not liquid, it is not practical to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

Note 10. Earnings (Loss) Per Share

The computations for basic and diluted earnings per share follow:

(Amounts in millions, except per share amounts)	2025		2024		2023
Numerator:					
Net income (loss) from continuing operations attributable to 3M	$ 3,250	$	4,009	$	(8,402)
Net income from discontinued operations, net of taxes	—		164		1,407
Net income (loss) attributable to 3M	$ 3,250	$	4,173	$	(6,995)
Denominator:					
Weighted average 3M common shares outstanding – basic	537.4		550.8		553.9
Dilution associated with stock-based compensation plans	3.9		1.6		—
Weighted average 3M common shares outstanding – diluted	541.3		552.4		553.9
Earnings (loss) per share attributable to 3M common shareholders:					
Earnings (loss) per share from continuing operations — basic	$ 6.05	$	7.28	$	(15.17)
Earnings per share from discontinued operations — basic	—		0.30		2.54
Earnings (loss) per share — basic	$ 6.05	$	7.58	$	(12.63)
Earnings (loss) per share from continuing operations — diluted	$ 6.00	$	7.26	$	(15.17)
Earnings per share from discontinued operations — diluted	—		0.29		2.54
Earnings (loss) per share — diluted	$ 6.00	$	7.55	$	(12.63)

The difference in the weighted average 3M shares outstanding for calculating basic and diluted earnings per share attributable to 3M common shareholders is the result of the dilution associated with the Company's stock-based compensation plans. Certain awards outstanding below under these stock-based compensation plans were not included in the computation of diluted earnings per share attributable to 3M common shareholders because they would have had an anti-dilutive effect. In periods of net losses, these anti-dilutive effects include all weighted average awards outstanding and weighted average shares outstanding is the same for the calculations of both basic and diluted loss per share.

(Millions)	2025	2024	2023
Weighted average number of antidilutive shares	12.7	30.8	36.1

Note 11. Marketable Securities

The Company invests in certificates of deposit/time deposits, commercial paper, and other securities. The following is a summary of amounts recorded on the Consolidated Balance Sheet for marketable securities (current and non-current).

(Millions)	December 31, 2025		December 31, 2024
Corporate debt	$ 302	$	850
Commercial paper	191		658
U.S. government and treasury securities	53		407
Asset backed securities and certificates of/time deposits	148		209
U.S. municipal securities	4		4
Current marketable securities	698		2,128
U.S. municipal securities	12		16
Non-current marketable securities	12		16
Total marketable securities	$ 710	$	2,144

At December 31, 2025 and 2024, gross unrealized, gross realized, and net realized gains and/or losses (pre-tax) were not material.

The balances at December 31, 2025 for marketable securities by contractual maturity are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(Millions)		
Due in one year or less	$	599
Due after one year through five years		111
Total marketable securities	$	710

Note 12. Long-Term Debt and Short-Term Borrowings

The following debt tables reflect effective interest rates, which include the impact of interest rate swaps, as of December 31, 2025. All debt outlined in the table below is unsecured. Carrying value includes the impact of debt issuance costs and fair value hedging activity. Long-term debt and short-term borrowings as of December 31 consisted of the following:

Long-Term Debt:

(Millions)	Principal amount December 31, 2025		Principal amount December 31, 2024		Weighted-average interest rate December 31, 2025	Weighted-average interest rate December 31, 2024	Final maturity date	Carrying value December 31, 2025		Carrying value December 31, 2024	
USD denominated fixed-rate debt	$	10,500	$	10,400	3.76 %	3.33 %	2026-2050	$	10,355	$	10,317
USD denominated floating-rate debt		200		1,014	3.77	6.94	2027-2044		199		915
EUR denominated fixed-rate debt	€	1,751	€	1,751	1.73	1.60	2026-2031		2,048		1,812
Total long-term debt									12,602		13,044
Less: current portion of long-term debt									1,670		1,919
Long-term debt (excluding current portion)								$	10,932	$	11,125

During 2025, 3M terminated swaps that had converted $800 million principal portion of fixed rate notes to floating-rate debt for a portion of their terms. For December 31, 2024, as those swaps were in place, 3M reflected the carrying value of the $800 million portion as USD denominated floating-rate date in the table above.

Short-Term Borrowings and Current Portion of Long-Term Debt:

(Millions)	Effective interest rate	Carrying value December 31, 2025	Carrying value December 31, 2024
Current portion of long-term debt	2.16 %	$ 1,670	$ 1,919

Cash Interest Payments: Cash interest payments below include amounts related to both debt and finance lease obligations. They exclude cash paid for early debt extinguishment and imputed interest for amounts due under the PWS Settlement, New Jersey Settlement, and CAE Settlement (discussed in Note 17).

(Millions)	2025	2024	2023
Cash interest payments	$ 467	$ 505	$ 520

Future Maturities of Long-term Debt: Maturities of long-term debt in the table below reflect the impact of put provisions associated with certain debt instruments and are net of items such as unamortized debt issue costs such that total maturities equal the carrying value of long-term debt as of December 31, 2025. The maturities of long-term debt for the periods subsequent to December 31, 2025 are as follows (in millions):

2026	2027	2028	2029	2030	After 2030	Total
$ 1,670	$ 863	$ 863	$ 1,793	$ 1,728	$ 5,685	$ 12,602

Credit Facilities: 3M has a $4.25 billion five-year revolving credit facility with a floating interest rate, set to expire in May 2028. The revolving credit agreement includes a provision under which 3M may request an increase of up to $1.0 billion (at lender's discretion), bringing the total facility up to $5.25 billion. The credit facility was undrawn at December 31, 2025. Under the $4.25 billion credit facility, the Company is required to maintain its EBITDA to Interest Ratio as of the end of each fiscal quarter at not less than 3.0 to 1. This is calculated (based on amounts defined in the amended agreement) as the ratio of consolidated total EBITDA for the four consecutive quarters then ended to total interest expense on all funded debt for the same period. At December 31, 2025, 3M was in compliance with this requirement. Debt covenants do not restrict the payment of dividends.

Other Credit Facilities: The Company also had $0.6 billion in stand-alone letters of credit, bank guarantees, and other similar instruments, all with a floating interest rate, issued and outstanding at December 31, 2025. These instruments are utilized in connection with normal business activities.

Solventum Related Debt: In the first quarter of 2024, Solventum, prior to the Separation discussed in Note 2, issued a total of $8.4 billion in aggregate principal amount of senior unsecured debt and term loans. Obligations under these notes and loans became, as transferred obligations, the sole responsibility of Solventum after the Separation.

Fixed-to-Floating Interest Rate Swaps: In 2021, 3M entered into interest rate swaps with an aggregate notional amount of $800 million that converted $500 million and $300 million of 3M's $1 billion and $650 million principal amount of fixed rate notes due in 2049 and 2050, respectively, into floating rate debt, based on a SOFR index (as subsequently amended) for the portion of their terms through mid-2028. During 2025, 3M terminated these fixed-to-floating interest rate swaps. At the time of termination, a cumulative basis adjustment of $47 million related to the terminated swaps existed on the carrying value of these notes and will be amortized as interest expense over their remaining term.

Long-Term Debt Issuances: In 2025, 3M issued $1.1 billion aggregate principal amount of fixed rate unsecured notes. These were comprised of $550 million of 5-year notes due 2030 with a coupon rate of 4.80% and $550 million of 10-year notes due 2035 with a coupon rate of 5.15%.

Long-Term Debt Maturities and Extinguishments: In 2025, 3M repaid $1.8 billion aggregate principal amount of primarily fixed-rate notes that matured. In 2024, 3M repaid $1.1 billion aggregate principal amount of fixed-rate notes that matured. In 2023, 3M repaid $1.2 billion and €600 million aggregate principal amount of fixed-rate notes that matured.

Note 13. Pension and Postretirement Benefit Plans

3M has company-sponsored retirement plans covering substantially all U.S. employees and many employees outside the United States. In total, 3M has over 70 defined benefit plans in 27 countries. Pension benefits associated with these plans generally are based on each participant's years of service, compensation, and age at retirement or termination. The primary U.S. defined-benefit pension plan was closed to new participants effective January 1, 2009. In December 2023, the Company committed to the future freeze of U.S. defined benefit pension benefits for non-union U.S. employees, effective December 31, 2028. The Company also provides certain postretirement health care and life insurance benefits for its U.S. employees who reach retirement age while employed by the Company and were employed by the Company prior to January 1, 2016. Most international employees and retirees are covered by government health care programs. The cost of company-provided postretirement health care plans for international employees is not material and is combined with U.S. amounts in the tables that follow.

The Company has made deposits for its defined benefit plans with independent trustees. Trust funds and deposits with insurance companies are maintained to provide pension benefits to plan participants and their beneficiaries. There are no plan assets in the non-qualified plan due to its nature. For its U.S. postretirement health care benefit plan, the Company has set aside amounts at least equal to annual benefit payments with an independent trustee.

The Company also sponsors employee savings plans under Section 401(k) of the Internal Revenue Code. These plans are offered to substantially all U.S. employees. For eligible employees hired prior to January 1, 2009, employee 401(k) contributions of up to 5% of eligible compensation are matched in cash at rates of 45% or 60%, depending on the plan in which the employee participates. Employees hired on or after January 1, 2009, receive a cash match of 100% for employee 401(k) contributions of up to 5% of eligible compensation and receive an employer retirement income account cash contribution of 3% of the participant's total eligible compensation. All contributions are invested in a number of investment funds pursuant to employees' elections. 3M subsidiaries in various international countries also participate in defined contribution plans. The total employer contributions, including discontinued operations, related to these plans were as follows:

Total employer contributions (millions)	2025	2024	2023
U.S. defined contribution plans	$ 157	$ 172	$ 241
International defined contribution plans	86	87	108

The following tables include a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as well as a summary of the related amounts recognized in the Company's consolidated balance sheet as of December 31 of the respective years. 3M also has certain non-qualified unfunded pension and postretirement benefit plans, inclusive of plans related to supplement/excess benefits for employees impacted by particular relocations and other matters, that individually and in the aggregate are not significant and which are not included in the tables that follow. The obligations for these plans are included within other liabilities in the Company's consolidated balance sheet and aggregated to less than $30 million as of December 31, 2025 and 2024.

In connection with the completion of the April 1, 2024 separation of Solventum (see Note 2), approximately $2.7 billion of pension and postretirement benefit obligations and $2.4 billion of plan assets for certain pension and postretirement benefit plans, were transferred to Solventum, which is treated as a discontinued operation. These are reflected in the "Acquisitions/(Divestitures)" row in the table below. In addition, as discussed later in this Note 13, in 2024 3M transferred a portion of its U.S. pension payment obligations and related plan assets to an insurance company. Those transfers are included as settlements and applicable portion in actuarial gain in the tables below.

	Qualified and non-qualified pension benefits				Postretirement benefits	
	United States		International			
(Millions)	2025	2024	2025	2024	2025	2024
Change in benefit obligation						
Benefit obligation at beginning of year	$ 8,362	$ 13,498	$ 4,436	$ 5,571	$ 1,503	$ 1,897
Acquisitions/(divestitures)	—	(1,850)	(22)	(615)	—	(243)
Service cost	102	123	49	63	17	21
Interest cost	433	522	198	200	73	80
Participant contributions	—	—	6	7	—	—
Foreign exchange rate changes	—	—	402	(284)	3	(16)
Plan amendments	—	—	1	—	(144)	—
Actuarial (gain) loss	226	(721)	(178)	(198)	19	(112)
Benefit payments	(705)	(823)	(258)	(249)	(110)	(118)
Settlements, curtailments, special termination benefits and other	—	(2,387)	(19)	(59)	(5)	(6)
Benefit obligation at end of year	8,418	8,362	4,615	4,436	1,356	1,503
Change in plan assets						
Fair value of plan assets at beginning of year	7,498	12,348	5,397	6,341	761	980
Acquisitions/(divestitures)	—	(1,808)	—	(455)	—	(130)
Actual return on plan assets	781	99	82	38	59	21
Company contributions	67	69	65	71	13	14
Participant contributions	—	—	6	7	—	—
Foreign exchange rate changes	—	—	471	(299)	—	—
Benefit payments	(705)	(823)	(258)	(249)	(110)	(118)
Settlements, curtailments, special termination benefits and other	—	(2,387)	(23)	(57)	(5)	(6)
Fair value of plan assets at end of year	7,641	7,498	5,740	5,397	718	761
Funded status at end of year	$ (777)	$ (864)	$ 1,125	$ 961	$ (638)	$ (742)

	Qualified and non-qualified pension benefits				Postretirement benefits	
	United States		International			
(Millions)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Amounts recognized in the consolidated balance sheet						
Non-current assets	$ —	$ —	$ 1,406	$ 1,243	$ —	$ —
Accrued benefit cost						
Current liabilities	(40)	(50)	(14)	(13)	(11)	(12)
Non-current liabilities	(737)	(814)	(267)	(269)	(627)	(730)
Net amount recognized	$ (777)	$ (864)	$ 1,125	$ 961	$ (638)	$ (742)
Amounts recognized in accumulated other comprehensive income						
Net actuarial loss (gain)	$ 2,645	$ 2,922	$ 384	$ 347	$ 278	$ 279
Prior service cost (credit)	—	—	7	7	(222)	(94)
Ending balance	$ 2,645	$ 2,922	$ 391	$ 354	$ 56	$ 185

The pension accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation as of the measurement date and does not include an assumption about future compensation levels. The following table summarizes the total accumulated benefit obligations, the accumulated benefit obligations and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets, and the projected benefit obligation and fair value of plan assets for defined benefit pension plans with projected benefit obligation in excess of plan assets as of December 31:

| | Qualified and non-qualified pension plans | | | |
| | United States | | International | |
(Millions)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Accumulated benefit obligation	$ 8,231	$ 8,094	$ 4,486	$ 4,289
Plans with accumulated benefit obligation in excess of plan assets				
Accumulated benefit obligation	8,231	8,094	698	655
Fair value of plan assets	7,641	7,498	433	405
Plans with projected benefit obligation in excess of plan assets				
Projected benefit obligation	8,418	8,362	769	695
Fair value of plan assets	7,641	7,498	467	416

Components of Net Periodic Cost and Other Amounts Recognized in Other Comprehensive Income:

The service cost component of defined benefit net periodic benefit cost is recorded in cost of sales, selling, general and administrative expenses, and research, development and related expenses. As discussed in Note 7, the other components of net periodic benefit cost are reflected in other expense (income), net. Components of net periodic benefit cost and other supplemental information for the years ended December 31 follow:

| | Qualified and non-qualified pension benefits | | | | | | Postretirement benefits | | |
| | United States | | | International | | | | | |
(Millions)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net periodic benefit cost (benefit)									
Operating expense									
Service cost	$ 102	$ 123	$ 171	$ 49	$ 63	$ 76	$ 17	$ 21	$ 27
Non-operating expense									
Interest cost	433	522	662	198	200	225	73	80	87
Expected return on plan assets	(569)	(714)	(974)	(278)	(322)	(307)	(57)	(65)	(77)
Amortization of transition asset	—	—	—	—	2	2	—	—	—
Amortization of prior service benefit	—	(15)	(24)	1	1	2	(15)	(22)	(31)
Amortization of net actuarial loss	277	307	292	8	11	7	16	20	9
Settlements, curtailments, special termination benefits and other	14	821	(5)	2	1	3	1	1	—
Total non-operating expense (benefit)	155	921	(49)	(69)	(107)	(68)	18	14	(12)
Total net periodic benefit cost (benefit)	$ 257	$ 1,044	$ 122	$ (20)	$ (44)	$ 8	$ 35	$ 35	$ 15
Service cost - continuing operations	$ 102	$ 116	$ 139	$ 49	$ 58	$ 60	$ 17	$ 20	$ 23
Service cost - discontinued operations	—	7	32	—	5	16	—	1	4
Total service cost	102	123	171	49	63	76	17	21	27
Total non-operating expense (benefit) - continuing operations	155	921	(32)	(69)	(107)	(67)	18	14	(10)
Total non-operating expense (benefit) - discontinued operations	—	—	(17)	—	—	(1)	—	—	(2)
Total non-operating expense (benefit)	155	921	(49)	(69)	(107)	(68)	18	14	(12)
Total net periodic benefit cost (benefit) - continuing operations	257	1,037	107	(20)	(49)	(7)	35	34	13
Total net periodic benefit cost (benefit) - discontinued operations	—	7	15	—	5	15	—	1	2
Total net periodic benefit cost (benefit)	$ 257	$ 1,044	$ 122	$ (20)	$ (44)	$ 8	$ 35	$ 35	$ 15
Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss									
Amortization of transition asset	$ —	$ —	$ —	$ —	$ (2)	$ (2)	$ —	$ —	$ —
Prior service cost (benefit)	—	—	—	1	—	(1)	(144)	—	—
Amortization of prior service benefit	—	15	24	(1)	(1)	(2)	15	22	31
Net actuarial (gain) loss	14	(105)	495	21	85	166	17	(69)	100
Amortization of net actuarial loss	(277)	(307)	(292)	(8)	(11)	(7)	(16)	(20)	(9)
Foreign currency	—	—	—	26	(36)	3	—	2	—
Settlements, curtailments, special termination benefits and other	(14)	(821)	5	(2)	(1)	—	(1)	(1)	—
Total recognized in other comprehensive (income) loss	$ (277)	$ (1,218)	$ 232	$ 37	$ 34	$ 157	$ (129)	$ (66)	$ 122
Total recognized in net periodic benefit cost (benefit) and other comprehensive (income) loss	$ (20)	$ (174)	$ 354	$ 17	$ (10)	$ 165	$ (94)	$ (31)	$ 137

Major actuarial assumptions used in determining the benefit obligations and net periodic benefit (income) cost for the Company's significant benefit plans are presented in the following table as weighted averages:

	Qualified and non-qualified pension benefits						Postretirement benefits		
	United States			International					
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Assumptions used to determine benefit obligations as of December 31:									
Discount rate	**5.41 %**	5.64 %	4.98 %	**4.82 %**	4.44 %	3.99 %	**5.38 %**	5.68 %	5.06 %
Compensation rate increase	**3.77**	3.77	3.77	**2.90**	2.88	2.88	**N/A**	N/A	N/A
Assumptions used to determine net cost for years ended December 31:									
Discount rate - service cost	**5.75 %**	5.35 %	5.26 %	**3.73 %**	3.77 %	4.06 %	**5.75 %**	5.30 %	5.39 %
Discount rate - interest cost	**5.41**	5.21	5.11	**4.25**	4.06	4.39	**5.31**	5.23	5.25
Expected return on assets	**8.00**	7.63	7.50	**5.00**	5.31	4.61	**8.17**	7.85	7.58
Compensation rate increase	**3.77**	3.77	3.37	**2.88**	2.89	2.86	**N/A**	N/A	N/A

The Company provides a savings account-based postretirement health care benefit to eligible retirees in the U.S. The contributions provided by the Company to the health savings accounts previously increased 3% per year for employees who retired prior to January 1, 2016 and increase 1.5% for employees who retire on or after January 1, 2016. Therefore, the Company no longer has material exposure to health care cost inflation. In 2025, 3M modified this plan. Beginning in 2026, contributions provided by 3M to the health savings accounts will no longer be increased each year by a notional rate. The modification required remeasurement of the plan in the third quarter of 2025, resulting in a decrease of approximately $110 million in the non-current liability for pension and postretirement benefits (and corresponding decrease in accumulated comprehensive loss, before deferred taxes).

The Company determines the discount rate and related assumption used to measure plan liabilities as of the applicable measurement date for the pension and postretirement benefit plans. The annual measurement date is December 31, but certain events may require a remeasurement as of a particular date. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. Using this methodology, the Company determined discount rates for the U.S. pension plans and postretirement benefit plans as of December 31, 2025 as displayed in the table above. The primary reasons for the actuarial (gain)/loss impacting the benefit obligations of the plans for the periods presented were changes in discount rate. A decrease in the discount rate increases the Projected Benefit Obligation (PBO) while an increase in the rate decreases the PBO. As discussed further above, during 2025 certain events required remeasurement of a U.S. postretirement health care benefit plan.

The Company measures service cost and interest cost separately using the spot yield curve approach applied to each corresponding obligation. Service costs are determined based on duration-specific spot rates applied to the service cost cash flows. The interest cost calculation is determined by applying duration-specific spot rates to the year-by-year projected benefit payments. The spot yield curve approach does not affect the measurement of the total benefit obligations as the change in service and interest costs offset in the actuarial gains and losses recorded in other comprehensive income.

For the primary U.S. qualified pension plan, the Company's assumption for the expected return on plan assets was 8% in 2025. Projected returns are based primarily on broad, publicly traded equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. As of December 31, 2025, the Company's 2026 expected long-term rate of return on U.S. plan assets is 8%. The expected return assumption is based on the strategic asset allocation of the plan, long term capital market return expectations and expected performance from active investment management. The 2025 expected long-term rate of return is based on an initial asset allocation assumption of 18% global equities, 15% private equities, 58% fixed-income and private credit investments, and 9% absolute return investments independent of traditional performance benchmarks, along with positive returns from active investment management. Return on assets assumptions for international pension and other post-retirement benefit plans are calculated on a plan-by-plan basis using plan asset allocations and expected long-term rate of return assumptions.

The Society of Actuaries did not release an update to the Scale MP-2021 in 2024 or 2025.

In 2024, primarily in the second quarter, 3M recorded a non-cash pension settlement charge of approximately $808 million reflected in other expense (income), net as a result of transferring approximately $2.5 billion of its U.S. pension payment obligations and related plan assets to an insurance company. The pension risk transfer required remeasurement of the plan prior to the calculation of the settlement charge. The net impact of the pension risk transfer and the second quarter 2024 remeasurement was a decrease of approximately $220 million in the non-current liability for pensions (and corresponding decrease in accumulated comprehensive loss, before deferred taxes). Assumptions used for this remeasurement included discount rates determined using June 30, 2024 market conditions and calculated using the same methodology as discussed above. Using this methodology, the Company determined a discount rate of 5.43% for the U.S. pension plan as of June 30, 2024. The Company also reduced the expected return on assets assumption determined using June 30, 2024 market conditions and calculated using the same methodology as used at the annual measurement as of December 31, 2023. All other assumptions were consistent with the December 31, 2023 disclosures. This remeasurement impacted net periodic benefit cost for the remainder of 2024.

As of March 31, 2024, 3M transferred eligible U.S. Solventum employees and retirees to new U.S. defined benefit pension and postretirement plans with the same benefits of their current plans. The transfer required remeasurement of the plans prior to the calculation of this split. The net impact of the remeasurement was a decrease of approximately $70 million in the non-current liability for pension and postretirement benefits (and corresponding decrease in accumulated comprehensive loss, before deferred taxes). Assumptions used for this remeasurement included discount rates determined using March 31, 2024 market conditions and calculated using the same methodology as discussed above. All other assumptions were consistent with the December 31, 2023 disclosures. Using this methodology, the Company determined a discount rate of 5.22% for the U.S. pension plans and 5.19% for the U.S. postretirement benefit plans as of March 31, 2024, which were increases from the rates used as of December 31, 2023 in the table above. This remeasurement did not impact consolidated income for the three months ended March 31, 2024, but impacted net periodic benefit cost for the remainder of 2024. As of March 31, 2024, there were several small international pension plans remeasured for purposes of transferring Solventum employees to new pension plans, the impact of which was not material.

Company contributions to defined benefit pension and postretirement plans were as follows:

Total employer contributions (millions)	2025	2024
U.S. and international defined benefit pension plans	$ 132	$ 140
Postretirement defined benefit plans	13	14

In 2026, the Company expects to contribute an amount in the range of $100 million to $150 million of cash to its U.S. and international retirement plans. The Company does not have a required minimum cash pension contribution obligation for its U.S. plans in 2026. Future contributions will depend on market conditions, interest rates and other factors.

Future Pension and Postretirement Benefit Payments: The following table provides the estimated pension and postretirement benefit payments that are payable from the plans to participants.

(Millions)	Qualified and non-qualified pension benefits		Postretirement benefits
	United States	International	
2026 benefit payments	$ 699	$ 284	$ 126
2027 benefit payments	698	290	126
2028 benefit payments	698	301	125
2029 benefit payments	692	302	124
2030 benefit payments	683	313	124
Next five years	3,216	1,587	548

Plan Asset Management: 3M's investment strategy for its pension and postretirement plans is to manage the funds on a going-concern basis. The primary goal of the trust funds is to meet the obligations as required. The secondary goal is to earn the highest rate of return possible, without jeopardizing its primary goal, and without subjecting the Company to an undue amount of contribution risk. Fund returns are used to help finance present and future obligations to the extent possible within actuarially determined funding limits and tax-determined asset limits, thus reducing the potential need for additional contributions from 3M. The investment strategy has used long duration cash bonds and derivative instruments to offset a significant portion of the interest rate sensitivity of U.S. pension liabilities.

Normally, 3M does not buy or sell any of its own securities as a direct investment for its pension and other postretirement benefit funds. However, due to external investment management of the funds, the plans may indirectly buy, sell or hold 3M securities. The aggregate amount of 3M securities are not considered to be material relative to the aggregate fund percentages.

The discussion that follows references the fair value measurements of certain assets in terms of levels 1, 2 and 3. See Note 16 for descriptions of these levels. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

U.S. Pension Plans and Postretirement Benefit Plan Assets: In order to achieve the investment objectives in the U.S. pension plans and U.S. postretirement benefit plans, the investment policies include a target strategic asset allocation. The investment policies allow some tolerance around the target in recognition that market fluctuations and illiquidity of some investments may cause the allocation to a specific asset class to vary from the target allocation, potentially for long periods of time. Acceptable ranges have been designed to allow for deviation from strategic targets and to allow for the opportunity for tactical over- and under-weights. The portfolios will normally be rebalanced when the quarter-end asset allocation deviates from acceptable ranges. The allocation is reviewed regularly by the named fiduciary of the plans. Approximately 91% of the postretirement benefit plan assets are in a 401(h) account. The 401(h) account assets are in the same trust as the primary U.S. pension plan and invested with the same investment objectives as the primary U.S. pension plan.

International Pension Plans Assets: Outside the U.S., pension plan assets are typically managed by decentralized fiduciary committees. The disclosure below of asset categories is presented in aggregate for over 25 defined benefit plans in 18 countries; however, there is significant variation in asset allocation policy from country to country. Local regulations, local funding rules, and local financial and tax considerations are part of the funding and investment allocation process in each country. The Company provides standard funding and investment guidance to all international plans with more focused guidance to the larger plans. Each plan has its own strategic asset allocation. The asset allocations are reviewed periodically and rebalanced when necessary.

The fair values of the assets held by the U.S. pension, international pension, and postretirement benefit plans by asset class are as follows:

| | Fair value measurements using inputs considered as | | | | | | Investments measured at net asset value* | | Fair value at December 31, | |
| | Level 1 | | Level 2 | | Level 3 | | | | | |
Asset class (millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
U.S. pension plans										
Equities	$ 1,537	$ 1,318	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,537	$ 1,318
Fixed income and private credit	1,594	1,227	2,171	2,774	—	—	249	336	4,014	4,337
Private equity	—	—	—	—	—	13	1,062	1,179	1,062	1,192
Absolute return	—	—	—	7	1	—	602	563	603	570
Cash and cash equivalents	152	38	14	14	—	—	335	276	501	328
Total	$ 3,283	$ 2,583	$ 2,185	$ 2,795	$ 1	$ 13	$ 2,248	$ 2,354	$ 7,717	$ 7,745
Other items to reconcile to fair value of plan assets									(76)	(247)
Fair value of plan assets									$ 7,641	$ 7,498
International pension plans										
Equities	$ 223	$ 231	$ 118	$ 437	$ 1	$ 1	$ 2	$ 2	$ 344	$ 671
Fixed income and private credit	515	150	3,390	3,248	5	2	1	1	3,911	3,401
Private equity	—	—	24	21	2	1	782	736	808	758
Absolute return	—	5	43	44	532	503	108	112	683	664
Cash and cash equivalents	80	99	53	58	—	—	—	—	133	157
Total	$ 818	$ 485	$ 3,628	$ 3,808	$ 540	$ 507	$ 893	$ 851	$ 5,879	$ 5,651
Other items to reconcile to fair value of plan assets									(139)	(254)
Fair value of plan assets									$ 5,740	$ 5,397
Postretirement benefit plans										
Equities	$ 131	$ 122	$ —	$ —	$ —	$ —	$ —	$ —	$ 131	$ 122
Fixed income and private credit	201	129	185	305	—	—	21	31	407	465
Private equity	—	—	—	—	—	1	91	110	91	111
Absolute return	—	—	—	4	—	—	51	49	51	53
Cash and cash equivalents	14	7	1	1	—	—	29	26	44	34
Total	$ 346	$ 258	$ 186	$ 310	$ —	$ 1	$ 192	$ 216	$ 724	$ 785
Other items to reconcile to fair value of plan assets									(6)	(24)
Fair value of plan assets									$ 718	$ 761

* In accordance with ASC 820-10, certain investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities then divided by the number of units outstanding and is determined by the investment manager or custodian of the fund. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the fair value of plan assets.

Equities consist primarily of mandates in public equity securities managed to various public equity indices. Publicly traded equities are valued at the closing price reported in the active market in which the individual securities are traded.

Fixed income and private credit include U.S. government and government agencies securities, as well as certain domestic and foreign government securities from an international pension plan perspective; corporate bonds, debt securities and notes; private credit partnerships; asset backed securities; collateralized mortgage obligations; private placements; derivative investments; and obligations under repurchase arrangements. U.S. government and government agency and domestic and foreign government securities are valued at the closing price reported if traded on an active market in which the individual security is traded. Corporate bonds, debt securities and notes; asset backed securities; government securities not traded on an active market; and collateralized mortgage obligations are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flow approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks. Private placements are valued by the custodian using recognized pricing services and sources. Private credit partnership investments are valued at NAV as described above. Derivative instruments such as credit default swaps, interest rate swaps are valued by the custodian using closing market swap curves and market derived inputs. Futures are valued at the closing price reported in active market in which the derivative is traded. Repurchase obligations of $597 million and $51 million are net within level 2 investments in U.S. pension plans and Postretirement benefit plans, respectively, as of December 31, 2025. There were no repurchase obligations as of December 31, 2024.

Private equity funds consist of partnership interests in a variety of funds which are valued at NAV as described above. Real estate consists of property funds and REITS (Real Estate Investment Trusts). REITS are valued at NAV with published prices provided by the custodians.

Absolute return consists primarily of hedge funds, hedge fund of funds or other fund vehicles; insurance contracts and derivative instruments. Hedge funds are valued at NAV as described above. The other fund vehicles consist primarily of instruments that are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flow approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risk ratings. Insurance consists of insurance contracts, which are valued using cash surrender values which is the amount the plan would receive if the contract was cashed out at year end. Derivative instruments consist of various swaps and bond futures that are used to help manage risks and are valued by the custodian using closing market swap curves and market derived input.

Cash and cash equivalents primarily consist of collective short-term investment funds valued at NAV as described above, and cash.

Other items to reconcile to fair value of plan assets include, interest receivables, amounts due for securities sold, amounts payable for securities purchased, and interest payable. As of December 31, 2024 the net payable for international pension plans included a payable of $88 million to the Canadian Solventum pension.

The level 3 activity attributable to U.S. pension, international pension and postretirement plan assets was insignificant for the periods ended December 31, 2025 and 2024.

Note 14. Supplier Finance Program Obligations

Under supplier finance programs, 3M agrees to pay participating banks the stated amount of confirmed invoices from its designated suppliers on the original maturity dates of the invoices, generally within 90 days of the invoice date. 3M or the banks may terminate the agreements with advance notice. Separately, the banks may have arrangements with the suppliers that provide them the option to request early payment from the banks for invoices confirmed by 3M. 3M's outstanding balances of confirmed invoices in the programs as of December 31, 2025 and 2024 were each approximately $0.3 billion. These amounts are included within accounts payable on 3M's consolidated balance sheet. Activity in each of 2025 and 2024 included approximately $1.5 billion of invoices confirmed and $1.5 billion of invoices paid and other adjustments.

Note 15. Derivatives

The Company uses interest rate swaps, cross-currency swaps, and forward and option contracts to manage risks generally associated with foreign exchange rate and interest rate fluctuations. The information that follows explains the various types of derivatives and financial instruments used by 3M, how and why 3M uses such instruments, how such instruments are accounted for, and how such instruments impact 3M's financial position and performance.

Additional information with respect to derivatives is included elsewhere as follows:

- Impact on other comprehensive income of non-derivative hedging and derivative instruments is included in Note 8.
- Fair value of derivative instruments is included in Note 16.
- Derivatives and/or hedging instruments associated with the Company's long-term debt are also described in Note 12.

Cash Flow Hedges: For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Cash Flow Hedging - Foreign Currency Forward and Option Contracts: The Company may enter into foreign exchange forward and option contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. These transactions are designated as cash flow hedges. The settlement of these derivatives will result in reclassifications (from accumulated other comprehensive income) to earnings in the period during which the hedged transactions affect earnings. The maximum length of time over which 3M hedges its exposure to the variability in future cash flows of the forecasted transactions is 36 months.

Cash Flow Hedging — Interest Rate Contracts: The Company may use forward starting interest rate contracts and treasury rate lock contracts to hedge exposure to variability in cash flows from interest payments on forecasted debt issuances. The amortization of gains and losses on forward starting interest rate swaps is included in the table further below as part of the amounts reclassified from accumulated other comprehensive income into income.

The amount of pre-tax gain (loss) recognized in other comprehensive income (loss) related to derivative instruments designated as cash flow hedges is follows:

(Millions)	Pretax gain (loss) recognized in other comprehensive income (loss) on derivatives		
	2025	2024	2023
Foreign currency forward/option contracts	$ (77)	$ 128	$ 81

Fair Value Hedges: For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivatives as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

Fair Value Hedging - Interest Rate Swaps: The Company manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the Company may enter into interest rate swaps. Under these arrangements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The mark-to-market of these fair value hedges is recorded as gains or losses in interest expense and is offset by the gain or loss of the underlying debt instrument, which also is recorded in interest expense.

As further discussed in Note 12, during 2025, 3M terminated fixed-to-floating interest rate swaps that were entered into in 2021, returning $800 million of notes due in 2049 and 2050 to fixed-rate debt.

The following amounts were recorded on the consolidated balance sheet related to cumulative basis adjustments for active fair value hedges, as well as remaining amounts for discontinued fair value hedges:

Location on the consolidated balance sheet (millions)	Carrying value of the hedged (and formerly hedged) liabilities		Cumulative amount of fair value hedging adjustment included in carrying value of hedged liabilities for			
			Active hedges		Discontinued hedges	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Long-term debt	$ 959	$ 924	$ —	$ (81)	$ (44)	$ 2

Net Investment Hedges: The Company may use derivative and non-derivative (foreign currency denominated debt) instruments to hedge portions of the Company's investment in foreign subsidiaries and manage foreign exchange risk. For instruments that are designated and qualify as hedges of net investments in foreign operations and that meet the effectiveness requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in cumulative translation within other comprehensive income. The remainder of the change in value of such instruments is recorded in earnings. Recognition in earnings of amounts previously recorded in cumulative translation is limited to circumstances such as complete or substantially complete liquidation of the net investment in the hedged foreign operation. To the extent foreign currency denominated debt is not designated in or is de-designated from a net investment hedge relationship, changes in value of that portion of foreign currency denominated debt due to exchange rate changes are recorded in earnings through their maturity date.

During 2025, 3M entered into foreign currency forward contracts, collared foreign currency forward contracts and cross-currency swaps with a gross notional value at inception of $3.7 billion designated in hedges of portions of its net investment in international subsidiaries.

The gross notional amount of foreign exchange forward/option contracts and cross-currency swaps designated in net investment hedges is included in the totals within the "Location, Fair Value, and Gross Notional Amounts of Derivative Instruments" table further below. In addition, at December 31, 2025, 3M had a principal amount of long-term debt instruments designated in net investment hedges totaling €1.8 billion.

The amount of gain (loss) excluded from effectiveness testing and recognized in income for instruments designated in net investment hedge relationships was not significant in each of 2025, 2024, and 2023. The amount of pre-tax gain (loss) recognized in other comprehensive income (loss) related to derivative and non-derivative instruments designated as net investment hedges are as follows.

(Millions)	Pretax gain (loss) recognized as cumulative translation within other comprehensive income (loss)		
	2025	2024	2023
Foreign currency denominated debt	$ (233)	$ 108	$ (86)
Foreign currency forward/option contracts and cross-currency swaps	(144)	(1)	(5)
Total	$ (377)	$ 107	$ (91)

Derivatives Not Designated as Hedging Instruments: Derivatives not designated as hedging instruments include de-designated foreign currency forward and option contracts that formerly were designated in cash flow hedging relationships. 3M may de-designate a cash flow hedge before the forecasted transaction occurs if the forecasted transaction is no longer probable, if the hedge is no longer expected to be highly effective in offsetting changes in the cash flows of the forecasted transaction, or in certain other circumstances. In addition, 3M enters into foreign currency contracts that are not designated in hedging relationships to offset changes in the value of various non-functional currency denominated items including certain intercompany financing balances. These derivative instruments are not designated in hedging relationships; therefore, fair value gains and losses on these contracts are recorded in earnings. The Company does not hold or issue derivative financial instruments for trading purposes.

Location on Statement of Income and Impact of Cash Flow and Fair Value Derivative Instruments and Derivatives Not Designated as Hedging Instruments:

(Millions)	Location and amount of gain (loss) recognized in income					
	Cost of sales			Other expense (income), net		
	2025	2024	2023	2025	2024	2023
Total consolidated financial statement line item amount	$ 14,991	$ 14,447	$ 14,983	$ 416	$ 3	$ 582
Pre-tax amounts recognized in income related to derivative instruments						
Information regarding cash flow and fair value hedging relationships:						
(Gain) or loss on cash flow hedging relationships:						
Foreign currency forward/option contracts:						
Amount of (gain) or loss reclassified from accumulated other comprehensive income (loss) into income[a]	(36)	(87)	(152)	—	—	—
Interest rate contracts:						
Amount of (gain) or loss reclassified from accumulated other comprehensive income (loss) into income	—	—	—	8	9	9
(Gain) or loss on fair value hedging relationships:						
Interest rate swaps:						
Hedged items	—	—	—	81	6	15
Derivatives designated as hedging instruments	—	—	—	(81)	(6)	(15)
Information regarding derivatives not designated as hedging instruments:						
(Gain) or loss on derivatives not designated as hedging instruments:						
Foreign currency forward/option contracts	(46)	9	9	(94)	22	(21)

(a) For periods prior to the April 1, 2024 separation of Solventum, these include certain insignificant amounts attributable to discontinued operations.

Location, Fair Value, and Gross Notional Amounts of Derivative Instruments: The following tables summarize the fair value of 3M's derivative instruments, excluding non-derivative instruments used as hedging instruments, and their location in the consolidated balance sheet. Notional amounts below are presented at period end foreign exchange rates, except for certain interest rate swaps and foreign currency forward/option contracts, which are presented using the foreign exchange rate at inception.

(Millions)	Gross notional Amount December 31, 2025	2024	Location	Assets Fair value amount December 31, 2025	2024	Location	Liabilities Fair value amount December 31, 2025	2024
Derivatives designated as hedging instruments								
Foreign currency forward/option contracts and cross-currency swaps	$ 1,842	$ 1,382	Other current assets	$ 23	$ 61	Other current liabilities	$ 35	$ 6
Foreign currency forward/option contracts and cross-currency swaps	8,194	4,746	Other assets	161	78	Other liabilities	289	65
Interest rate contracts	—	800	Other assets	—	—	Other liabilities	—	81
Total derivatives designated as hedging instruments				184	139		324	152
Derivatives not designated as hedging instruments								
Foreign currency forward/option contracts	2,188	2,217	Other current assets	8	3	Other current liabilities	6	13
Total derivative instruments				$ 192	$ 142		$ 330	$ 165

Credit Risk and Offsetting of Assets and Liabilities of Derivative Instruments: The Company is exposed to credit loss in the event of nonperformance by counterparties in derivative contracts. However, the Company's risk is limited to the fair value of the instruments. The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties. 3M enters into master netting arrangements with counterparties when possible to mitigate credit risk in derivative transactions. A master netting arrangement may allow each counterparty to net settle amounts owed between a 3M entity and the counterparty as a result of multiple, separate derivative transactions. The Company does not anticipate nonperformance by any of these counterparties.

3M has elected to present the fair value of derivative assets and liabilities within the Company's consolidated balance sheet on a gross basis even when derivative transactions are subject to master netting arrangements and may otherwise qualify for net presentation. However, the following tables provide information as if the Company had to offset the asset and liability balances of derivative instruments, netted in accordance with various criteria in the event of default or termination as stipulated by the terms of netting arrangements with each of the counterparties. For each counterparty, if netted, the Company would offset the asset and liability balances of all derivatives at the end of the reporting period based on the 3M entity that is a party to the transactions. Derivatives not subject to master netting agreements are not eligible for net presentation. For the periods presented, 3M has not received cash collateral from derivative counterparties.

Offsetting of Financial Assets under Master Netting Agreements with Derivative Counterparties

(Millions)	Gross Amount of Derivative Assets Presented in the Consolidated Balance Sheet December 31, 2025	2024	Gross Amount of Eligible Offsetting Recognized Derivative Liabilities December 31, 2025	2024	Net Amount of Derivative Assets December 31, 2025	2024
Derivatives subject to master netting agreements	192	142	175	64	17	78

Offsetting of Financial Liabilities under Master Netting Agreements with Derivative Counterparties

(Millions)	Gross Amount of Derivative Liabilities Presented in the Consolidated Balance Sheet December 31, 2025	2024	Gross Amount of Eligible Offsetting Recognized Derivative Assets December 31, 2025	2024	Net Amount of Derivative Liabilities December 31, 2025	2024
Derivatives subject to master netting agreements	330	165	175	64	155	101

Currency Effects: 3M estimates that year-on-year foreign currency transaction effects, impacted pre-tax income (loss) from continuing operations approximately as follows. These estimates include transaction gains and losses, including derivative instruments designed to reduce foreign currency exchange rate risks.

(Millions)	2025	2024	2023
Year-on-year change in pre-tax income (loss) from foreign currency transactions	$ (59)	$ (34)	$ 40

Note 16. Fair Value Measurements

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis: For 3M, assets and liabilities that are measured at fair value on a recurring basis primarily relate to available-for-sale marketable securities, Solventum common stock and derivative instruments. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities. Separately, there were no material fair value measurements with respect to nonfinancial assets or liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis for 2025 and 2024.

3M uses various valuation techniques, which are primarily based upon the market and income approaches, with respect to financial assets and liabilities. Following is a description of the valuation methodologies used for the respective financial assets and liabilities measured at fair value.

- *Available-for-sale marketable securities — except certain U.S. municipal securities:* Marketable securities, except certain U.S. municipal securities, are valued utilizing multiple sources. A weighted average price is used for these securities. Market prices are obtained for these securities from a variety of industry standard data providers, security master files from large financial institutions, and other third-party sources. These multiple prices are used as inputs into a distribution-curve-based algorithm to determine the daily fair value to be used. 3M classifies U.S. government and treasury securities as level 1, while all other marketable securities (excluding certain U.S. municipal securities) are classified as level 2. Marketable securities are discussed further in Note 11.

- *Available-for-sale marketable securities —certain U.S. municipal securities only*: 3M holds municipal securities with several cities in the United States as of December 31, 2025. Due to the nature of these securities, the valuation method references the carrying value of the corresponding finance lease obligation, and as such, will be classified as level 3 securities separately.

- *Solventum common stock:* Solventum Corporation common stock is carried at stock prices that are readily available from active markets and are representative of fair value. 3M classifies this investment as Level 1.

- *Derivative instruments*: The Company's derivative assets and liabilities within the scope of ASC 815, *Derivatives and Hedging*, are required to be recorded at fair value. The Company's derivatives that are recorded at fair value include foreign currency forward and option contracts, cross-currency swaps, and interest rate swaps. Net investment hedges that use foreign currency denominated debt to hedge 3M's net investment are not impacted by the fair value measurement standard under ASC 820, as the debt used as the hedging instrument is marked to a value with respect to changes in spot foreign currency exchange rates and not with respect to other factors that may impact fair value.

  3M has determined that foreign currency forward and option contracts, cross-currency swaps, and interest rate swaps will be considered level 2 measurements. 3M uses inputs other than quoted prices that are observable for the asset. These inputs include foreign currency exchange rates, volatilities, and interest rates. Derivative positions are primarily valued using standard calculations/models that use as their basis readily observable market parameters. Industry standard data providers are 3M's primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes and a net present value stream of cash flows model.

The following table provides information by level for material assets and liabilities that are measured at fair value on a recurring basis at December 31, 2025 and 2024.

	Fair value at		Fair value measurements using inputs considered as					
			Level 1		Level 2		Level 3	
(Millions)	2025	2024	2025	2024	2025	2024	2025	2024
Assets:								
Available-for-sale marketable securities:								
Corporate debt	**$ 302**	$ 850	**$ —**	$ —	**$ 302**	$ 850	**$ —**	$ —
Commercial paper	**191**	658	**—**	—	**191**	658	**—**	—
U.S. government and treasury securities	**53**	407	**53**	407	**—**	—	**—**	—
Asset backed securities and certificates of/time deposits	**148**	209	**—**	—	**148**	209	**—**	—
U.S. municipal securities	**16**	20	**—**	—	**—**	—	**16**	20
Solventum common stock [(a)]	**2,026**	2,270	**2,026**	2,270	**—**	—	**—**	—
Derivative instruments — assets:								
Foreign currency forward/option contracts and cross-currency swaps	**192**	142	**—**	—	**192**	142	**—**	—
Liabilities:								
Derivative instruments — liabilities:								
Foreign currency forward/option contracts and cross-currency swaps	**330**	84	**—**	—	**330**	84	**—**	—
Interest rate contracts	**—**	81	**—**	—	**—**	81	**—**	—

(a) Solventum common stock is reflected within other current assets and other assets on 3M's Consolidated Balance Sheet as of December 31, 2025 and 2024, respectively.

The Company had no material activity with level 3 assets and liabilities during the periods presented.

In addition, the plan assets of 3M's pension and postretirement benefit plans are measured at fair value on a recurring basis (at least annually). Refer to Note 13.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis: Disclosures are required for certain assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis in periods subsequent to initial recognition. For 3M, such measurements of fair value relate primarily to indefinite-lived and long-lived asset impairments, goodwill impairments, and adjustment in carrying value of equity securities for which the measurement alternative of cost less impairment plus or minus observable price changes is used. For the periods presented, other than the below, 3M had no material measurements at fair value on a nonrecurring basis of applicable assets or liabilities.

In 2025, 3M's precision grinding and finishing business was classified as held for sale and written down to its fair value less costs to sell. Fair value was determined based upon terms of the underlying agreement entered into to sell the business. The disposal group continues to be similarly valued until the close of the transaction. See Note 4 for additional information on the disposal group.

Fair Value of Financial Instruments: The Company's financial instruments include cash and cash equivalents, marketable securities, accounts receivable, certain investments, notes receivable, accounts payable, borrowings, and derivative contracts. The fair values of cash equivalents, accounts receivable, accounts payable, and short-term borrowings and current portion of long-term debt approximated carrying values because of the short-term nature of these instruments. The fair value of long-term notes receivable approximates the carrying value. Available-for-sale marketable securities, Solventum common stock and derivative instruments are recorded at fair values as indicated in the preceding disclosures, in addition to certain investments. To estimate fair values (classified as level 2) for its long-term debt, the Company utilized third-party quotes, which are derived all or in part from model prices, external sources, market prices, or the third-party's internal records. Information with respect to the carrying amounts and estimated fair values of these financial instruments follow:

	December 31, 2025		December 31, 2024	
(Millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding current portion	**$ 10,932**	**$ 9,889**	$ 11,125	$ 9,856

The fair values reflected in the sections above consider the terms of the related debt absent the impacts of derivative/hedging activity. The carrying amount of long-term debt referenced above is impacted by certain fixed-to-floating interest rate swaps that are designated as fair value hedges and by foreign exchange rates on non-U.S. dollar denominated debt.

Note 17. Commitments and Contingencies

Legal Proceedings: The Company and some of its subsidiaries are involved in numerous claims and lawsuits and regulatory proceedings worldwide. These claims, lawsuits and proceedings relate to matters including, but not limited to, commercial; products liability (involving products that the Company now or formerly manufactured and sold); securities and corporate governance; antitrust and competition; intellectual property; environmental, health and safety; tax; employment and employee benefits; the Foreign Corrupt Practices Act (FCPA) and other anti-bribery and anti-corruption laws; international import and export requirements and trade sanctions compliance; laws and regulations that apply to industries served by the Company, including the False Claims Act, anti-kickback laws, and the Sunshine Act; and other matters. Unless otherwise stated, the Company is vigorously defending all such litigation and proceedings. From time to time, the Company also receives subpoenas, investigative demands or requests for information from various government agencies in the United States and foreign countries. The Company generally responds in a cooperative, thorough and timely manner. These responses sometimes require time and effort and can result in considerable costs being incurred by the Company. Such requests can also lead to the assertion of claims or the commencement of administrative, civil, or criminal legal proceedings against the Company and others, as well as to settlements. The Company also from time to time becomes aware of certain writs of summons, pre-suit claims, demands or other preliminary or informal assertions of claims or potential future claims that may proceed in the United States or in foreign countries. In response, the Company or its subsidiaries may engage in respect of such matters where it believes it would be appropriate to work towards a negotiated resolution of such matters. Any determination that the Company's operations or activities are not, or were not, in compliance with applicable laws or regulations could result in the imposition of fines, civil or criminal penalties, and equitable remedies, including disgorgement, suspension or debarment, or injunctive relief. The outcomes of legal proceedings and regulatory matters are often difficult to predict, and they could have a material adverse effect on the Company, its consolidated financial position, results of operations, and cash flows.

Process for Disclosure and Recording of Liabilities Related to Legal Proceedings: Many lawsuits and claims involve highly complex issues relating to causation, scientific evidence, and alleged actual damages, all of which are subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The categories of legal proceedings in which the Company is involved may include multiple lawsuits and claims, may be spread across multiple jurisdictions and courts which may handle the lawsuits and claims differently, may involve numerous and different types of plaintiffs, raising claims and legal theories based on specific allegations that may not apply to other matters, and may seek substantial compensatory and, in some cases, punitive, damages. These and other factors contribute to the complexity of these lawsuits and claims and make it difficult for the Company to predict outcomes and make reasonable estimates of any resulting losses. The Company's ability to predict outcomes and make reasonable estimates of potential losses is further influenced by the fact that a resolution of one or more matters within a category of legal proceedings may impact the resolution of other matters in that category in terms of timing, amount of liability, or both.

When making determinations about recording liabilities related to legal proceedings, the Company complies with the requirements of ASC 450, Contingencies, and related guidance, and records liabilities in those instances where it can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range, the Company records as an accrual in its financial statements the most likely estimate of the loss, or the low end of the range if there is no one best estimate. The Company either discloses the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. The Company discloses significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if the Company believes there is at least a reasonable possibility that a loss may be incurred. Based on experience and developments, the Company reexamines its estimates of probable liabilities and associated expenses and receivables each period, and whether a loss previously determined to not be reasonably estimable and/or not probable is now able to be reasonably estimated or has become probable. Where appropriate, the Company makes additions to or adjustments of its reasonably estimated losses and/or accruals. As a result, the current accruals and/or estimates of loss and the estimates of the potential impact on the Company's consolidated financial position, results of operations and cash flows for the legal proceedings, and claims pending against the Company will likely change over time.

Because litigation is subject to inherent uncertainties, and unfavorable rulings or developments could occur, the Company may ultimately incur charges substantially in excess of presently recorded liabilities, including with respect to matters for which no accruals are currently recorded, because losses are not currently probable and reasonably estimable. Many of the matters described herein are at varying stages, seek an indeterminate amount of damages, or seek damages in amounts that the Company believes are not indicative of the ultimate losses that may be incurred. It is not uncommon for claims to be resolved over many years. As a matter progresses, the Company may receive information, through plaintiff demands, through discovery, in the form of reports of purported experts, or in the context of settlement or mediation discussions, that purport to quantify an amount of alleged damages, but with which the Company may not agree. Such information may or may not lead the Company to determine that it is able to make a reasonable estimate as to a probable loss or range of loss in connection with a matter. However, even when a loss or range of loss is not probable and reasonably estimable, developments in, or the ultimate resolution of, a matter could be material to the Company and could have a material adverse effect on the Company, its consolidated financial position, results of operations, and cash flows. In addition, future adverse rulings or developments, or settlements in, one or more matters could result in future changes to determinations of probable and reasonably estimable losses in other matters.

Process for Disclosure and Recording of Insurance Receivables Related to Legal Proceedings: The Company estimates insurance receivables based on an analysis of the terms of its numerous policies, including their exclusions, pertinent case law interpreting comparable policies, its experience with similar claims, and assessment of the nature of the claim and remaining coverage, and records an amount it has concluded is recognizable and expects to receive in light of the loss recovery and/or gain contingency models under ASC 450, ASC 610-30, and related guidance. For those insured legal proceedings where the Company has recorded an accrued liability in its financial statements, the Company also records receivables for the amount of insurance that it concludes as recognizable from the Company's insurance program. For those insured matters where the Company has not recorded an accrued liability because the liability is not probable or the amount of the liability is not estimable, or both, but where the Company has incurred an expense in defending itself, the Company records receivables for the amount of insurance that it concludes as recognizable for the expense incurred.

Impact of Solventum Spin-Off: On April 1, 2024, the Company completed the planned spin-off of its Health Care business as an independent company known as Solventum. Concurrent with the spin-off, the Company and Solventum entered into various agreements, including transition agreements and a separation and distribution agreement that, among other things, identified the assets to be transferred, the liabilities to be assumed, indemnification and defense obligations, and the contracts to be transferred to Solventum and 3M as part of the spin-off.

The following sections first describe the significant legal proceedings in which the Company is involved and then describe the liabilities and associated insurance recoveries the Company has recorded relating to its significant legal proceedings.

Respirator Mask/Asbestos Litigation: As of December 31, 2025, the Company is a named defendant, with multiple co-defendants, in numerous lawsuits in various courts that purport to represent approximately 3,700 individual claimants, compared to approximately 3,500 individual claimants with actions pending as of December 31, 2024.

The vast majority of the lawsuits and claims resolved by and currently pending against the Company allege use of some of the Company's mask and respirator products and seek damages from the Company and other defendants for alleged personal injury from workplace exposures to asbestos, silica, coal mine dust or other occupational dusts found in products manufactured by other defendants or generally in the workplace. A minority of the lawsuits and claims resolved by and currently pending against the Company generally allege personal injury from occupational exposure to asbestos from products previously manufactured by the Company, which are often unspecified, as well as products manufactured by other defendants, or occasionally at Company premises.

The Company's current volume of new and pending matters is substantially lower than it experienced at the peak of filings in 2003. The number of claims alleging more serious injuries, including mesothelioma, other malignancies, and black lung disease, is expected to represent a greater percentage of total claims than in the past. Over the past twenty plus years, the Company has prevailed in nineteen of the twenty cases tried to a jury.

The Company has demonstrated in these past trial proceedings that its respiratory protection products are effective as claimed when used in the intended manner and in the intended circumstances. Consequently, the Company believes that claimants are unable to establish that their medical conditions, even if significant, are attributable to the Company's respiratory protection products. Nonetheless, the Company's litigation experience indicates that claims of persons alleging more serious injuries, including mesothelioma, other malignancies, and black lung disease, are costlier to litigate and resolve than the claims of unimpaired persons, and it therefore believes the average cost of resolving pending and future claims on a per-claim basis will continue to be higher than it experienced in prior periods when the vast majority of claims were asserted by medically unimpaired claimants.

As previously reported, the State of West Virginia, through its Attorney General, filed a complaint in 2003 against the Company and two other manufacturers of respiratory protection products in the Circuit Court of Lincoln County, West Virginia, and amended its complaint in 2005. The amended complaint seeks substantial, but unspecified, compensatory damages primarily for reimbursement of the costs allegedly incurred by the State for workers' compensation and healthcare benefits provided to all workers with occupational pneumoconiosis and unspecified punitive damages. In October 2019, the court granted the State's motion to sever its unfair trade practices claim, which seeks civil penalties of up to $5,000 per violation under the state's Consumer Credit Protection Act relating to statements that the State contends were misleading about 3M's 8710 respirators, which were last sold by the Company in 1998 in the United States. An initial bench trial began in January 2025 and remains ongoing with periodic trial days. The issues presented during the bench trial include the statute of limitations, the period available for any penalties under the West Virginia Consumer Protection Act, and the State's claims that the 8710 respirators did not perform as advertised. Following resolution by the court of the issues presented during the initial bench trial, the amount, if any, of any civil penalties upon a finding of liability against the Company would be determined through subsequent trial proceedings at an unspecified future date. An expert witness retained by the State has estimated that 3M sold over five million respirators into the state during the relevant time period, and the State alleges that each respirator sold constitutes a separate violation under the Act. 3M disputes the expert's estimates and the State's position regarding what constitutes a separate violation of the Act. 3M has asserted various additional defenses, including that the Company's marketing did not violate the Act at any time, and that the State's claims are barred under the applicable statute of limitations. No liability has been recorded for any portion of this matter because the Company believes that liability is not probable and reasonably estimable at this time. In addition, the Company is not able to estimate a possible loss or range of loss due to open factual and legal questions.

On December 22, 2025, the State of West Virginia, through its Attorney General, filed a complaint in the Circuit Court of Kanawha County, West Virginia against the Company alleging violations of the West Virginia's Consumer Credit and Protection Act in connection with 3M's 8210 respirators. On December 23, 2025, 3M removed the case to federal court. The case is in its initial stages.

Respirator Mask/Asbestos Liabilities

The Company regularly conducts a comprehensive legal review of its respirator mask/asbestos liabilities. The Company reviews recent and historical claims data, including without limitation, (i) the number of pending claims filed against the Company, (ii) the nature and mix of those claims (i.e., the proportion of claims asserting usage of the Company's mask or respirator products and alleging exposure to each of asbestos, silica, coal or other occupational dusts, and claims pleading use of asbestos-containing products allegedly manufactured by the Company), (iii) the costs to defend and resolve pending claims, and (iv) trends in filing rates and in costs to defend and resolve claims (collectively, the "Claims Data"). As part of its comprehensive legal review, the Company regularly provides the Claims Data to a third party with expertise in determining the impact of Claims Data on future filing trends and costs. The third party assists the Company in estimating the costs to defend and resolve pending and future claims. The Company uses this analysis to develop its estimate of probable liability.

Developments may occur that could affect the Company's estimate of its liabilities. These developments include, but are not limited to, significant changes in (i) the key assumptions underlying the Company's accrual, including the number of future claims, the nature and mix of those claims, and the average cost of defending and resolving claims and in maintaining trial readiness (ii) trial and appellate outcomes, (iii) the law and procedure applicable to these claims, and (iv) the financial viability of other co-defendants and insurers.

As a result of its review of its respirator mask/asbestos liabilities, of pending and expected lawsuits and of the cost of resolving claims of persons who claim more serious injuries, including mesothelioma, other malignancies, and black lung disease, the Company adjusts its associated accrual. As of December 31, 2025 and December 31, 2024, the Company's accruals for respirator mask/asbestos liabilities and defense costs (excluding Aearo) were $473 million and $523 million, respectively. This accrual represents the Company's estimate of probable loss and reflects an estimation period for future claims that may be filed against the Company approaching the year 2050. The Company cannot estimate the amount or upper end of the range of amounts by which the liability may exceed the accrual the Company has established because of (i) the inherent difficulty in projecting the number of claims that have not yet been asserted or the time period in which future claims may be asserted, (ii) the fact that complaints nearly always assert claims against multiple defendants where the damages alleged are typically not attributed to individual defendants so that a defendant's share of liability may turn on the law of joint and several liability, which can vary by state, (iii) the multiple factors described above that the Company considers in estimating its liabilities, and (iv) the several possible developments described above that may occur that could affect the Company's estimate of liabilities.

Respirator Mask/Asbestos Litigation — Aearo Technologies: On April 1, 2008, a subsidiary of the Company acquired the stock of Aearo Holding Corp., the parent of Aearo Technologies ("Aearo"). Aearo manufactured and sold various products, including personal protection equipment, such as eye, ear, head, face, fall and certain respiratory protection products. Aearo and/or other companies that previously owned and operated Aearo's respirator business (American Optical Corporation, Warner-Lambert LLC, AO Corp. and Cabot Corporation ("Cabot")) are named defendants, with multiple co-defendants, including the Company, in numerous lawsuits in various courts in which plaintiffs allege use of mask and respirator products and seek damages from Aearo and other defendants for alleged personal injury from workplace exposures to asbestos, silica-related, coal mine dust, or other occupational dusts found in products manufactured by other defendants or generally in the workplace.

As of December 31, 2025, the Company, through its Aearo subsidiary, had recorded accruals of $59 million for product liabilities and defense costs related to current and future Aearo-related asbestos, silica-related and coal mine dust claims. Responsibility for legal costs, as well as for settlements and judgments, is shared in an informal arrangement among Aearo, Cabot, American Optical Corporation and a subsidiary of Warner Lambert and their respective insurers (the "Payor Group"). Liability is allocated among the parties based on the number of years each company sold respiratory products under the "AO Safety" brand and/or owned the AO Safety Division of American Optical Corporation and the alleged years of exposure of the individual plaintiff. Aearo's share of the contingent liability is further limited by an agreement entered into between Aearo and Cabot on July 11, 1995. This agreement provides that, so long as Aearo pays to Cabot a quarterly fee of $100,000, Cabot will retain responsibility and liability for, and indemnify Aearo against, any product liability claims involving exposure to asbestos, silica, or silica products for respirators sold prior to July 11, 1995. Because of the difficulty in determining how long a particular respirator remains in the stream of commerce after being sold, Aearo and Cabot have applied the agreement to claims arising out of the alleged use of respirators involving exposure to asbestos, silica or silica products prior to January 1, 1997. With these arrangements in place, Aearo's potential liability is limited to exposures alleged to have arisen from the use of respirators involving exposure to asbestos, silica, or silica products on or after January 1, 1997. To date, Aearo has elected to pay the quarterly fee. Aearo could potentially be exposed to additional claims for some part of the pre-July 11, 1995, period covered by its agreement with Cabot if Aearo elects to discontinue its participation in this arrangement, or if Cabot is no longer able to meet its obligations in these matters.

Developments may occur that could affect the estimate of Aearo's liabilities. These developments include, but are not limited to: (i) significant changes in the number of future claims, (ii) significant changes in the average cost of resolving claims, (iii) significant changes in the legal costs of defending these claims, (iv) significant changes in the mix and nature of claims received, (v) trial and appellate outcomes, (vi) significant changes in the law and procedure applicable to these claims, (vii) significant changes in the liability allocation among the co-defendants, (viii) the financial viability of members of the Payor Group including exhaustion of available insurance coverage limits, and/or (ix) a determination that the interpretation of the contractual obligations on which Aearo has estimated its share of liability is inaccurate. The Company cannot determine the impact of these potential developments on its current estimate of Aearo's share of liability for these existing and future claims. If any of the developments described above were to occur, the actual amount of these liabilities for existing and future claims could be significantly larger than the amount accrued. Because of the inherent difficulty in projecting the number of claims that have not yet been asserted, the complexity of allocating responsibility for future claims among the Payor Group, and the several possible developments that may occur that could affect the estimate of Aearo's liabilities, the Company cannot estimate the amount or range of amounts by which Aearo's liability may exceed the accrual the Company has established.

Environmental Matters and Litigation: The Company's operations are subject to environmental laws and regulations including those pertaining to air emissions, wastewater discharges, toxic or hazardous substances, and the handling and disposal of solid and hazardous wastes, which are enforceable by national, state, and local authorities around the world, and many for which private parties in the United States and abroad may have related rights of action. These laws and regulations can form the basis of, under certain circumstances, claims for the investigation and remediation of contamination, for capital investment in pollution control equipment, for restoration of and/or compensation for damages to natural resources, and for personal injury and property damages. The Company has incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations, defending personal injury, natural resource and property damage claims, and modifying its business operations in light of its environmental responsibilities. In its effort to satisfy its environmental responsibilities and comply with environmental laws and regulations, the Company has established, and periodically updates, policies relating to environmental standards of performance for its operations worldwide.

Under certain environmental laws, including the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") and similar state laws, the Company may be jointly and severally liable, sometimes with other potentially responsible parties, for the costs of investigation and remediation of environmental contamination at current or former facilities and at off-site locations where hazardous substances have been released or disposed of. The Company has identified numerous locations, many of which are in the United States, at which it may have some liability for remediation of contamination under applicable environmental laws. Please refer to the section entitled "*Environmental Liabilities*" that follows for information on the amount of the accrual for such liabilities.

Environmental Matters

As previously reported, the Company has been voluntarily cooperating with ongoing reviews by local, state, federal (primarily the U.S. Environmental Protection Agency ("EPA")), and international agencies of possible environmental and health effects of various perfluorinated compounds, including perfluorooctanoate ("PFOA"), perfluorooctane sulfonate ("PFOS"), perfluorohexane sulfonic acid ("PFHxS"), perfluorobutane sulfonate ("PFBS"), hexafluoropropylene oxide dimer acid ("HFPO-DA") and other per- and polyfluoroalkyl substances (collectively, "PFAS").

As a result of a phase-out decision in May 2000, the Company no longer manufactures certain PFAS compounds including PFOA, PFOS, PFHxS, and their precursor compounds. The Company ceased manufacturing and using the vast majority of those compounds within approximately two years of the phase-out announcement and ceased all manufacturing and the last significant use of those compounds by the end of 2008.

3M announced in December 2022 it would take two further actions with respect to PFAS: exiting all PFAS manufacturing by the end of 2025 and working to discontinue the use of PFAS across its product portfolio by the end of 2025. 3M completed its exit of PFAS manufacturing at the end of 2025. 3M will continue to take actions to address PFAS manufactured prior to the exit. For example, the Company's water treatment assets at facilities that manufactured PFAS will continue to treat PFAS from historical manufacturing activities and remediate residual PFAS in waste streams from the Company's operations. 3M also will continue to work through the disposition of its assets and its interests in manufacturing facilities, which may include dismantling, cleaning and repurposing, and other dispositions of facilities or equipment. 3M remains in ongoing discussions with customers, government authorities, and other stakeholders and interested parties about customer agreements and the Company's interests in assets and facilities, which may be owned or leased from other parties that have interests and rights related to those facilities.

As also noted, 3M has been working to discontinue the use of PFAS across its product portfolio and has made substantial progress in eliminating such use in the Company's products. With respect to PFAS-containing products not manufactured by 3M in the Company's supply chains, the Company continues to evaluate the availability and feasibility of adopting and incorporating third-party products into its product portfolio that do not contain PFAS. Depending on the availability and feasibility of such third-party products not containing PFAS, the Company continues to evaluate circumstances in which the use of PFAS-containing products manufactured by third parties and used in certain applications in 3M's product portfolios will continue beyond the end of 2025. Examples of PFAS-containing third-party products include lithium ion batteries, printed circuit boards, certain seals and gaskets, and other products widely used in commerce across a variety of industries, and in some cases required by regulatory or industry standards. In certain cases, sales and use of products manufactured before the end of 2025, and sales of products through customer transitions to new products, regulatory approvals, or customer re-certifications or re-qualifications of substitutes or replacements to eliminate the use of PFAS, were not completed by the end of 2025 and transitional efforts are ongoing.

PFAS Regulatory and Legislative Activity

Regulatory and legislative activities concerning PFAS continue to accelerate in the United States, Europe and elsewhere, and before certain international bodies. These activities include gathering exposure and use information, risk assessment activities, and increasingly stringent restrictions on various uses of PFAS in products and on PFAS in manufacturing emissions and environmental media, in some cases moving towards presently non-detectable limits for certain PFAS compounds. Regulatory limits for PFAS in emissions and in environmental media such as soil and water (including drinking water) are being set at increasingly low levels. Global regulations also appear to be increasingly focused on a broader group of PFAS, including PFAS compounds manufactured by 3M prior to its 2025 exit from PFAS manufacturing, third-party supplied materials containing PFAS used in current 3M products, or compounds found in wastewater and other environmental media associated with 3M's legacy production processes. Finally, in certain jurisdictions, legislation is being considered that, if enacted, might authorize the recovery from individuals or entities costs alleged to have been imposed on the jurisdiction's healthcare system, as well as related costs. If such activity continues, including as regulations become final and enforceable, 3M may incur material costs to comply with new regulatory requirements or as a result of regulation-related litigation or regulatory enforcement actions. Such regulatory changes may also have an impact on 3M's reputation and may also increase its costs and potential litigation exposure to the extent legal defenses rely on regulatory thresholds, or changes in regulation influence public perception. Given divergent and rapidly evolving regulatory drinking water and other environmental standards, there is currently significant uncertainty about the potential costs to industry and communities associated with remediation and control technologies that may be required.

Europe

In the European Union, recent regulatory activities have included various proposed and enacted restrictions of PFAS or certain PFAS compounds, including, among others, under the EU's Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"), the EU's Persistent Organic Pollutants ("POPs") Regulation, the EU's Food Contaminants Regulation and the EU's Water Drinking Directive. PFOA, PFOS and PFHxS (and their related compounds) are listed under several Annexes of the POPs Regulation, resulting in a ban in manufacture, placing on the market and use as well as some waste management requirements of these substances in EU Member States.

These substances have also been listed in the Stockholm Convention, which has been ratified by more than 180 countries and aims for global elimination of certain listed substances (with narrow exceptions). In February 2023, an EU-wide restriction on the manufacture, use, placing on the market and import of certain perfluoro carboxylic acids (C9-C14 PFCAs), which are PFAS substances, also went into effect. A proposal for the global restriction on production and use of long-chain PFCAs was adopted by the parties to the Stockholm Convention in May 2025, and will enter into force in most countries globally in late 2026. In September 2024, the EU adopted a restriction on certain uses of perfluorohexanoic acid ("PFHxA") and PFHxA-related substances, including in consumer goods and some uses of firefighting foams and concentrates.

In February 2023, the European Chemicals Agency published a proposal to restrict the manufacture, placing on the market, and use of PFAS under REACH, subject to certain proposed exceptions. Depending on the timing, scope, and obligations contained in any final restriction, PFAS manufacturers and manufacturers of PFAS-containing products including 3M could incur additional costs and potential exposures, including costs of having to discontinue or modify products, future compliance costs, possible litigation and/or enforcement actions. In addition, in April 2025, EU member states adopted a REACH amendment to restrict the manufacturing, use and placing on the market of all PFAS substances in Aqueous Film Forming Foam ("AFFF"). There is a general 5-year transition plan, with shorter and longer transitional periods for certain uses. This amendment entered into force in October 2025.

Effective January 2023, the EU Food Contaminants Regulation targeting four PFAS (PFOS, PFOA, perfluorononanoic acid ("PFNA"), and PFHxS) in foodstuff (eggs and animal derived meat) prohibits the sale in all member states of foods containing levels of these chemicals exceeding certain regulatory thresholds. This change may impact 3M, but any such impact is unknown at this time.

The EU regulates PFAS in drinking water via a Drinking Water Directive, which includes a limit of 0.1 micrograms per liter (μg/l) (or 0.1 parts per billion (ppb)) for a sum of 20 PFAS in drinking water. January 2023 was the deadline for Member States to implement the Directive. A majority of Member States have implemented the EU Directive. Some Member States, including Germany, adopted more restrictive limits for certain PFAS substances. These new standards may have an impact on remedial obligations and liabilities, though such impact is unknown at this time.

Government interactions related to PFAS manufacturing in Gendorf

Dyneon and the predecessor operators of the Gendorf, Germany facility commissioned a voluntary feasibility study by an independent soil consultant. The study discusses the feasibility of various options to treat PFOA in soil and groundwater as well as associated costs and the environmental impact of such treatment or disposal. The study has been shared with the competent authority. An expert body advising the competent authority in the county provided feedback on the feasibility study and identified several additional recommended steps, including certain immediate measures and additional soil and groundwater investigations, and the competent authority has indicated that it is likely to adopt at least some of the recommended steps. As a result of this process, Dyneon has agreed to sponsor environmental studies related to the potential establishment of a landfill to dispose of PFOA-impacted soil, and a local authority has indicated that Dyneon should contribute to the financing of that landfill.

In July and August 2025, Dyneon was served with orders requiring it to plan a hydraulic barrier to capture a PFOA plume in groundwater originating from the Dyneon site and assess measures to remediate the impact of PFOA in and around the site. In August and September 2025 Dyneon filed appeals of the orders, suspending the enforceability of the orders pending a decision on Dyneon's appeals. Dyneon continues to engage with the competent authorities about potential remedial actions related to the Gendorf facility that may be required in the future.

PFAS manufacturing in Zwijndrecht:

3M Belgium, a subsidiary of the Company, owns and operates a facility in Zwijndrecht, Antwerp, Belgium that formerly manufactured various PFAS containing products. All PFAS manufacturing was completed and discontinued at the Zwijndrecht facility in 2024 as part of the Company's previously-announced global exit of all PFAS manufacturing by the end of 2025.

3M Belgium has been working with the Public Flemish Waste Agency ("OVAM") for several years to investigate and remediate PFAS contamination at and near the Zwijndrecht facility. In connection with a ring road construction project (the Oosterweel Project) in Antwerp that involves extensive soil work, an investigative committee with judicial investigatory powers was formed in June 2021 by the Flemish Parliament to investigate PFAS found in the soil and groundwater near the Zwijndrecht facility. At various points, the Flemish Parliament, the Minister of the Environment, and regulatory authorities initiated investigations and demands for information related to the release of PFAS from the Zwijndrecht facility. 3M Belgium has cooperated with the authorities with respect to the investigations and information requests and is working with the authorities on an ongoing basis.

In August 2024, the province of Antwerp approved 3M Belgium's latest application for modifying its water discharge permit related to certain PFAS parameters. Following an appeal against the permit by a local non-profit organization, in March 2025, the Flemish Government confirmed the permit. The Flemish Government's confirmation was judicially appealed by a Belgian non-profit organization. 3M Belgium cannot predict the outcome of such judicial appeal and is therefore unable to assess whether the current Zwijndrecht wastewater treatment system, or currently conceived additional treatment technology, will be able to meet the ultimately determined permit limits with respect to ongoing non-PFAS manufacturing at the Zwijndrecht facility. It is possible that the outcome of the appeal or future permit amendments will alter discharge limits and will require additional actions to reduce legacy sources of PFAS or that the wastewater treatment system there will be unable to meet future discharge limits. If 3M Belgium is unable to meet the eventual discharge limits, such development could have a significant adverse impact on 3M Belgium's normal operations and the Company's businesses that receive products and other materials from the Zwijndrecht facility, some of which may not be available or in similar quantities from other 3M facilities, which could in turn impact these businesses' ability to fulfill supply obligations to their customers.

Soil remediation and environmental law compliance:

Flemish government actions and Remediation Agreement. As previously disclosed, following the issuance of a notice of default from the Flemish Region alleging violations of environmental laws and seeking PFAS-related action and compensation, in July 2022, 3M Belgium and the Flemish Government announced an agreement (the "Remediation Agreement") in connection with the Zwijndrecht facility. Pursuant to the Remediation Agreement, 3M Belgium, among other things, committed an aggregate of €571 million, including enhancements to site discharge control technologies, support for qualifying local commercial farmers impacted by restrictions on sale of agricultural products, ongoing off-site descriptive soil investigation, amounts to address certain identified priority remedial actions (which may include supporting additional actions as required under the Flemish Soil Decree), funds to be used by the Flemish Government in its sole discretion in connection with PFAS emissions from the Zwijndrecht facility, and support for the Oosterweel Project in cash and support services. The agreement contains certain provisions ending litigation and providing certain releases of liability for 3M Belgium, while recognizing that the Flemish Government retains its authority to act in the future to protect its citizenry, as specified in the agreement. In connection with these actions, the Company recorded a pre-tax charge of approximately $500 million in the first half of 2022.

Soil/groundwater remediation. Consistent with Flemish environmental law, descriptive soil investigations ("DSIs") have been carried out to assess areas of potential PFAS contamination that may require remediation. An accredited third-party soil remediation expert has conducted these DSIs. 3M Belgium has submitted all previously required DSIs. In the fourth quarter of 2025, OVAM required that 3M Belgium submit an additional DSI relating to ultra-short chain PFAS by June 2026.

Further, as previously disclosed, the accredited third-party soil remediation expert has prepared multiple remedial action plans (RAPs) that have been approved by OVAM, the competent authority, and implementation activities are underway. 3M Belgium has also submitted additional required RAPs, which OVAM deemed to be not in conformity with the Flemish Soil Decree and will require additional analysis. OVAM provided extensions of time for 3M Belgium to revise and re-submit each RAP it found to be non-conforming. 3M Belgium representatives continue to have discussions with the relevant authorities regarding further soil remedial actions and related groundwater actions in connection with the Flemish Soil Decree.

Changes to Flemish Soil Decree. In December 2022, the Flemish Cabinet took steps to implement an executive action (the "Site Decision") designed to expand 3M Belgium's remedial obligations around the Zwijndrecht site. 3M Belgium filed a legal challenge seeking to annul the Site Decision. In March 2025, the Council of State affirmed 3M Belgium's petition and annulled the Site Decision in its entirety.

In July 2023, the Flemish government approved another executive action establishing a temporary action framework setting soil and groundwater values for evaluation of remediation of PFAS. In December 2023, 3M Belgium filed a legal challenge seeking to annul the temporary action framework.

Following the Flemish Government's June 2025 announcement of the intent to withdraw the temporary action framework, in September 2025, the Flemish Government formally adopted and then published the withdrawal triggering a 60 day period in which an appeal could be filed. In January 2026, 3M learned that one or more NGOs have appealed the withdrawal. 3M Belgium is unable to predict the ultimate outcome of this regulatory review process and any changes to existing standards could impose additional financial and remedial obligations on 3M Belgium depending on the standards ultimately adopted.

In May 2024, the Flemish government adopted legislation expanding the authority of OVAM to require financial security for remediation work and giving it the ability to impose a percentage of the cost of remediating river sediment on various parties while requiring financial assurance for such work. OVAM has not yet required such financial security from 3M Belgium or imposed such costs on 3M Belgium. These actions potentially could create presently undetermined additional financial obligations for 3M Belgium.

Pending or potential litigation and investigations outside the United States

Litigation.

Belgium. As of December 31, 2025, a total of eighteen actions against 3M Belgium are pending in Belgian civil courts. 3M Belgium has also received pre-litigation notices from individuals and entities in Belgium indicating potential claims. The pending cases include claims by individuals, municipalities, and other entities for alleged soil and wastewater or rainwater contamination with PFAS, nuisance, tort liability, personal injury and for an environmental injunction.

While most of the actions are in early stages, one of the actions resulted in an award of provisional damages of 500 euros to each of four family members who live near the Zwijndrecht site. Approximately 1,400 individuals have petitioned to intervene in a second "follow-on action" primarily alleging nuisance claims. The Belgian court has not yet determined that the interventions will be permitted. A hearing in the case is scheduled to take place in February 2026.

In December 2023, 3M Belgium, 3M Company, and several additional 3M entities were named in a lawsuit identifying approximately 1,400 individuals as plaintiffs, which suit is separate from the above-referenced "follow-on action." The suit involves claims for defective products, liability for unlawful acts, and alleges liability of 3M entities as directors and/or shareholders of 3M Belgium, among other claims. At an introductory hearing in November 2024, the case was stayed with no new deadlines established.

In June 2024, Lantis, an entity involved in the Oosterweel project, filed a lawsuit against 3M Belgium seeking damages related to soil storage costs and other alleged claims. The parties previously engaged in mediation regarding the dispute that did not resolve the claims at that time. In November 2025 the parties resolved a claim with respect to which Lantis had reserved its rights. The litigation will proceed with regard to other claims, according to a briefing schedule set by the court, with all pre-hearing submissions to be completed by November 2026.

Investigations. As previously disclosed, the Company is aware that criminal complaints have been filed against 3M Belgium with an Antwerp investigatory judge alleging 3M Belgium unlawfully abandoned waste in violation of its environmental care obligations, among other allegations. Certain additional parties reportedly joined the complaints. 3M Belgium has not been served with any such complaints. 3M Belgium has been cooperating with the investigation.

The Netherlands. In May 2023, the government of the Netherlands sent 3M Belgium a notice of liability stating that it holds 3M Belgium liable for damages related to alleged PFAS contamination in the Netherlands. The notice purports to identify claims by the Dutch government and references potential damages to other parties. 3M Belgium has met with representatives of the Dutch government to discuss the notice as well as with parties whose interests the Dutch government may also represent.

Certain private groups in the Netherlands have indicated that they may bring legal claims on behalf of one or more parties for purported damages allegedly caused by PFAS. In December 2024, a lawsuit was filed in a Dutch court by the Dutch Fishermen's Association acting on behalf of an individual fisherman, naming 3M Belgium and 3M Company as defendants. The lawsuit generally alleges that PFAS from 3M Belgium's Zwijndrecht facility impacted certain aspects of the Dutch fishing industry and seeks damages arising from that alleged contamination.

Germany. In July 2025, Dyneon received pre-litigation notices from two cities in Germany, as well as a private citizen, requesting payment for alleged costs incurred/expected from handling PFAS impacted soil during construction works.

Canada. In December 2023, a putative class action was filed in the British Columbia Supreme Court on behalf of Canadians alleging personal injuries from exposure to AFFF.

In June 2024, the province of British Columbia, Canada, filed a putative class action in the British Columbia Supreme Court purportedly on behalf of all provincial and territorial governments in Canada, including all municipalities and other local governments responsible for drinking water systems, alleging contamination of drinking water and other natural resources by PFAS-containing products, including AFFF.

In July 2024, a putative class action was filed in the Quebec Superior Court on behalf of public water suppliers and private well owners in Quebec alleging contamination of drinking water by PFAS-containing products, including AFFF.

In August 2024 and August 2025, putative class actions were filed in the Manitoba Court of King's Bench and British Columbia Supreme Court on behalf of Indian bands in Canada alleging contamination of drinking water and other natural resources by PFAS-containing products, including AFFF.

In August and September 2024, putative class actions were filed in the Ontario Superior Court and British Columbia Supreme Court on behalf of all private well owners in Canada alleging contamination of drinking water by PFAS-containing products, including AFFF. In August 2025, plaintiffs filed a motion to discontinue the Ontario action.

In September 2024, a putative nationwide consumer class action was filed in the British Columbia Supreme Court on behalf of all persons who purchased carpeting treated with PFAS-containing products before January 1, 2020.

In September 2024, the Canadian Department of Transport filed a third-party contribution and indemnification action in connection with a pending putative class action filed in British Columbia Supreme Court in April 2024, alleging property contamination from AFFF as a result of firefighting training at the Abbotsford International Airport.

In November 2025, the Canadian Department of Transport filed a third-party contribution and indemnification action in connection with a pending putative class action filed in Newfoundland Supreme Court in May 2025, alleging property contamination from AFFF as a result of firefighting training at St. John's International Airport.

In March 2025, Environment and Climate Change Canada (ECCC) and Health Canada announced plans to add PFAS as toxic substances under the Canadian Environmental Protection Act (CEPA) and to enact a phased ban of certain PFAS in products. Depending on the timing, scope, and obligations contained in any final ban, PFAS manufacturers and manufacturers of products containing PFAS could incur additional costs and potential exposures, including costs of having to discontinue or modify products.

<u>Australia</u>. In May 2025, the New South Wales Environmental Protection Agency issued a Clean Up Notice requiring 3M Australia to investigate and clean up PFAS contamination at a site that 3M Australia formerly leased. 3M is working with the regulatory authority to address the Clean Up Notice.

The Company is aware of a writ of summons that was filed in Australia on behalf of individuals with connections to property that has been allegedly impacted by 3M PFAS products, however, the Company has not been served with any such summons. In November 2025, the Court extended the service period to June 8, 2026.

Regulation in the United States

Federal Activity

In the United States, in April 2025, the EPA announced "Major EPA Actions to Combat PFAS Contamination," including the designation of an agency lead for PFAS, the creation of effluent limitations guidelines (ELGs) for certain PFAS, and initiatives to engage with Congress and industry to establish a clear liability framework that includes "polluter pays" and "passive receiver" protection principles. 3M is evaluating the potential impact of this announcement.

The Company has previously discussed the evolving regulatory environment in the United States with respect to PFAS in past filings. Updates relevant to this reporting period are below.

With respect to drinking water, in April 2024, EPA announced final drinking water standards for five individual PFAS – PFOA (4 ppt), PFOS (4 ppt), PFHxS (10 ppt), PFNA (10 ppt), and HFPO-DA (10 ppt). EPA also set a drinking water standard for a combination of two or more of PFHxS, PFNA, HFPO-DA and PFBS in drinking water, which is based on a "hazard index" approach. Public drinking water suppliers in the United States have five years to meet the limits. Multiple petitions challenging the rule have been filed in the U.S. Court of Appeals for the District of Columbia Circuit. In May 2025, EPA announced that it would maintain the 4 ppt standards for PFOA and PFOS but rescind and reconsider the standards for PFHxS, PFNA, HFPO-DA and the hazard index standard for a combination of PFAS. In September 2025, EPA filed a motion asking the Court to vacate the standards for PFHxS, PFNA, HFPO-DA, and the hazard index standard and confirming that it intends to defend the standards for PFOA and PFOS.

In April 2024, EPA released its final rule listing PFOA and PFOS, and their salts and structural isomers, as CERCLA hazardous substances. Multiple industry groups have filed challenges to the rule in the U.S. Court of Appeals for the District of Columbia Circuit. In February 2025, EPA sought and was granted an abeyance of the proceedings to allow the new administration time to review the case. In September 2025, EPA confirmed it intends to defend the rule. Briefing has concluded and oral argument was held in January 2026.

As a result of the CERCLA designation of PFOA and PFOS, and to the extent EPA finalizes additional proposals related to PFAS, 3M may be required to undertake additional investigative and/or remediation activities, including where 3M conducts operations or where 3M has disposed of waste. 3M may also face additional litigation from other entities that have liability under CERCLA for claims seeking contribution for clean-up costs other entities may incur.

In February 2024, EPA proposed two rules under the Resource Conservation and Recovery Act ("RCRA"). One of the proposed rules would list nine PFAS (PFOA, PFOS, PFBS, Gen-X, PFHxA, PFHxS, PFNA, PFDA, and PFBA) and their salts and structural isomers as "hazardous constituents" under RCRA. The other proposed rule would expand the definition of hazardous waste subject to corrective action under RCRA. The Company submitted comments on both proposed rules.

In December 2024, as amended in January 2025, EPA published draft National Recommended Ambient Water Quality Criteria for the Protection of Human Health for PFOA, PFOS, and PFBS. These criteria, once finalized, may be used by states and tribes to establish water quality standards.

In October 2023, EPA published a final rule imposing reporting and recordkeeping requirements under TSCA for manufacturers or importers, including 3M, of certain PFAS in any year since January 2011. The rule requires manufacturers and importers to report certain data to EPA regarding each covered PFAS, including the following: chemical identity, total volumes, uses, byproducts, information about environmental and health effects, number of individuals exposed during manufacture, and the manner or method of disposal. This is a one-time reporting requirement covering in-scope activities over a 12-year look-back period from 2011-2022. In November 2025, EPA published a proposed rule modifying the scope of the reporting rule. The proposed rule incorporates several new exemptions from the reporting requirement and would tie the submission period to the effective date of the finalized revisions to the rule.

In August 2024, three states (New Jersey, New Mexico, and North Carolina) petitioned EPA to list PFOA, PFOS, PFNA, and HFPO-DA as hazardous air pollutants under Clean Air Act and to establish emission standards from source categories. EPA has 18 months to respond to the petition.

In December 2024, EPA proposed updates to its general industrial stormwater permit applicable to various industries, including chemical manufacturing. The updates include provisions that, if finalized, would require dischargers in those sectors and in jurisdictions where EPA is the permitting authority to monitor for certain PFAS in their stormwater discharges and report the results. Public comments on the proposed permit were due in May 2025.

In January 2025, EPA released a draft risk assessment for PFOA and PFOS in biosolids. The Company submitted comments in August 2025. If finalized, that risk assessment could inform future regulations on PFAS in wastewater and biosolids.

State Activity

Several state legislatures and state agencies have been evaluating or have taken various regulatory actions related to PFAS in the environment, including proposing or finalizing cleanup standards for PFAS in soil and water, groundwater standards, surface water standards, and/or drinking water standards for PFOS, PFOA, and other PFAS. 3M has submitted various responsive comments to various of these proposals. Examples of state actions related to PFAS are discussed below.

States with finalized drinking water standards for certain PFAS include Vermont, New Jersey, New York, New Hampshire, Michigan, Massachusetts, Pennsylvania, and Wisconsin. Several states, including California, Connecticut, Maine, New York, Ohio, Pennsylvania, and Vermont have started processes to adopt EPA's federal drinking water standards for PFAS into state rules. Delaware, Idaho, Rhode Island, and North Carolina previously began those processes.

In April 2021, 3M filed a lawsuit against the Michigan Department of Environment, Great Lakes, and Energy ("EGLE") to invalidate the drinking water standards EGLE promulgated under an accelerated timeline. In November 2022, the court granted 3M's motion for summary judgment and invalidated EGLE's rule based on its failure to properly consider relevant costs. The court stayed the effect of its decision pending appeal. EGLE appealed the decision in December 2022. In August 2023, the Michigan Court of Appeals upheld the lower court's decision that EGLE's rule was invalid. EGLE appealed that ruling to the Michigan Supreme Court. In March 2025, the Michigan Supreme Court vacated the decision of the Court of Appeals and remanded the case for resolution of certain questions not previously addressed. In September 2025, the Court of Appeals again affirmed the lower court's decision. In October 2025, EGLE again filed an application for leave to appeal with the Michigan Supreme Court. 3M filed its response in December 2025.

Multiple states have also been evaluating or have taken actions relating to PFOA, PFOS and other PFAS compounds in products. As discussed in previous disclosures, Maine, Minnesota and New Mexico have enacted laws that include broad PFAS prohibition and reporting obligations. In addition, multiple other states, including Colorado, California, Connecticut, Hawaii, Illinois, Maryland, Massachusetts, Nevada, New York, Oregon, Rhode Island, Vermont, and Washington, have enacted restrictions on PFAS in certain categories of products, including textiles, children's products, cosmetics, fire fighter personal protective equipment and food packaging products. In September 2025, the New Mexico Environment Department announced it intends to require labeling for all products containing intentionally added PFAS beginning January 1, 2027. 3M continues to evaluate the potential impact of these laws on its operations and products.

The Company cannot predict what additional regulatory or legislative actions in the United States, Europe and elsewhere arising from the foregoing or other proceedings and activities, if any, may be taken regarding such compounds or the consequences of any such actions to the Company, including to its operations and its products. Given divergent and rapidly evolving regulatory standards, there currently is significant uncertainty about the potential costs to industry and communities associated with remediation and control technologies that may be required.

Litigation Related to Historical PFAS Manufacturing Operations in Alabama

As previously reported, 3M has resolved numerous claims relating to PFAS contamination of properties and water supplies allegedly caused by 3M's Decatur, Alabama manufacturing facility. 3M continues to make payments pursuant to these resolutions. 3M will continue to address PFAS at certain other closed municipal sites at which the Company historically disposed waste and continue environmental characterization in the area. This work will complement an Interim Consent Order that 3M entered into with the Alabama Department of Environmental Management ("ADEM") in 2020 and includes sampling of environmental media, such as ground water, regarding the potential presence of PFAS at the 3M Decatur facility and legacy disposal sites, as well as supporting the execution of appropriate remedial actions.

In August 2022, Colbert County, Alabama, filed a lawsuit against 3M and several co-defendants alleging that discharge from operations in Decatur had contaminated the Tennessee River, from which the County draws its drinking water. The City of Muscle Shoals, Alabama filed a substantially similar lawsuit in February 2023. 3M removed both cases to federal court in August 2024, and the JPML transferred the cases to the AFFF MDL in December 2024. In April 2025, Colbert County and the City of Muscle Shoals filed a joint motion to remand the two cases to state court. 3M has responded to that motion, which remains pending.

Since December 2023, a number of personal injury actions have been filed against 3M and other defendants, alleging exposure to PFAS from defendants' operations in Decatur. 3M has removed these cases to federal court, where they were transferred to the AFFF MDL. Plaintiffs have filed motions to remand most of these cases back to state court.

State Attorneys General Litigation Related to PFAS

As previously reported, several state attorneys general have filed lawsuits against 3M and other defendants related to alleged PFAS contamination. A number of these lawsuits are now pending in the federal MDL in South Carolina regarding AFFF, described further below, and there are also multiple state attorneys general lawsuits that are proceeding outside the AFFF MDL. Several state attorneys general have also filed multiple lawsuits against 3M and other defendants. In general, preliminary judicial proceedings evaluate whether these lawsuits should proceed in state or federal court and inside the AFFF MDL or outside of the AFFF MDL. Cases at times are moved to the AFFF MDL or remanded to another venue, such as state court.

The lawsuits generally seek on a state-wide basis: injunctive relief, investigative and remedial work, compensatory damages, natural resource damages, consumer protection civil penalties, attorneys' fees, and, where available, punitive damages related to the states' response to PFAS contamination. Currently in the AFFF MDL, state attorneys general lawsuits have been brought against 3M on behalf of the people of the states of Alaska, Arizona, Arkansas, California, Connecticut, Delaware, Florida, Hawaii, Illinois, Indiana, Kentucky, Maine, Maryland, Massachusetts, Michigan, Mississippi, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Washington, and Wisconsin, as well as on behalf of the people of the District of Columbia and the territories of Guam, Puerto Rico, and the Northern Mariana Islands.

New Jersey. In March 2019, the New Jersey Attorney General filed two actions against 3M on behalf of New Jersey and certain of its departments regarding alleged PFAS discharges at two facilities: the Chambers Works facility in Salem County ("Chambers Works") and the Parlin facility in Middlesex County. Although 3M has never owned or operated either facility, New Jersey alleged that 3M supplied PFAS to the facilities, which was then discharged into the environment. In May 2025, 3M agreed to a proposed Judicial Consent Order with the State (the "New Jersey Settlement"). The New Jersey Settlement is subject to public notice and comment and court approval. If the court approves the Settlement, New Jersey and its departments would agree to dismiss with prejudice the two actions described above and the State's case against 3M pending in the AFFF MDL. In addition, the New Jersey Settlement resolved broader statewide PFAS claims that the State and its departments have, or may in the future have, against 3M, as more fully described in the proposed Judicial Consent Order. The New Jersey Settlement is not an admission of liability.

If the court approves the New Jersey Settlement and all conditions are met, 3M will pay the State up to $450 million. 3M recorded a pre-tax charge of $281 million in the second quarter of 2025 related to the New Jersey Settlement. The charge reflected the present value of the $400 million amount 3M expects to pay, discounted at an estimated 5.0% blended interest rate at time of proposed settlement. The New Jersey Settlement includes payments with a present value of $207 million for Chambers Works and other elements of the settlement beginning in 2026 over 8 years and payments with a present value of $74 million for existing and future PFAS-related claims by the State of New Jersey starting in 2030 and running through 2050. The actual amount that 3M will pay will be determined in part by how much 3M is ultimately obligated to pay under the PWS Settlement, as discussed elsewhere in this Note 17. 3M may also receive certain credits towards its payment obligations under the New Jersey Settlement based on other contingencies. The Court held a hearing on approval of the settlement on January 7, 2026. The Court will determine if further proceedings are necessary following the submission of certain additional information to the Court by the State.

Additional state attorneys general lawsuits that are proceeding outside the AFFF MDL are described below.

New Hampshire. In May 2019, the New Hampshire Attorney General filed a lawsuit in state court, which 3M removed to federal court. Following the federal court's remand of the case to state court, 3M filed an appeal, which the federal court of appeals denied in March 2025. The state court has set a Spring 2029 trial ready date.

Vermont. In June 2019, the Vermont Attorney General filed a lawsuit in state court, which 3M removed to federal court. In December 2025, the federal court held a hearing on the State's motion to remand the case to state court.

Illinois. In March 2022, the Illinois Attorney General filed a lawsuit in Illinois state court against 3M alleging contamination of the state's natural resources by PFAS compounds disposed of by, or discharged, or emitted from 3M's Cordova plant. The complaint requests monetary damages, injunctive relief, civil penalties, a testing program, and a public outreach and information sharing program. In August 2024, a federal court of appeals affirmed the order remanding the case to state court. In April 2025, the state court granted in part and denied in part a motion to dismiss filed by 3M. In July 2025, the state court entered a Case Management Order, setting the case for trial in September 2026. In October 2025, 3M re-removed the case to federal court. In November 2025, the federal court remanded the case back to state court. 3M appealed that decision to the federal court of appeals. In the interim, the case is proceeding in state court.

Maine. In March 2023, the Maine Attorney General filed a lawsuit in state court, which 3M removed to federal court. Following the federal court's remand of the case to state court, 3M filed an appeal, which the federal court of appeals granted in November 2025. In December 2025, the JPML clerk conditionally transferred the case to the AFFF MDL, which the State has opposed.

Maryland. In May 2023, the Maryland Attorney General filed a lawsuit in state court, which 3M removed to federal court. Following the federal court's remand of the case to state court, 3M filed an appeal, which the federal court of appeals granted in March 2025. The State filed a petition for review by the U.S. Supreme Court in October 2025.

South Carolina. In August 2023, the South Carolina Attorney General filed a lawsuit in state court, which 3M removed to the AFFF MDL. Following the MDL court's remand of the case to state court, 3M filed an appeal, which the federal court of appeals granted in March 2025. The State filed a petition for review by the U.S. Supreme Court in October 2025.

Connecticut. In January 2024, the Connecticut Attorney General filed a lawsuit in state court, which 3M removed to federal court. Following the federal court's remand of the case to state court, 3M filed an appeal. The federal court of appeals held a hearing on 3M's appeal in November 2025.

Texas. In December 2024, the Texas Attorney General filed a consumer-production lawsuit in state court, which 3M removed to federal court. Following the federal court's remand of the case to state court, 3M filed an application for leave to appeal, which the federal court of appeals denied in October 2025. In January 2026, 3M filed a motion to dismiss for lack of personal jurisdiction.

Oklahoma. In August 2025, the Oklahoma Attorney General filed a lawsuit in state court, which 3M removed to federal court. In December 2025, the JPML transferred the case to the AFFF MDL.

In addition, the Company is in discussions with several state attorneys general and agencies, responding to information and other requests, including entering into tolling agreements, relating to PFAS matters and exploring potential resolution of some of the matters raised.

Aqueous Film Forming Foam (AFFF) Litigation
As of January 2026, according to data compiled by the Judicial Panel on Multidistrict Litigation ("JPML"), there were approximately 15,200 cases related in whole or in part, to PFAS contamination or exposure allegedly caused by AFFF pending in a consolidated multi-district litigation ("MDL") in federal court in South Carolina. These cases are in addition to cases that have been filed in state and other federal courts which also allege such injuries or damages (along with purported unfiled personal injury claims). Many of the personal injury cases both inside and outside the MDL have included and continue to include multiple plaintiffs and, therefore, the number of plaintiffs who have asserted such claims is substantially higher than the number of cases noted above. With respect to cases filed outside the MDL, 3M continues, where possible, to seek the transfer of those matters into the MDL and the vast majority of the pending cases are being litigated in the MDL.

Claims in the MDL are asserted by individuals, public water systems, putative class members, state and territorial sovereigns, and other entities. Plaintiffs seek a variety of forms of relief in cases in the MDL, including, where applicable, damages for personal injury, property damage, water treatment costs, medical monitoring, natural resource damages, and punitive damages. 3M also continues to defend certain AFFF cases that remain in state court and is in discussions with pre-suit claimants for possible resolutions where appropriate. In general, preliminary judicial proceedings evaluate whether these lawsuits should proceed in the AFFF MDL or outside of the AFFF MDL, with some cases being moved to the AFFF MDL or remanded to another venue, such as state court.

AFFF MDL and Water System Cases

In December 2018, the JPML granted motions to transfer and consolidate all AFFF cases pending in federal courts to the U.S. District Court for the District of South Carolina to be managed in an MDL proceeding to centralize pre-trial proceedings. Over the past seven years, the parties in the MDL have conducted and are continuing to conduct ongoing master discovery and discovery regarding specific groups of cases, including public water suppliers, personal injury, and attorneys general cases, among other types of cases.

In September 2022, the court issued an order denying defendants' MDL-wide summary judgment motions on the government contractor defense, which defense can be presented to a jury at future trials.

In June 2023, 3M entered into a class-action settlement to resolve a wide range of drinking water claims by public water suppliers ("PWS") in the United States (the "PWS Settlement"), which was approved by the court in March 2024 and took effect in May 2024. Eligible class members are United States public water suppliers as defined in the PWS Settlement. The PWS Settlement provides that 3M does not admit any liability or wrongdoing and does not waive any defenses.

Following the PWS Settlement, a number of cases filed by PWS are still pending, including cases brought by water suppliers that did not qualify as eligible claimants and water suppliers that did not participate in the PWS settlement, which includes cases pending in both the MDL and various state courts.

3M will pay $10.5 billion to $12.5 billion in total to resolve the claims released by the PWS Settlement. 3M recorded a pre-tax charge of $10.3 billion in the second quarter of 2023. The charge reflected the present value (discounted at an estimated 5.2% interest rate at time of proposed settlement) of the expected $12.5 billion nominal value of 3M's payments under the PWS Settlement. The PWS Settlement, as amended to include payments to certain other water providers, calls for 3M to make payments from 2024 through 2036. The actual amounts that 3M will pay will be determined in part by the results of PFAS testing received by certain class members by the end of 2025. Those class members who seek compensation on the basis of such test results must submit those results to the Claims Administrator by no later than July 1, 2026.

In December 2023, the parties selected an initial set of 25 plaintiffs for potential personal injury bellwether cases. In March 2024, the Court issued an order establishing a process for addressing most personal injury claims for diseases not included in the initial set of 25 cases and four other diseases, which has resulted in the dismissal without prejudice of thousands of personal injury claims. The process includes a tolling provision for certain dismissed claims filed in or transferred to the MDL by April 24, 2024. In July 2024, the court selected 9 out of the 25 bellwether cases to undergo additional discovery, including expert discovery. In January 2025, the Court issued an order setting the first bellwether personal injury trial to begin on October 20, 2025. In May 2025, the Court decided that the trial would involve one or more of three kidney cancer plaintiffs. On June 20, 2025, the Court conducted a "Science Day" regarding liver and thyroid cancers. At the Court's direction, the parties continue to negotiate processes for bellwethers of certain other personal injury claims. The Court continues to encourage the parties to settle matters and 3M is participating in Court-ordered settlement discussions facilitated by a Court-appointed mediator. In August 2025, the Court entered an order vacating the schedule for the first bellwether trial that had been scheduled to begin in October 2025. Also in August 2025, the Court entered orders relating to the filing of personal injury cases in the MDL and requesting the transfer of certain types of cases, including cases involving firefighter turnout gear, to the MDL. Following those orders, thousands of additional plaintiffs filed claims in the AFFF MDL. The number of cases in the MDL has remained relatively stable since November 2025 according to the MDL panel's case counts. The orders require, among other obligations, that plaintiffs provide certain information regarding their claims, and the parties are reviewing the information submitted for compliance with the Court's orders. In December 2025, the JPML declined to transfer several turnout gear cases to the MDL.

In November 2024, the Court issued an order directing the parties to work together to develop a process to select sites allegedly contaminated with PFAS from AFFF use for the purpose of conducting focused product identification discovery. In April 2025 the Court entered a case management order proposed by the parties identifying 12 sites on which the parties then conducted product-identification discovery. The parties are engaged in discussions regarding next steps.

Other AFFF Cases

In June 2019, several subsidiaries of Valero Energy Corporation, an independent petroleum refiner, filed eight AFFF cases against 3M and other defendants, including DuPont/Chemours, National Foam, Buckeye Fire Equipment, and Kidde-Fenwal, in various state courts. Plaintiffs seek damages that allegedly have been or will be incurred in investigating and remediating PFAS contamination at their properties and replacing or disposing of AFFF products containing long-chain PFAS compounds. Two of these cases have been removed to federal court and transferred to the AFFF MDL, and one case was voluntarily dismissed. The five cases that remain pending in state courts are stayed by agreement of the parties.

The Company is aware of other AFFF suits outside the AFFF MDL in which the Company has been named as a defendant. 3M anticipates seeking to have most of these cases removed to federal court and transferred to the AFFF MDL; however, several cases are expected to remain pending in state courts, including two cases in Illinois state alleging harm caused by exposure to PFAS from AFFF as well as other chemicals, the first of which is set for trial in September 2026.

Other PFAS-related Product and Environmental Litigation
Numerous other PFAS-related suits naming 3M as a defendant have been filed outside the MDL in courts across the country. The Company anticipates seeking to have most of the cases that relate to AFFF removed to federal court and transferred to the MDL. However, some of the cases initially filed outside the MDL are likely to remain in state or federal courts outside the MDL.

Since 2017, 3M has been served with individual and putative class action complaints in various state and federal courts alleging, among other things, that 3M's customers' improper disposal of certain forms of PFAS resulted in the contamination of groundwater, surface water, or biosolids that were then land-applied. The plaintiffs in these cases generally allege that 3M failed to warn its customers or the plaintiffs themselves about the hazards of improper disposal of the product. They also generally allege that contaminated groundwater has caused various injuries, including personal injury, loss of use and enjoyment of their properties, diminished property values, investigation costs, and remediation costs. Several companies have been sued along with 3M, including, but not limited to, DuPont, Chemours, and various carpet, paper and textile manufacturers.

As described immediately below, some of these cases have been brought by drinking water providers that opted out of the PWS Settlement.

In Alabama, 3M, together with multiple co-defendants, are defending several court cases brought by municipal water utilities. The plaintiffs in four of these cases (Shelby/Talladega Counties, Five Star Water Supply District, City of Clanton WWSB, and Coosa Valley Water Supply District) are water utilities alleging that the discharge of PFAS chemicals has contaminated drinking water supplies of cities located downstream along the Coosa River in Alabama. 3M removed these cases to federal court. Plaintiffs moved to remand all of these cases to state court, but those motions have been denied without prejudice and all of the cases have been stayed pending the federal appeals court's ruling in the *Town of Pine Hill* appeal (discussed below). 3M has filed a tag-along notice with the JPML seeking to transfer three of these cases (Shelby/Talladega Counties, City of Clanton WWSB, and Coosa Valley Water Supply District) to the AFFF MDL, and the JPML clerk entered a conditional transfer order with respect to all three cases in December 2025, which plaintiffs opposed.

The City of Albertville, Alabama filed suit in Alabama state court for alleged contamination of the Tennessee River (upstream of 3M's Decatur facility) by a carpet manufacturer in Alabama. Defendants filed a joint motion to dismiss in May 2024. The Court dismissed plaintiff's private nuisance and trespass claims, but allowed remaining claims to proceed. 3M and the other supplier defendants filed their answers in October 2025. The Court has not yet entered a scheduling order, but fact discovery is in its initial stages and is ongoing.

The City of Mobile, Alabama filed suit in Alabama state court alleging that 3M and other defendants are responsible for PFAS contamination of the city's water supply resulting from PFAS released by a local landfill. In October 2024, the Court granted 3M's and several other defendants' motions to dismiss. Claims against one local defendant remain pending, which prevents the motion to dismiss ruling from becoming final.

The Town of Pine Hill, Alabama filed suit in Alabama state court alleging that PFAS discharges from paper mills currently owned by International Paper have contaminated its water supply. 3M removed the case to federal district court. In March 2025, the federal district court granted plaintiff's motion to remand the case to state court. 3M filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit, and the federal district court granted 3M's motion to stay the remand order. Briefing in the Eleventh Circuit was completed in August 2025. In June 2025, the state court ruled that it could proceed with discovery notwithstanding the federal district court's stay of the remand order. In July 2025, defendants filed a Petition for Writ of Mandamus in the Alabama Supreme Court challenging that state court ruling. Both the Eleventh Circuit appeal and the Writ of Mandamus before the Alabama Supreme Court have been fully briefed and remain pending.

The City of Irondale, Alabama filed suit alleging PFAS contamination of its water supply due to industrial discharges from several users of PFAS in different industries, including alleged customers of 3M. 3M removed the case to federal court and in August 2025, the plaintiffs' motion to remand was denied. In September 2025, and the case was stayed pending the Eleventh Circuit's decision in *Pine Hill*. 3M filed a tag-along notice with the JPML seeking to transfer this case to the AFFF MDL, and the JPML clerk entered a conditional transfer order in December 2025, which plaintiff opposed.

In May 2025, the City of Opelika, Alabama sued 3M and numerous other defendants alleging that releases by users of PFAS in carpet, textile, and paper manufacturing operations upstream of its drinking water intake have contaminated its water supply. 3M removed the case to federal court and has moved to transfer the case to the AFFF MDL. Plaintiff filed a motion to remand, and in September 2025, the case was stayed pending the Eleventh Circuit's decision in *Pine Hill*. The case was transferred to the AFFF MDL in October 2025.

In May 2025 the City of Foley, Alabama sued 3M and others alleging that releases by users of PFAS in local manufacturing operations contaminated groundwater used for drinking water supplies. 3M filed a Motion to Dismiss in July 2025. The court held a hearing in September 2025 on the motion to dismiss, but plaintiff has since amended its complaint. 3M moved to strike plaintiff's amended complaint in December 2025.

3M is also defending a mass action filed in Alabama in June 2024 by hundreds of individual customers of the Water Works and Sewer Board for the City of Gadsden, Alabama, alleging emotional distress and property damage related to PFAS contamination of their drinking water. 3M removed the case to federal court, where the case was proceeding through discovery. In December 2025, 3M filed a motion for judgment on the pleadings based on the expiration of the applicable statute of limitations prior to the filing of the complaint. The Court stayed discovery pending a ruling on 3M's motion and briefing on the motion is ongoing.

In Georgia, 3M, together with other defendants, is defending a putative class action in federal court, in which plaintiffs seek relief on behalf of a class of individual ratepayers in Summerville, Georgia who allege their water supply was contaminated by PFAS discharged from a textile mill. The City of Summerville intervened in the case and also brought claims against 3M and other defendants. Discovery is finished and briefing on dispositive motions concluded in July 2025. Trial is expected in 2026.

Another case currently pending in federal court in Georgia was brought by individuals asserting PFAS contamination by 3M and other defendants, seeks economic damages and injunctive relief on behalf of a putative class of Rome and Floyd County water subscribers. Class certification has been fully briefed, and the plaintiff's injunctive relief claims were recently dismissed. Plaintiff's claims for economic damages related to alleged increases in their water rates due to the presence of PFAS remain pending. Discovery was reopened in a limited fashion due to plaintiffs' request to investigate whether recent increases in water utility rates by the City of Rome was attributable to PFAS. Defendants filed a consolidated motion for summary judgment in December 2025. No trial date has been set.

In February 2024, two landowners in Gordon County, Georgia sued 3M and other defendants for alleged contamination of their properties from wastewater treatment sludge allegedly containing PFAS from nearby carpet manufacturing operations. One of 3M's co-defendants, the City of Calhoun, Georgia, filed a cross claim against 3M and other defendants alleging that biosolids from its wastewater treatment plant were contaminated with PFAS that has migrated into its water supply. In June 2024, a related lawsuit was filed on behalf of other property owners who allege that their properties are contaminated with PFAS due to runoff from the properties of the Gordon County landowners from the initial lawsuit. Motions to dismiss were denied, and discovery closed in December 2025. In January 2025, a private plaintiff filed a lawsuit against 3M and other defendants in Gordon County, Georgia alleging similar property contamination due to PFAS. All of these cases remain pending. Some of these cases are set for trial in December 2026 or January 2027.

In July 2024, the City of Lyerly, Georgia sued 3M and other defendants, alleging that discharges from local carpet mills contaminated the City's water supply. 3M's motion to dismiss was denied in March 2025 and discovery is underway.

In November 2024, Mohawk Industries, a carpet manufacturer, filed a lawsuit in Whitfield County, Georgia against 3M, DuPont, and Daikin alleging various counts of tort and contract liability, including fraud, related to sales of fluorochemicals. Motions to dismiss the case were denied. Discovery in the case is proceeding. Trial is currently set for March 2027.

In December 2024, Dalton Utilities, located in Dalton, Georgia, filed a suit against 3M and other defendants seeking clean-up costs under CERCLA and common law theories for alleged PFAS contamination related to the Dalton Land Application System, which is a nearly 10,000 acre field that has received carpet mill effluent pursuant to a Georgia Environmental Protection Division permit since the late 1980s. Briefing on motions to dismiss is complete, and a hearing was held in October, 2025. The parties are awaiting a ruling on those motions.

In December 2024, Murray County, Georgia filed suit against 3M and other defendants seeking clean-up costs for alleged PFAS contamination related to the Murray County landfill and other locations throughout the County. 3M filed a motion to dismiss, which was denied. Discovery in the case is proceeding.

In January 2025, Catoosa County, Georgia and Gordon County, Georgia filed substantively identical complaints alleging similar PFAS impacts as Murray County related to county-owned landfills. 3M filed motions to dismiss, which were denied. Discovery in the cases is proceeding.

In October 2025, Walker County, Georgia filed a substantively identical complaint alleging similar PFAS impacts as Murray, Catoosa, and Gordon Counties related to the Walker County landfill. 3M's response to the complaint is due in January 2026.

In July 2025, property owners in Gordon County and Murray County, Georgia, filed eight separate lawsuits against PFAS chemical manufacturers and carpet manufacturers alleging that the discharge of PFAS from various carpet manufacturer facilities contaminated their properties. Motions to dismiss these cases are currently pending.

In October 2025, property owners in Floyd County and Whitfield County, Georgia filed three separate lawsuits against PFAS chemical manufacturers and carpet manufacturers that are substantively identical to those filed by property owners in Gordon County and Murray County. 3M's response to these complaints is due in January 2026.

In February 2025, the City of Savannah, Georgia sued 3M and multiple other defendants, including carpet makers, alleging PFAS discharges upstream of its surface water drinking intake have contaminated its water supply. 3M removed the case to federal court, where plaintiff has filed a motion to remand. 3M filed a motion to transfer the case to the MDL, which was granted in June 2025. There are no current responsive pleading deadlines.

In April 2025, the City of Chatsworth, Georgia sued 3M and multiple other defendants, including carpet makers, alleging PFAS discharges have contaminated its water supply. 3M filed a motion to dismiss, which remains pending.

In April 2025, a private landowner and an environmental organization (Coosa River Basin Initiative) sued 3M and others, including carpet makers and Dalton Utilities, for property damages and injunctive relief related to the Dalton Utilities Land Application System. Dalton Utilities filed a motion to stay the case in favor of its pending action in the same district court, and briefing on that issue is ongoing. All other deadlines are stayed until the stay is decided. In September 2025, Plaintiffs filed a motion to consolidate this case with the putative class of Rome and Floyd County ratepayer class action discussed above, which is pending before the same judge. The motion remains pending.

In April 2025, private landowners in Chattooga County, Georgia sued 3M and multiple other defendants, including a textile mill, alleging that PFAS discharges to the Town of Trion, Georgia wastewater treatment plant made its way to sludge that was deposited on plaintiffs' properties via land application for years. In August 2025, the case was voluntarily dismissed. In September 2025, it was re-filed in Gwinnett County, Georgia. 3M has filed a motion to dismiss and briefing is underway.

In June 2025, private landowners in northwest Georgia filed three cases against 3M and other defendants alleging PFAS from nearby carpet making facilities has contaminated soil, water, and indoor dust at their properties. 3M has filed motions to dismiss and briefing on the motions is underway.

In June 2025, Walker County, Georgia and the City of Chickamauga, Georgia sued 3M and multiple other defendants, including carpet makers, alleging that the carpet manufacturers discharged PFAS into the public sewer system, which caused it to enter plaintiffs' drinking water. 3M has filed a motion to dismiss, which remains pending.

In September 2025, Dougherty County and Chattooga County Georgia filed a case against 3M in the Middle District of Georgia on behalf of a putative class of all governmental entities in Georgia who own or operate municipal landfills impacted by PFAS. 3M filed a motion to dismiss and briefing is underway.

In November 2025, the City of Fresno, California filed a case against 3M and multiple other defendants alleging that various industrial PFAS discharges contaminated the City's drinking water. 3M removed the case to federal court in December 2025. In January 2026, the clerk of the JPML issued a conditional order to transfer the case to the AFFF MDL, which the City has moved to vacate.

In Delaware, 3M, together with several co-defendants, has been defending one putative class action brought by individuals alleging PFAS contamination of their water supply resulting from the operations of local metal plating facilities. In August 2023, the court dismissed all but plaintiffs' negligence claim. In March 2025, the court granted 3M's motion for summary judgment as to the remaining claim.

In New Jersey, 3M, together with several co-defendants, is also defending numerous cases in federal court brought by individuals with private drinking water wells near certain DuPont and Solvay facilities that were allegedly supplied with PFAS by 3M. 3M settled for an immaterial amount with the plaintiffs in certain cases that sought property damages, and for those cases requiring court approval, such approval was granted in May 2025, and all such cases have been dismissed as to 3M. Plaintiffs in the remaining individual cases allege personal injuries to themselves or to their adult children. In addition, 3M and several other defendants were named in a complaint filed in New Jersey state court in May 2025 by individuals who resided near Solvay's facility and who allege personal injuries to themselves or to their children from PFAS exposure. 3M removed the case to federal court in August 2025. 3M's motion to transfer the case to the AFFF MDL was denied in December 2025. 3M and Middlesex Water Company were defendants in a putative class action filed in New Jersey federal court in November 2021 by individuals who received drinking water from Middlesex Water Company that was allegedly contaminated with PFOA. In May 2022, Middlesex Water Company filed a third-party complaint against the Company in New Jersey state court in a putative class action brought by customers of the water company, seeking contribution and indemnity from the Company. In November 2023, Middlesex Water Company dismissed its third-party complaint against the Company in connection with the settlement of Middlesex Water Company's separate action against 3M. The parties to the New Jersey federal and state court class actions agreed to settle these cases for an immaterial amount, which settlement was approved by the state court in October 2025. The New Jersey state and federal court class actions have each been dismissed. In March 2023, a personal injury lawsuit was filed against 3M and Middlesex Water Company by another Middlesex Water Company customer. The case is now proceeding in discovery. Trial in that case is set for May 2026.

In South Carolina, a putative class action lawsuit was filed in South Carolina state court against 3M and other defendants in March 2022. The lawsuit alleges property damage from contamination from PFAS compounds used and disposed of at a defunct textile plant in Society Hill, South Carolina. The operative complaint seeks both property and punitive damages. The case has been removed to federal court. In August 2024, a companion personal injury case was filed in South Carolina state court. 3M removed this case to federal court. Discovery is proceeding in the putative property damage class action. Motions to dismiss filed by 3M and other defendants are pending in the personal injury case.

In January 2025, eight water systems that opted out of the PWS Settlement filed complaints in South Carolina state court against 3M and other defendants, alleging PFAS contamination from a variety of industrial sources. 3M removed all eight cases into the AFFF MDL in federal court in February 2025. In April 2025, plaintiffs filed motions to remand all eight cases to state court, which have now been fully briefed.

In Massachusetts, a putative class action lawsuit was filed in August 2022 in state court against 3M and several other defendants alleging PFAS contamination from waste generated by local paper manufacturing facilities that was subsequently incorporated into biosolids at a local composting facility. The lawsuit alleges property damage and seeks medical monitoring on behalf of plaintiffs within the Town of Westminster. This case was removed to federal court, where it was consolidated with a previously filed federal case involving similar allegations and claims against 3M's co-defendants. In February and March 2024, 3M and the remaining defendants answered the complaint and filed cross claims against one another. In April 2025, the class action was consolidated with another class action brought by the same plaintiffs against different defendants. With the exception of certain limited discovery, class certification proceedings in the original action are stayed until April 2026 to allow the cases to proceed to a single class certification hearing, which is expected in the third quarter of 2026. No trial date has been set.

In October 2024, one of the former plaintiffs in the putative class action filed a separate suit in Massachusetts state court against 3M and other defendants alleging PFAS-related personal injury as well as property damage to a private well. 3M filed a motion to dismiss that case in June 2025, which remains pending. In March 2025, another resident of Westminster, Massachusetts filed an additional suit against 3M and other defendants alleging PFAS-related personal injury. 3M filed a motion to dismiss in September 2025, which remains pending.

In Maine, a group of landowners filed a second amended complaint in October 2022 in federal district court, adding 3M and several other alleged chemical suppliers as defendants in a case previously filed against several paper mills, alleging PFAS contamination from waste generated by the paper mills that was then incorporated into biosolids. As of the fourth amended complaint, the case involves 98 plaintiffs asserting property damage claims against the owner of one paper mill and three alleged chemical suppliers, including 3M. Discovery closed as to the six original plaintiffs in December of 2025. The parties must now confer and file a proposed scheduling order governing the remainder of the case. No trial date has been set.

In Wisconsin, in August 2023, 3M and other defendants were named as defendants in a putative class action brought in federal court by several residents of Oneida County alleging property damage resulting from PFAS contamination they attribute to waste generated from the operations of a paper mill in Rhinelander, Wisconsin that was then incorporated into biosolids. 3M's motion to dismiss was granted in part and denied in part in June 2025. The case is in class certification expert discovery. A class certification hearing is expected in the fourth quarter of 2026. The court has set a trial date in June 2027.

In December 2024, 3M was named as a defendant in a putative class action brought in federal court by several private well owners near 3M's Wausau Greystone quarry seeking to recover for property damages and medical monitoring related to alleged PFAS contamination. The case also includes (non-class) personal injury claims on behalf of select plaintiffs. 3M filed a motion to dismiss this case in February 2025, which remains pending. In October 2025, the Court formally adopted a case schedule setting a July 24, 2026, deadline for plaintiffs to move for class certification and set a trial date for November 2027.

In Illinois, 3M has been sued in three separate actions by individual plaintiffs alleging personal injury and/or property damage claims relating to alleged PFAS contamination from 3M's Cordova facility. 3M removed all three cases to federal court, where two were transferred to the AFFF MDL. The remaining case was remanded to state court in May 2025.

In Missouri, in April 2024, 3M was added as a defendant to a pending putative class action brought by individuals alleging PFAS contamination of their properties and drinking water from metal plating operations in southeastern Missouri. In October 2024, the court denied 3M's motion to dismiss.

In September 2025, 3M was named a defendant in a personal injury suit filed in Missouri state court alleging plaintiff's injuries were caused by exposure to chemicals in firefighting protective gear. 3M removed the case to federal court and in September 2025 moved to transfer the case to the AFFF MDL. The JPML denied 3M's motion to transfer in December 2025. Plaintiff has filed a motion for remand that remains pending.

In Connecticut, in June 2024, 3M and numerous other defendants were sued in a putative class action brought by individual firefighters and several firefighter unions, alleging exposure to PFAS from certain turnout gear worn by the class members. Plaintiffs filed a second amended complaint in April 2025. 3M filed its motion to dismiss the amended complaint in June 2025, and that motion is still pending.

In October 2018, 3M and other defendants, including DuPont and Chemours, were named in a putative class action in the U.S. District Court for the Southern District of Ohio brought by the named plaintiff, a firefighter allegedly exposed to PFAS chemicals through his use of firefighting foam, purporting to represent a putative class of all U.S. individuals with detectable levels of PFAS in their blood. In March 2022, the court certified a class of "[i]ndividuals subject to the laws of Ohio, who have 0.05 [ppt] of PFOA (C-8) and at least 0.05 ppt of any other PFAS in their blood serum." In November 2023, the Sixth Circuit issued an order vacating the class certification decision and remanding the case with instructions that the district court dismiss the case and later denied a motion for rehearing en banc. In March 2024, the district court vacated the class certification order and dismissed the case for lack of jurisdiction. In June 2024, 3M was named as a defendant in a new putative nationwide class action by the same named plaintiff who filed the Ohio suit that was dismissed and is described above. The new suit was brought against only 3M and DuPont entities and seeks to establish a putative class of anyone subject to the laws of Ohio or subject to the law of states that recognize the claims for relief filed by plaintiffs with blood serum levels of 2 ppb or more of PFOS and PFOA (combined) manufactured by defendants. 3M was served with the suit in July 2024 and subsequently filed a motion to transfer the case to the AFFF MDL, which was denied in October 2024. In October 2024, 3M filed a motion to dismiss the lawsuit, which remains pending.

In Virginia, in August 2024, 3M was named as a defendant in a case alleging that plaintiff's decedent, a civilian firefighter, died from cancer allegedly caused by exposure to PFAS from turnout gear. A co-defendant removed the case to federal court, and plaintiffs' motion to remand has been fully briefed since December 2024. In April 2025, 3M was named as a defendant in a similar case in Virginia, which was removed to federal court by another defendant. In August 2025, 3M filed motions to transfer both cases to the AFFF MDL. Plaintiffs' motions to remand remain pending in both matters. In September 2025, 3M removed three additional firefighter turnout gear cases to Virginia federal court and moved to transfer all of these cases to the AFFF MDL. Plaintiffs in these cases have moved to remand which remain pending. In December 2025, the JPML declined to transfer the three Virginia turnout gear cases that were before it at that hearing.

In Minnesota, in August 2024, 3M, DuPont, and Chemours were named in a putative nationwide class action brought on behalf of all persons who purchased carpeting treated with PFAS-containing products before January 1, 2020. The lawsuit alleges claims under RICO and state consumer protection, product liability, and nuisance laws. In September 2025, the federal district court granted 3M's motion to dismiss all claims, which plaintiffs did not appeal.

In Minnesota, in May 2025, 3M, DuPont, and Chemours were named in a putative nationwide class action in federal court brought on behalf of all municipalities and governmental entities who purchased fire fighter personal protective equipment from the named defendants alleging injuries from exposure to PFAS in the protective equipment. 3M filed a motion to dismiss, but plaintiffs have indicated they will file an amended complaint by February 10, 2026.

In Pennsylvania, in March 2025, 3M, DuPont, and the designers, manufacturers, and distributors of AstroTurf were named in a complaint filed in the Philadelphia Court of Common Pleas by former Philadelphia Phillies players alleging personal injury claims allegedly resulting from exposure to PFAS and ethylene oxide in AstroTurf at Veterans Stadium. Plaintiffs' alleged exposures date back to the 1970s. In September 2025, 3M removed the case to federal court. In October 2025, plaintiffs moved to remand the case to state court. That motion remains pending.

In Montana, in April 2025, 3M, DuPont, and Chemours were named in a putative nationwide class action in Montana District Court, brought on behalf of all entities who bought turnout gear from the named defendants alleging injuries from exposure to PFAS in the turnout gear. The lawsuit alleges claims under RICO and state conspiracy, product liability, consumer protection, and deceptive trade practices laws. On September 23, 2025, the court denied Defendants' motion to transfer the case to the District of Delaware. 3M filed a motion to dismiss in October 2025. The court denied the motion in January 2026.

In New York, in May 2025, the owner of a tree nursery located in Hoosick Falls filed suit against 3M, Saint-Gobain Performance Plastics Corp., Honeywell International Inc., and DuPont seeking to recover for property damage allegedly resulting from PFOA contamination that plaintiff attributes to a nearby fabric coating facility. 3M filed a motion to dismiss the amended complaint in October 2025.

In Michigan, 3M previously settled claims brought by Wolverine World Wide (Wolverine) related to Wolverine's alleged use of 3M Scotchgard in its shoe manufacturing operations. 3M continues to incur liabilities for immaterial amounts pursuant to the settlement agreement. In December 2025, the owners of two landfills sued Wolverine and 3M in federal court in Michigan, alleging that both are liable for the remediation of PFAS contamination at and around the landfills under CERCLA and Michigan's Natural Resources and Environmental Protection Act. 3M's response to that complaint is due in February 2026.

Other PFAS-related Matters

Decatur, Alabama

Grand Jury Matter. The Company previously operated under a 2009 consent order issued under the federal TSCA (the "2009 TSCA consent order") for the manufacture and use of two perfluorinated materials (FBSA and FBSEE) at the Decatur site that prohibits release of these materials into "the waters of the United States." In March 2019, the Company halted the manufacture, processing, and use of these materials at the site upon learning that these materials may have been released from certain specified processes at the Decatur site into the Tennessee River. In April 2019, the Company voluntarily disclosed the releases to the U.S. EPA and the Alabama Department of Environmental Management (ADEM). During June and July 2019, the Company took steps to fully control the aforementioned processes by capturing all wastewater produced by the processes and treating all air emissions. These processes are no longer in use.

As previously reported, in December 2019, the Company received a grand jury subpoena from the U.S. Attorney's Office for the Northern District of Alabama for documents related to, among other matters: (1) the Company's compliance with the 2009 TSCA Consent Order; and (2) unpermitted discharges to the Tennessee River from its Decatur facility. The Company continues to cooperate with the U.S. Attorney's Office, the U.S. Department of Justice, and the EPA with respect to these issues.

In parallel, the Company continues to engage with the EPA, ADEM, the Minnesota Pollution Control Agency (MPCA) and the Illinois Environmental Protection Agency (IEPA) related to potential civil claims arising out of the discharges at issue in the above-described grand jury investigation, as well as with respect to certain discharges of PFAS from the Cottage Grove and Cordova facilities, which are described below.

Other Regulatory. The Company is authorized to discharge wastewater from its Decatur plant pursuant to an NPDES permit issued by ADEM. In June 2019, as previously reported, the Company voluntarily disclosed to the EPA and ADEM that it had included incorrect values in certain of its monthly and quarterly reports. The Company has submitted the corrected values to both the EPA and ADEM. In addition, as previously reported, the Company discovered it had not fully characterized its PFAS discharge in its NPDES permit. In September 2019, the Company disclosed the matter to the EPA and ADEM and temporarily idled certain manufacturing processes at 3M Decatur.

An application to add the additional PFAS to its NPDES permit was submitted to ADEM and the Company installed additional wastewater treatment controls to address PFAS. The wastewater controls are now on-line and in operation as 3M works to optimize wastewater control operations. ADEM and 3M are in discussions about 3M's application for a modified NPDES permit.

3M and ADEM agreed to the terms of an interim consent order in July 2020 to cover all PFAS-related wastewater discharges and air emissions from the Company's Decatur facility. Under the interim consent order, the Company's principal obligations include commitments related to (i) future ongoing site operations such as (a) providing notices or reports and performing various analytical and characterization studies and (b) future capital improvements; and (ii) remediation activities, including on-site and off-site investigations and studies. Obligations related to ongoing future site operations under the Consent Order or any further investigations may involve additional operating costs and capital expenditures over multiple years.

Cordova, Illinois

The Company is authorized to discharge wastewater from its Cordova plant pursuant to an NPDES permit issued by the Illinois Environmental Protection Agency ("IEPA"). As previously reported, in November 2019, the Company disclosed to the EPA, and, in January 2020, disclosed to the IEPA, that the Company's NPDES permit for the Cordova facility did not include all PFAS that had been identified in its water discharge. As noted above, 3M continues to engage with EPA and IEPA on potential civil claims related to these discharges. An application to add the additional PFAS to the plant's permit was submitted to IEPA, and the Company has now brought on-line and continues to optimize a wastewater treatment specifically designed to treat PFAS. IEPA and 3M are in discussions about 3M's application for a modified NPDES permit.

In November 2022, the Company entered into an Administrative Consent Order under the Safe Drinking Water Act ("SDWA") that requires the Company to continue to sample and survey private and public drinking water wells within the vicinity of the Cordova facility, provide treatment of private water wells within a three-mile radius of the Cordova facility, and to provide alternate treatment/supply for the Camanche, Iowa public drinking water system. The Company continues to work with EPA and the City of Camanche as it implements the SDWA Administrative Consent Order.

In January 2025, the Company reached an agreement with the EPA on the terms of a consent order under RCRA, that requires the Company to delineate PFAS in soil and groundwater at the Cordova plant and a surrounding area that extends up to 1/2 mile from the plant site. The order also requires collecting a specified number of soil and groundwater samples at up to 80 locations in the area extending 5 miles from the plant. The Company continues to work with EPA as it implements the RCRA consent order.

Cottage Grove, Minnesota

The Company is authorized to discharge wastewater from its Cottage Grove plant pursuant to an NPDES permit issued by the Minnesota Pollution Control Agency (MPCA). As previously reported, the Company discovered it had not fully characterized its PFAS discharge in its NPDES permit for the Cottage Grove facility and, in March 2020, disclosed this matter to the EPA and MPCA. As noted above, 3M continues to engage with EPA and MPCA on potential civil claims related to these discharges. The Company is currently installing a new wastewater treatment system to address PFAS.

The Company continues to work with the MPCA pursuant to the terms of an ongoing and previously disclosed May 2007 Settlement Agreement and Consent Order ("SACO") to address the presence of certain PFAS compounds in the soil and groundwater at former disposal sites in Washington County, Minnesota (Oakdale and Woodbury) and at the Company's manufacturing facility at Cottage Grove, Minnesota. Under this agreement, the Company's principal obligations include (i) evaluating releases of certain PFAS compounds from these sites and proposing response actions, including actions to provide treatment or alternative drinking water upon identifying any level exceeding a Health Based Value ("HBV") or Health Risk Limit ("HRL") (i.e., the amount of a chemical in drinking water determined by the Minnesota Department of Health (MDH) to be safe for human consumption over a lifetime) for certain PFAS compounds for which a HBV and/or HRL exists; (ii) remediating identified sources of other PFAS compounds at these sites that are not controlled by actions to remediate PFOA and PFOS; and (iii) sharing information with the MPCA about certain perfluorinated compounds. In January 2024, the MDH issued updated, more stringent, HBVs for PFOA and PFOS. In October 2024, MDH proposed HRLs for PFOA and PFOS. 3M continues to evaluate any potential impact of these developments on its obligations under the SACO. The Company also continues to implement the previously disclosed 2008 remedial decision adopted by MPCA for the Woodbury and Oakdale sites and the 2009 remedial decision adopted by MPCA for the Cottage Grove site.

In January 2021, MPCA issued a Notice of Violation that included measures requiring the Company to address the presence of PFAS in wastewater and to undertake certain facility improvements related to its wastewater discharge system. The Company continues to work with MPCA to address the Notice of Violation.

In June 2022, MPCA directed that the Company address the presence of PFAS in its stormwater discharge from the Cottage Grove facility. The Company worked with MPCA to develop a plan to address its stormwater, which is embodied in an order issued by MPCA in December 2022, which the Company is working to implement.

In May 2025, MPCA issued a final NPDES permit for the Cottage Grove plant, with an effective date of June 1, 2025. The permit includes ultra-low effluent limits for certain PFAS, some of which are below current limits of quantification for those compounds. The permit also includes low, but measurable "compliance limits" for those same compounds that are deemed to demonstrate compliance with the permit. In June 2025, 3M filed a notice of appeal challenging several elements of the permit, and in November 2025 filed its opening brief in the matter. The Company cannot predict the outcome of the appeal. It is possible that the outcome of the appeal or future permit amendments will result in discharge limits that will require additional capital or operational expenditures in order to meet discharge limits. If the Company is unable to meet discharge limits, such development could have a significant adverse impact on 3M's normal operations and the Company's businesses that receive products and other materials from the Cottage Grove facility, some of which may not be available or in similar quantities from other 3M facilities, which could in turn impact these businesses' ability to fulfill supply obligations to their customers.

Minnesota 2018 Natural Resources Defense Settlement

As previously disclosed, in February 2018, the Company recorded a pre-tax charge of $897 million, inclusive of legal fees and other related obligations, in the first quarter of 2018 with respect to the settlement of a matter brought by the State of Minnesota involving the presence of PFAS in the groundwater, surface water, fish or other aquatic life, and sediments in the state. The settlement created a fund to enhance drinking water quality in the East Metropolitan Area of Minneapolis-St. Paul. The projects approved by MPCA drawing on the fund must be reasonable and necessary. If the fund is depleted, additional funding could be sought from 3M. MPCA and 3M disagree that certain projects MPCA has approved are reasonable and necessary and otherwise satisfy the conditions created by the 2018 settlement. MPCA and 3M also disagree over whether certain projected long-term operations and maintenance and other expenses that will not be paid for many years should be factored into determining when the fund is depleted. 3M initiated the mediation process in February of 2025 under the settlement to address these disagreements. That process remains ongoing.

Hutchinson, Minnesota

MPCA issued to the Company a Notice of Violation in March 2023, alleging that the Company is discharging stormwater containing PFAS at the 3M's facility in Hutchinson, Minnesota. The Company is working with MPCA regarding the allegations in the Notice of Violation.

Fairmont, Minnesota

MPCA issued a Notice of Violation (NOV) dated July 22, 2025, to the Company for alleged violations related to stormwater and fire water discharges containing PFAS constituents at the 3M Fairmont MN facility. The major corrective actions required in the NOV include completion of a stormwater action plan to improve collection and treatment of stormwater and a soil and groundwater investigation at the site. The Company has provided a response to the NOV contesting the validity of the alleged violations and a plan for addressing the requested corrective actions and is working with the MPCA regarding the alleged violations.

The Company continues to work with relevant federal and state agencies (including EPA, the U.S. Department of Justice, state environmental agencies and state attorneys general) as it responds to information, inspection, and other requests from the agencies. As noted above, the Company is in negotiations with EPA, the U.S. Department of Justice, and the Alabama, Illinois, and Minnesota state environmental agencies to address claims arising under the CWA and the TSCA related to the Company's plants in those states. The Company cannot predict at this time the outcomes of resolving these compliance matters, what actions may be taken by the regulatory agencies or the potential consequences to the Company.

Wausau, Wisconsin

In August 2024, the Company received a request for information from EPA under CERCLA seeking information and documents, including regarding the use and disposal of PFAS at its Greystone facility and its downtown Wausau facility. 3M has provided the EPA with information responsive to that request and, in October 2025, EPA informed 3M it has not identified any immediate need for 3M to take additional action with respect to EPA's request. In March 2025, the Wisconsin Department of Natural Resources (WDNR) issued a letter to 3M stating that it has determined there has been a release of hazardous substances from the Greystone facility based on PFAS detected in groundwater and ordering 3M to submit a work plan for investigation. A site investigation work plan, which describes the initial scope of sampling to take place at the facility, was submitted to the WDNR in June 2025. The WDNR has approved the work plan. The soil and groundwater sampling is in process.

Cynthiana, Kentucky

In May 2025, 3M's Cynthiana facility received a subpoena and a letter from the Kentucky Energy and Environment Cabinet. The subpoena seeks information regarding PFAS and alleged hazardous substances used or released at the site. The letter directs 3M to develop a site characterization plan to investigate suspected PFAS releases at the site. 3M is engaged with the regulatory authority on these issues.

Hartford City, Indiana

In July 2025, the Indiana Department of Environmental Management (IDEM) issued notices of liability requiring 3M to investigate and remediate hazardous substances, including PFAS, at 3M's Hartford City facility and nearby off-site properties. IDEM also issued related information requests. 3M is engaged in discussions with IDEM about the notices and information requests.

Other Environmental Matters

In July 2018, the Company, along with more than 120 other companies, was served with a complaint seeking cost recovery and contribution towards the cleaning up of approximately eight miles of the Lower Passaic River in New Jersey. The plaintiff, Occidental Chemical Corporation, alleges that it agreed to design and pay the estimated $165 million cost to remove and cap sediment containing eight chemicals of concern, including PCBs and dioxins. The complaint seeks to spread those costs among the defendants, including the Company. The Company's involvement in the case relates to its past use of two commercial drum conditioning facilities in New Jersey. Whether, and to what extent, the Company may be required to contribute to the costs at issue in the case remains to be determined.

In January 2025, the EPA issued a Notice of Violation (NOV) to the Cottage Grove facility based on a 2021 EPA RCRA inspection. The NOV was received by the facility in February 2025. In the NOV, the EPA asserts that during the inspection, it observed improper management of hazardous waste related to containers and tanks and improper recordkeeping. Several issues identified by EPA were corrected at the time of the inspection and the Company responded to the NOV in March 2025.

In July 2024, the Company received a Violation Notice from the IEPA alleging regulatory violations related to certain air emissions of volatile organic material at the Cordova facility. The Company has responded to the Violation Notice. For environmental matters and litigation described above, unless otherwise described below, no liability has been recorded as the Company believes liability in those matters is not probable and reasonably estimable and the Company is not able to estimate a possible loss or range of possible loss at this time. The Company's environmental liabilities are described below.

Environmental Liabilities

The Company periodically examines whether the contingent liabilities related to the environmental matters and litigation described above are probable and reasonably estimable based on experience and ongoing developments in those matters, including discussions regarding negotiated resolutions. During 2025, primarily as a result of the New Jersey Settlement, interest accretion on the PWS Settlement, and updates to site remediation obligations, the Company increased its accrual for PFAS-related other environmental litigation and made related payments. As of December 31, 2025 and December 31, 2024, the Company had recorded "other environmental liabilities" of $7.7 billion ($0.7 billion within other current liabilities and $7.0 billion within other liabilities on 3M's consolidated balance sheet) and $8.6 billion ($2.0 billion within other current liabilities and $6.6 billion within other liabilities on 3M's consolidated balance sheet), respectively. The accruals represent the Company's estimate of the probable loss in connection with the environmental matters and PFAS-related matters and litigation described above. The Company is not able to estimate a possible loss or range of possible loss in excess of the established accruals at this time.

As of December 31, 2025, the Company had recorded liabilities of $40 million for estimated non-PFAS related "environmental remediation" costs to clean up, treat, or remove hazardous substances at current or former 3M manufacturing or third-party sites. The Company evaluates available facts with respect to each individual site each quarter and records liabilities for remediation costs on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. Liabilities for estimated costs of environmental remediation, depending on the site, are based primarily upon internal or third-party environmental studies, and estimates as to the number, participation level and financial viability of any other potentially responsible parties, the extent of the contamination and the nature of required remedial actions. The Company adjusts recorded liabilities as further information develops or circumstances change. The Company expects that it will pay the amounts recorded over the periods of remediation for the applicable sites, currently ranging up to 20 years.

It is difficult to estimate the cost of environmental compliance and remediation given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternative cleanup methods. Developments may occur that could affect the Company's current assessment, including, but not limited to: (i) changes in the information available regarding the environmental impact of the Company's operations and products; (ii) changes in environmental regulations, changes in permissible levels of specific compounds in drinking water sources, or changes in enforcement theories and policies, including efforts to recover natural resource damages; (iii) new and evolving analytical and remediation techniques; (iv) success in allocating liability to other potentially responsible parties; and (v) the financial viability of other potentially responsible parties and third-party indemnitors. For sites included in both "environmental remediation liabilities" and "other environmental liabilities," at which remediation activity is largely complete and remaining activity relates primarily to operation and maintenance of the remedy, including required post-remediation monitoring, the Company believes the exposure to loss in excess of the amount accrued would not be material to the Company's consolidated results of operations or financial condition. However, for locations at which remediation activity is largely ongoing, the Company cannot estimate a possible loss or range of possible loss in excess of the associated established accruals for the reasons described above.

Other Regulatory Matters

In May 2023, an incident at a Company facility in Prairie du Chien, Wisconsin resulted in an employee fatality. The United States Department of Labor's ("DOL") Occupational Safety and Health Administration ("OSHA") began an investigation into the incident and, as reflected by a DOL press release dated November 7, 2023, issued two citations to the Company for alleged willful safety violations. In September 2024, the Company entered into a settlement agreement with OSHA and the DOL related to the incident, which included an immaterial payment amount. The settlement agreement did not include a finding of willful safety violations in connection with the incident. In October 2024, the Company received a grand jury subpoena from the U.S. Attorney's Office for the Western District of Wisconsin seeking records related to, among other things, the Prairie du Chien facility, records related to the incident, and other injuries that have occurred at Prairie du Chien and other 3M facilities, and OSHA safety inspections conducted at other 3M facilities. The Company is cooperating and providing information responsive to the subpoena.

Product Liability Litigation

Combat Arms Earplugs Litigation

Aearo Technologies sold Dual-Ended Combat Arms – Version 2 Earplugs starting in about 1999. 3M acquired Aearo Technologies in 2008 and sold these earplugs from 2008 through 2015, when the product was discontinued. 3M and Aearo Technologies believe the Combat Arms Earplugs (CAE) were effective and safe when used properly, but nevertheless, as discussed below, prior to the CAE Settlement (as defined below), Aearo Technologies and certain of its related entities (collectively, the "Aearo Entities") and 3M faced litigation from a significant number of claimants.

In August 2023, 3M and the Aearo Entities entered into a settlement arrangement (as amended, the "CAE Settlement") which is structured to promote participation by claimants and is intended to resolve, to the fullest extent possible, all litigation and alleged claims involving the Combat Arms Earplugs sold or manufactured by the Aearo Entities and/or 3M, as well as potential future claims.

Pursuant to the CAE Settlement, 3M will contribute up to a total amount of $6.0 billion between 2023 and 2029. The actual amount, payment terms and dates are subject to satisfaction of certain collective participation thresholds claimants must meet and provision to 3M of a full release of claims involving the Combat Arms Earplugs.

The CAE Settlement provides that 3M does not admit any liability or wrongdoing. As a result of the CAE Settlement, 3M recorded a pre-tax charge of $4.2 billion in the third quarter of 2023. The charge reflected the $5.3 billion pre-tax present value (discounted at an estimated 5.6% interest rate at time consummation) of contributions under the CAE Settlement net of 3M's then-existing accrual of $1.1 billion related to this matter.

On March 26, 2024, the Company announced that, as of the final registration date for the CAE settlement agreement, more than 99% of claimants were either participating in the settlement or have been dismissed with prejudice. With a 98% participation threshold having been met, the Company began making payments pursuant to the payment schedule set forth in the amended settlement agreement. On September 19, 2025, the court overseeing the CAE Multidistrict Litigation issued an order announcing that all cases in the MDL had been resolved through dismissals or through the Settlement Agreement, and that no cases remain pending in the MDL. However, existing or new litigation may continue or be filed in the United States or internationally relating to the products that are the subject of the settlement. For example, the Company is aware of a writ of summons filed in Australia and has received a Letter Before Action in the United Kingdom, both on behalf of purported users of the Company's earplug products.

During 2025, the Company increased its existing accrual for CAE primarily for interest accretion on the CAE settlement and made related payments. As of December 31, 2025 and December 31, 2024, and the Company had an accrued CAE liability of $2.4 billion ($1.4 billion within other current liabilities and $1.0 billion within other liabilities on 3M's consolidated balance sheet) and $3.7 billion ($1.3 billion within other current liabilities and $2.4 billion within other liabilities on 3M's consolidated balance sheet), respectively. The accruals represent the Company's estimate of the probable loss in connection with the CAE Settlement. The Company is not able to estimate a possible loss or range of possible loss in excess of the established accruals at this time.

Insurance Recoveries

The Company is actively engaged in insurance recovery activities to offset a portion of its liabilities, including those described above. For respirator mask/asbestos, CAE, and PFAS-related litigation and liabilities, recovery processes are underway through lawsuits filed in U.S. courts, arbitration proceedings, mediations, and negotiations with insurers. During 2025 and 2024, the Company recorded $392 million and $349 million, respectively, in insurance recovery benefits related to respirator mask/asbestos, CAE, and PFAS-related matters. Insurance recoveries related to CAE litigation are provided to the Qualified Settlement Fund as part of the consideration for the settlement. Various factors could affect the timing and amount of insurance recoveries, including (i) delays in or avoidance of payment by insurers; (ii) the extent to which insurers may become insolvent in the future, (iii) the outcome of negotiations with insurers; and (iv) the scope of the insurers' purported defenses and exclusions to avoid coverage. The Company's aggregate liabilities are unlikely to be fully covered by applicable insurance, and, to the extent covered, will exceed the applicable limits of such insurance.

Note 18. Leases

3M's lease arrangements include both operating and finance leases. Amounts associated with finance leases (such as right-of-use assets, liabilities, costs, cash flow information, and maturities) were not material to the consolidated financial statements. Finance lease right-of-use assets are included in property, plant, and equipment, net, and finance lease liabilities are included in other current liabilities and other liabilities on the consolidated balance sheets.

The following table summarizes the components of operating lease cost:

(Millions)	2025	2024	2023
Operating lease cost	$ 203	$ 210	$ 259
Variable lease cost	105	114	103
Total operating lease cost	$ 308	$ 324	$ 362

Short-term lease cost and income related to sub-lease activity is immaterial for the Company.

Supplemental balance sheet, lease term and discount rate information related to operating leases is as follows:

(Millions unless noted)	Location on face of balance sheet	December 31, 2025	December 31, 2024
Right of use assets	Other assets	$ 516	$ 565
Current liability	Other current liabilities	167	163
Noncurrent liability	Other liabilities	363	405
Weighted average remaining lease term (in years)		4.9	5.3
Weighted average discount rate		3.5 %	3.5 %

As previously noted, the consolidated statements of cash flows include the results of continuing and discontinued operations. Supplemental cash flow information related to operating lease is as follows:

(Millions)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities	$ 200	$ 212	$ 260
Right of use assets obtained in exchange for operating lease liabilities	144	196	262

Sale leased-back activity for the periods presented was not material.

Maturities of operating leases as of December 31, 2025 are as follows:

(Millions)	
2026	$ 181
2027	125
2028	83
2029	53
2030	39
After 2030	82
Total expected lease payments	563
Less: Amounts representing interest	(33)
Present value of future minimum lease payments	530
Less: Current obligations	167
Long-term obligations	$ 363

As of December 31, 2025, the Company has an immaterial amount of additional operating lease commitments that have not yet commenced. These commitments pertain to 3M's right of use of certain buildings.

Note 19. Stock-Based Compensation

At the May 2021 Annual Meeting, the shareholders approved the Amended and Restated 3M Company 2016 Long-Term Incentive Plan (LTIP), which included an increase of 27 million in the number of shares available for issuance. Awards may be issued in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, other stock awards, and performance units and performance shares. As of December 31, 2025, the remaining shares available for grant under the LTIP are 21 million and there were approximately 6,400 participants with outstanding options, restricted stock, or restricted stock units.

The Company's annual stock option and restricted stock unit grant is typically made in February to provide a strong and immediate link between the performance of individuals during the preceding year and the size of their annual stock compensation grants. The grant to eligible employees uses the closing stock price on the grant date. Accounting rules require recognition of expense under a non-substantive vesting period approach, requiring compensation expense recognition when an employee is eligible to retire. Employees are considered eligible to retire at age 55 and after having completed ten years of service. This retiree-eligible population represents 31 percent of the annual grant stock-based compensation expense; therefore, higher stock-based compensation expense is typically recognized in the first quarter. However, due to the spin-off of Solventum (see Note 2), the 2024 annual grant was made in May, after the April 1, 2024 separation.

In addition to the annual grants, the Company makes other minor grants of stock options, restricted stock units and other stock-based grants. The Company issues cash settled restricted stock units and stock appreciation rights in certain countries. The cash settled grants do not result in the issuance of common stock and are considered immaterial by the Company, and not included in the tables below.

In connection with the Solventum separation on April 1, 2024 (see Note 2), all outstanding stock-based compensation awards associated with Solventum employees converted into Solventum awards, became Solventum's responsibility and were cancelled from 3M plans. In addition, for awards associated with remaining 3M employees, the number of shares underlying unvested stock awards was adjusted along with the exercise price and the number of shares underlying outstanding stock options. The adjustments to shares underlying unvested stock awards and outstanding stock options did not result in a material stock-based compensation cost.

Stock-Based Compensation Expense: Amounts recognized in the financial statements with respect to stock-based compensation programs, which include stock options, restricted stock, restricted stock units, performance shares and the General Employees' Stock Purchase Plan (GESPP), are provided in the following table. Capitalized stock-based compensation amounts were not material.

(Millions)	2025	2024	2023
Cost of sales	$ 32	$ 39	$ 38
Selling, general and administrative expenses	158	185	165
Research, development and related expenses	35	44	38
Stock-based compensation expenses	225	268	241
Income tax benefits	(41)	(31)	(41)
Stock-based compensation expenses (benefits), net of tax	$ 184	$ 237	$ 200

Stock Option Program: The following table summarizes stock option activity:

(Options in thousands)	Number of options	Weighted average exercise price	Weighted average remaining contractual life (months)	Aggregate intrinsic value (millions)
Under option —				
As of January 1, 2025	32,523	$ 150.50		
Expired	(91)	167.20		
Granted	723	148.87		
Exercised	(10,871)	139.29		
Forfeited	(41)	143.52		
As of December 31, 2025	22,243	155.87	45	$ 284
Options exercisable				
As of December 31, 2025	20,716	$ 158.35	41	$ 227

Stock options generally vest over a period from one to three years with the expiration date at ten years from date of grant. As of December 31, 2025, there was $14 million of compensation expense that has yet to be recognized related to non-vested stock option based awards. This expense is expected to be recognized over the remaining weighted-average vesting period of 23 months.

The following table summarizes additional information relative to stock options exercised during the respective years:

(Millions)	2025	2024	2023
Cash received from options exercised	$ 1,514	$ 26	$ 147
Intrinsic value of options exercised	163	3	29
Tax benefit realized related to options exercised	35	1	6

For the primary annual stock option grant, the weighted average fair value at the date of grant was calculated using the Black-Scholes option-pricing model and the assumptions that follow.

	2025	2024	2023
Exercise price	$ 148.87	$ 97.15	$ 116.90
Risk-free interest rate	4.5 %	4.4 %	3.8 %
Dividend yield	3.9 %	3.8 %	3.3 %
Expected volatility	26.1 %	24.6 %	22.8 %
Expected life (months)	91	95	84
Black-Scholes fair value	$ 33.04	$ 20.53	$ 22.22

Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. Expected volatility is based upon three volatilities of 3M stock: the median of the term of the expected life rolling volatility; the median of the most recent term of the expected life volatility; and the implied volatility on the grant date. The expected term assumption is based on the weighted average of historical grants.

Restricted Stock Units: The following table summarizes restricted stock unit activity:

(Units in thousands)	Number of units	Weighted average grant date fair value
Nonvested balance —		
As of January 1, 2025	6,150	$ 104.83
Vested	(1,193)	127.28
Granted	517	149.12
Forfeited	(347)	103.22
As of December 31, 2025	5,127	104.18

Restricted stock units granted generally vest three years following the grant date assuming continued employment. Dividend equivalents equal to the dividends payable on the same number of shares of 3M common stock accrue on these restricted stock units during the vesting period, although no dividend equivalents are paid on any of these restricted stock units that are forfeited prior to the vesting date. Dividends are paid out in cash at the vest date on restricted stock units. Since the rights to dividends are forfeitable, there is no impact on basic earnings per share calculations. Weighted average restricted stock unit shares outstanding are included in the computation of diluted earnings per share.

As of December 31, 2025, there was $139 million of compensation expense that has yet to be recognized related to non-vested restricted stock units. This expense is expected to be recognized over the remaining weighted-average vesting period of 17 months.

The following table summarizes additional information relative to restricted stock units for the respective years:

(Millions, except per-unit amounts)	2025	2024	2023
Weighted-average grant-date fair value of restricted stock units (per unit) that were granted	$ 149.12	$ 98.01	$ 114.71
Intrinsic value of restricted stock units that vested	176	73	81
Tax benefit realized related to restricted stock units that vested	35	14	16

Performance Shares: Instead of restricted stock units, the Company makes annual grants of performance shares to members of its executive management. The 2025 performance criteria for these performance shares (free cash flow and earnings per share) were selected because the Company believes that they are important drivers of long-term stockholder value. The 2025 plan also includes a multiplier based on 3M total shareholder return versus an index. The number of shares of 3M common stock that could actually be distributed at the end of the three-year performance period may be anywhere from —% to 200% of each performance share granted, depending on the performance of 3M during such performance period. When granted, these performance shares are awarded at 100% of the estimated number of shares at the end of the three-year performance period and are reflected under "granted" in the table below. Non-substantive vesting requires that expense for the performance shares be recognized over one or three years depending on if the employee is retirement eligible. The performance share grants accrue dividends; therefore, the grant date fair value is equal to the closing stock price on the date of grant. Since the rights to dividends are forfeitable, there is no impact on basic earnings per share calculations. Weighted average performance shares whose performance period is complete are included in computation of diluted earnings per share.

The following table summarizes performance share activity:

(Shares in thousands)	Number of shares	Weighted average grant date fair value
Undistributed balance —		
As of January 1, 2025	782	$ 101.99
Vested	(99)	127.42
Granted	325	169.38
Performance change	26	79.53
Forfeited	(122)	114.86
As of December 31, 2025	912	120.88

As of December 31, 2025, there was $50 million of compensation expense that has yet to be recognized related to performance shares. This expense is expected to be recognized over the remaining weighted-average earnings period of 21 months.

The following table summarizes additional information relative to performance shares for the respective years:

(Millions, except per-share amounts)	2025	2024	2023
Weighted average grant date fair value per performance share that were granted	$ 169.38	$ 97.82	$ 110.21
Intrinsic value of performance shares that were distributed	15	9	19
Tax benefit realized related to performance shares that were distributed	4	2	5

General Employees' Stock Purchase Plan (GESPP): As of December 31, 2025, shareholders have approved 60 million shares for issuance under the Company's GESPP. Substantially all employees are eligible to participate in the plan. Participants are granted options at 85% of market value at the date of grant. There are no GESPP shares under option at the beginning or end of each year because options are granted on the first business day and exercised on the last business day of the same month.

The following table summarizes additional information relative to GESPP for the respective years:

(Millions, except per-share amounts)	2025	2024	2023
Weighted average fair value per option granted[a]	$ 22.44	$ 16.76	$ 15.77
GESPP options compensation expense	14	12	21

(a) The fair value of GESPP options was based on the 15% purchase price discount.

Note 20. Business Segments and Geographic Information

3M's businesses are organized, managed and internally grouped into segments based on differences in markets, products, technologies and services. 3M manages its continuing operations in three business segments: Safety and Industrial; Transportation and Electronics; and Consumer. 3M's three business segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. On April 1, 2024, 3M completed the previously announced separation of its Health Care business as a separate public company, Solventum (see Note 2 for additional information). 3M is an integrated enterprise characterized by substantial intersegment cooperation, cost allocations and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating income information shown.

3M discloses business segment operating income as its measure of segment profit, reconciled to both total 3M operating income and income before taxes. Business segment operating income excludes certain expenses and income that are not allocated to business segments (as described below in "Corporate and Other"). Business segment disclosures consider information used by/provided to 3M's chief operating decision maker (CODM). For 3M, the CODM is the chief executive officer. The CODM uses business segment operating income to allocate resources to segments in the planning and forecasting process along with periodic ongoing reviews of results and overall market activity.

Business Segment Products

Business segment	Representative revenue-generating activities, products or services
Safety and Industrial	• Industrial abrasives and finishing for metalworking applications • Autobody repair solutions • Industrial specialty products such as personal hygiene products, masking, and packaging materials • Electrical products and materials for construction and maintenance, power distribution and electrical original equipment manufacturers (OEMs) • Structural adhesives and tapes • Respiratory, hearing, eye and fall protection solutions • Natural and color-coated mineral granules for shingles
Transportation and Electronics	• Advanced ceramic solutions • Attachment/bonding, films, sound and temperature management for vehicles • Premium large format graphic films for advertising and fleet signage • Reflective signage for highway, and vehicle safety • Light management films and electronics assembly solutions • Aerospace, industrial/commercial solutions • Chip packaging and interconnection solutions • Semiconductor production materials • Solutions for data centers
Consumer	• Cleaning products for the home • Consumer air quality products • Picture hanging accessories • Retail abrasives, paint accessories and safety products • Stationery and office products • Automotive appearance products • Consumer bandages, tapes, braces and supports Some seasonality impacts this business segment, for example back-to-school and holiday

Business Segment Information

Net sales (millions)		2025		2024		2023
Safety and Industrial	$	11,384	$	10,961	$	10,956
Transportation and Electronics		8,272		8,380		8,501
Consumer		4,920		4,931		5,026
Total reportable business segment net sales		24,576		24,272		24,483
Corporate and Other		372		303		127
Total Company	$	24,948	$	24,575	$	24,610

Significant segment expenses and operating performance (millions)		2025		2024		2023
Safety and Industrial						
Cost of sales	$	6,172	$	5,965	$	6,137
Selling, general and administrative expenses		1,858		2,020		2,023
Research, development and related expenses		518		485		472
Safety and Industrial operating income		2,836		2,491		2,324
Transportation and Electronics						
Cost of sales		5,270		5,106		5,524
Selling, general, administrative expenses		1,080		1,236		1,207
Research, development and related expenses		486		460		458
Transportation and Electronics operating income		1,436		1,578		1,312
Consumer						
Cost of sales		2,941		2,912		3,064
Selling, general and administrative expenses		855		955		933
Research, development and related expenses		128		132		125
Consumer operating income		996		932		904
Total reportable business segment operating income		5,268		5,001		4,540
Corporate and Other						
Corporate-level (expense) income		75		(114)		(485)
Corporate special items:						
Net costs for significant litigation		(483)		(45)		(14,785)
Divestiture costs		—		(20)		(13)
Gain (loss) on business divestitures		(162)		—		36
Russia exit (charges) benefits		—		—		18
Transformation costs		(69)		—		—
Total Corporate and Other		(639)		(179)		(15,229)
Total Company operating income		4,629		4,822		(10,689)
Other expense/(income), net		416		3		582
Income from continuing operations before income taxes	$	4,213	$	4,819	$	(11,271)

Depreciation and amortization (millions)		2025		2024		2023
Safety and Industrial	$	569	$	556	$	530
Transportation and Electronics		572		458		537
Consumer		155		157		160
Corporate and Other		12		53		206
Total continuing operations	$	1,308	$	1,224	$	1,433

Capital expenditures (millions)		2025		2024		2023
Safety and Industrial	$	347	$	373	$	285
Transportation and Electronics		300		468		723
Consumer		61		80		105
Corporate and Other		202		183		275
Total continuing operations	$	910	$	1,104	$	1,388

Assets (millions)	December 31, 2025	December 31, 2024	December 31, 2023
Business segment assets:			
Inventories			
Safety and Industrial	$ 1,636	$ 1,509	$ 1,592
Transportation and Electronics	1,093	1,269	1,459
Consumer	694	719	699
Total business segment assets	3,423	3,497	3,750
All other current assets	12,964	12,387	
Total non-current assets	21,346	23,984	
Total assets	$ 37,733	$ 39,868	

Beginning in 2025, "business segment assets" represent inventories, based on the extent of business segment information regularly provided to 3M's CODM. This impact is reflected in the table above for all periods presented.

Business segment depreciation reflected above is based on the underlying usage of assets and allocated depreciation.

Corporate and Other: Outside of 3M's reportable segments, 3M has Corporate and Other which is not a reportable business segment as it does not meet the segment reporting criteria. Because Corporate and Other includes a variety of miscellaneous items, it is subject to fluctuation on a quarterly and annual basis.

Corporate and Other operating income (loss) includes:

- Corporate-level (expense) income includes:
  - certain enterprise and governance activities resulting in unallocated corporate costs and other activity or costs that 3M may choose not to allocate directly to its business segments,
  - commercial activity with Solventum following its April 1, 2024 Separation and certain operations of the former Health Care business segment retained by 3M,
  - transition arrangement agreements (e.g., fees charged by 3M, net of underlying costs) related to divested businesses, including those related to the Solventum Separation,
  - operations of businesses of the former Health Care segment divested prior to the Separation and therefore not reflected as discontinued operations within 3M's financial statements, along with limited-duration supply agreements with previous divestitures, and
  - costs previously allocated to Solventum prior to the Separation that were not eligible to be part of discontinued operations.
- Corporate special items include, for the periods presented:
  - net costs for significant litigation impacting operating income (loss) associated with PFAS-related other environmental and Combat Arms Earplugs matters,
  - gain (loss) on business divestitures (see Note 4),
  - divestiture costs (related to separating and divesting substantially an entire business segment of 3M following public announcement of its intended divestiture) that were not eligible to be part of discontinued operations, and
  - transformation program restructuring (see Note 6) and related charges.

Geographic Information: Geographic area information is used by the Company as a secondary performance measure to manage its businesses. Export sales and certain income and expense items are generally reported within the geographic area where the final sales to 3M customers are made. Refer to Note 3 for geographic net sales.

Net PP&E by geographic area (millions)	December 31, 2025	December 31, 2024
Americas	$ 5,123	$ 5,284
Asia Pacific	1,010	1,053
Europe, Middle East and Africa	968	1,051
Total Company	$ 7,101	$ 7,388

Net PP&E by particular country (millions)	December 31, 2025	December 31, 2024
United States	$ 4,769	$ 4,966
China/Hong Kong	392	407

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

a.   The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

b.   The Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Management conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*. Based on the assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

c.   There was no change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Insider Trading Arrangements and Policies

During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Disclosure Under Iran Threat Reduction and Syria Human Rights Act of 2012

The Company is making the following disclosure under Section 13(r) of the Exchange Act:

Protection of Intellectual Property Rights in Iran Pursuant to Specific License

As part of its intellectual property ("IP") protection efforts, 3M has obtained and maintains patents and trademarks in Iran. Periodically, 3M pays renewal fees, through third-party IP service providers/counsel, to the Iran Intellectual Property Office ("IIPO") for these patents and trademarks and has sought to prosecute and defend such trademarks. On August 18, 2025, the Office of Foreign Assets Control ("OFAC") granted 3M a specific license to make payments to IIPO at its account at the Central Bank of Iran, which was designated on September 20, 2019, by OFAC under its counter terrorism authority pursuant to Executive Order 13224. 3M made a covered payment of $1,575 in the quarter ended December 31, 2025. 3M did not have any other covered payments during 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

**PART III**

Documents Incorporated by Reference

In response to Part III, Items 10, 11, 12, 13 and 14, parts of the Company's definitive proxy statement (to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end of December 31, 2025) for its annual meeting to be held on May 12, 2026, are incorporated by reference in this Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

The information relating to directors and nominees of 3M is set forth under the caption "Proposal No. 1" in 3M's proxy statement for its annual meeting of stockholders to be held on May 12, 2026 ("3M Proxy Statement") and is incorporated by reference herein. Information about executive officers is included in Item 1 of this Annual Report on Form 10-K. The information required by Items 405, 407(c)(3), 407(d)(4), 407(d)(5) and 408(b) of Regulation S-K is contained under the captions "Corporate governance at 3M — Board membership criteria — Identification, evaluation, and selection of nominees," "—Shareholder nominations – shareholder recommendations," "—Shareholder nominations – advance notice bylaw," "—Shareholder nominations – universal proxy rules," "—Shareholder nominations – proxy access," "Corporate governance at 3M — Board committees – Audit Committee" and "Corporate governance at 3M — — Board membership criteria — Securities trading policies" of the 3M Proxy Statement and such information is incorporated by reference herein.

Code of Ethics. All of our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer and Controller, are required to abide by 3M's long-standing business conduct policies to ensure that our business is conducted in a consistently legal and ethical manner. 3M has posted the text of such code of ethics on its website (https://www.3M.com/3M/en_US/ethics-compliance). At the same website, any future amendments to the code of ethics will also be posted. Any person may request a copy of the code of ethics, at no cost, by writing to us at the following address:

> 3M Company
> 3M Center, Building 220-11W-09
> St. Paul, MN 55144-1000
> Attention: Senior Vice President, 3M Ethics & Compliance

Item 11. Executive Compensation

The information required by Item 402 of Regulation S-K is contained under the captions "Executive compensation" (excluding the information under the caption "— Compensation and Talent Committee report") and "Director compensation" and "Stock retention requirement" of the 3M Proxy Statement. Such information is incorporated by reference.

The information required by Items 407(e)(4) and (e)(5) of Regulation S-K is contained in the *Executive compensation* section under the captions "Compensation and Talent Committee report" and "Compensation and Talent Committee interlocks and insider participation" of the 3M Proxy Statement. Such information (other than the Compensation and Talent Committee Report, which shall not be deemed to be "filed") is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information relating to security ownership of certain beneficial owners and management is set forth under the captions "Security ownership of management" and "Security ownership of certain beneficial owners" in the 3M Proxy Statement and such information is incorporated by reference herein.

Equity compensation plans information as of December 31, 2025 follows:

Plan category (options and shares in thousands)	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted- average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity Compensation Plans Information (1)			
Equity compensation plans approved by security holders			
Stock options	22,243	$ 155.87	—
Restricted stock units	5,127		—
Performance shares	912		—
Non-employee director deferred stock units	224		—
Total	28,506		20,869
Employee stock purchase plan	—		17,610
Subtotal	28,506		38,479
Total	28,506		38,479

(1) In column B, the weighted-average exercise price is only applicable to stock options. In column C, the number of securities remaining available for future issuance for stock options, restricted stock units, and stock awards for non-employee directors is approved in total and not individually with respect to these items.

Item 13. Certain Relationships and Related Transactions, and Director Independence

With respect to certain relationships and related transactions as set forth in Item 404 of Regulation S-K, no matters require disclosure with respect to transactions with related persons. The information required by Item 404(b) and Item 407(a) of Regulation S-K is contained under the captions "Corporate governance at 3M — Board membership criteria — Director independence," and "Corporate governance at 3M — Corporate governance practices and policies — Related person transaction policy and procedures" of the 3M Proxy Statement and such information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services

The information relating to principal accounting fees and services is set forth in the section entitled "Audit committee matters" under the designation "Audit committee policy on pre-approval of audit and permissible non-audit services of the independent accounting firm" and "Fees of the independent accounting firm" in the 3M Proxy Statement and such information is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements. The consolidated financial statements filed as part of this report are listed in the index to financial statements at the beginning of this document.

(a) (2) Financial Statement Schedules. Financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto. The financial statements of unconsolidated subsidiaries are omitted because, considered in the aggregate, they would not constitute a significant subsidiary.

(a) (3) Exhibits. The exhibits are either filed with this report or incorporated by reference into this report. See (b) Exhibits, which follow.

(b) Exhibits.

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession

    (2.1)   Separation and Distribution Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.

(3) Articles of Incorporation and bylaws

    (3.1)   Certificate of Incorporation, as amended as of December 4, 2017, is incorporated by reference from our Form 8-K dated December 7, 2017.

    (3.2)   Amended and Restated Bylaws, as adopted as of February 7, 2023, are incorporated by reference from our Form 8-K dated February 8, 2023.

(4) Instruments defining the rights of security holders, including indentures

    (4.1)   Indenture, dated as of November 17, 2000, between 3M and The Bank of New York Mellon Trust Company, N.A., as successor trustee, with respect to 3M's senior debt securities, is incorporated by reference from our Form 8-K dated December 7, 2000.

    (4.2)   First Supplemental Indenture, dated as of July 29, 2011, to Indenture dated as of November 17, 2000, between 3M and The Bank of New York Mellon Trust Company, N.A., as successor trustee, with respect to 3M's senior debt securities, is incorporated by reference from our Form 10-Q for the quarter ended June 30, 2011.

    (4.3)   Description of Securities is incorporated by reference from our Form 10-K for the year ended December 31, 2019.

(10) Material contracts and management compensation plans and arrangements:

    (10.1)*   3M Company 2016 Long-Term Incentive Plan, as amended through May 8, 2023, is incorporated by referenced from our Form 10-K for the year ended December 31, 2023.

    (10.2)*   Form of Stock Option Award Agreement under the 3M Company 2016 Long-Term Incentive Plan is incorporated by reference from our Form 8-K dated May 12, 2016.

    (10.3)*   Form of Stock Appreciation Right Award Agreement under the 3M Company 2016 Long-Term Incentive Plan is incorporated by reference from our Form 8-K dated May 12, 2016.

    (10.4)*   Form of Stock Issuance Award Agreement for stock issuances on or after January 1, 2019 to Non-Employee Directors under the 3M Company 2016 Long-Term Incentive Plan is incorporated by reference from our Form 10-K for the year ended December 31, 2018.

    (10.5)*   Form of Deferred Stock Unit Award Agreement for deferred stock units granted on or after January 1, 2019 to Non-Employee Directors under the 3M Company 2016 Long-Term Incentive Plan is incorporated by reference from our Form 10-K for the year ended December 31, 2018.

    (10.6)*   Amended and Restated 3M VIP Excess Plan, as amended and restated effective April 1, 2024, is incorporated by reference from our Form 10-Q for the quarter ended March 31, 2024.

    (10.7)*   Amended and Restated 3M Deferred Compensation Excess Plan, as amended and restated effective December 1, 2021, is incorporated by reference from our Form 10-K for the year ended December 31, 2021.

    (10.8)*   3M Performance Awards Deferred Compensation Plan is incorporated by reference from our Form 10-K for the year ended December 31, 2009.

(10.9)*	3M Annual Incentive Plan, as amended through May 8, 2023, is incorporated by referenced from our Form 10-K for the year ended December 31, 2023.
(10.10)*	3M Executive Severance Plan, as amended through August 9, 2023, is incorporated by referenced from our Form 10-K for the year ended December 31, 2023.
(10.11)*	Amendment and Restatement of 3M Compensation Plan for Non-Employee Directors as of January 1, 2019, is incorporated by reference from our Form 10-K for the year ended December 31, 2018.
(10.12)*	3M Executive Life Insurance Plan, as amended, is incorporated by reference from our Form 10-K for the year ended December 31, 2017.
(10.13)*	Amended and Restated 3M Nonqualified Pension Plan I is incorporated by reference from our Form 10-Q for the quarter ended March 31, 2024.
(10.14)*	Amended and Restated 3M Nonqualified Pension Plan II is incorporated by reference from our Form 10-Q for the quarter ended March 31, 2024.
(10.15)*	Amended and Restated 3M Nonqualified Pension Plan III is incorporated by reference from our Form 10-Q for the quarter ended March 31, 2024.
(10.16)	Registration Rights Agreement as of August 4, 2009, between 3M Company and State Street Bank and Trust Company as Independent Fiduciary of the 3M Employee Retirement Income Plan, is incorporated by reference from our Form 8-K dated August 5, 2009.
(10.17)*	Form of Performance Share Award Agreement for performance share awards granted under the 3M Company 2016 Long-Term Incentive Plan on or after February 6, 2023 is incorporated by reference from our Form 10-K for the year ended December 31, 2022.
(10.18)*	Form of Stock Option Award Agreement for stock options granted under the 3M Company 2016 Long-Term Incentive Plan on or after February 6, 2023 is incorporated by reference from our Form 10-K for the year ended December 31, 2022.
(10.19)*	Form of Restricted Stock Unit Award Agreement for restricted stock unit awards granted under the 3M Company 2016 Long-Term Incentive Plan on or after February 6, 2023 is incorporated by reference from our Form 10-K for the year ended December 31, 2022.
(10.20)*	Offer Letter of Employment of William Brown, dated March 8, 2024 is incorporated by reference from our Form 10-Q for the quarter ended June 30, 2024.
(10.21)*	Offer letter of Employment of Anurag Maheshwari, dated July 26, 2024 is incorporated by reference from our Form 8-K dated August 1, 2024.
(10.22)	Five-Year Credit Agreement dated as of May 11, 2023, is incorporated by reference from our Form 8-K dated May 11, 2023.
(10.23)	Amendment No. 1, dated July 7, 2023, to the Five-Year Credit Agreement dated as of May 11, 2023, is incorporated by reference from our Form 8-K dated July 10, 2023.
(10.24)	Amendment No. 2, dated September 18, 2023, to the Five-Year Credit Agreement dated as of May 11, 2023, is incorporated by reference from our Form 8-K dated September 18, 2023.
(10.25)	Settlement Agreement (and exhibits), dated as of June 22, 2023, of 3M Company is incorporated by reference from our Form 8-K dated June 22, 2023.
(10.26)	Settlement Agreements, dated as of August 29, 2023, of 3M Company is incorporated by reference from our Form 8-K dated August 29, 2023.
(10.27)	Amendment, dated January 26, 2024, to Combat Arms Settlement Agreement dated August 29, 2023, is incorporated by reference from our Form 8-K dated January 29, 2024.
(10.28)*	Aircraft Time Sharing Agreement, dated as of March 7, 2024, of 3M Company is incorporated by reference from our Form 10-Q for the quarter ended March 31, 2024.
(10.29)	Transition Services Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+
(10.30)	Employee Matters Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+

(10.31) Transition Distribution Services Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+^

(10.32) Transition Contract Manufacturing Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+

(10.33) Stockholder's and Registration Rights Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+

(10.34) Intellectual Property Cross License Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+

(10.35) Master Supply Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+

(10.36) Reverse Master Supply Agreement, dated as of March 31, 2024, by and between 3M Company and Solventum Corporation, is incorporated by reference from our Form 8-K dated April 4, 2024.+

(10.37)* Form of Performance Share Award Agreement for performance share awards granted under the 3M Company 2016 Long-Term Incentive Plan on or after January 16, 2025 is incorporated by reference from our Form 10-K for the year ended December 31, 2024.

(10.38)* Form of Restricted Stock Unit Award Agreement for restricted stock unit awards granted under the 3M Company 2016 Long-Term Incentive Plan on or after February 2, 2026 is filed herewith.

Filed herewith, in addition to items, if any, specifically identified above:

(19) 3M Company Insider Trading Policies and Procedures

(21) Subsidiaries of the Registrant.

(23) Consent of independent registered public accounting firm.

(24) Power of attorney.

(31.1) Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(31.2) Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(32.1) Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(32.2) Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(95) Mine Safety Disclosures.

(97) Recoupment Policy, as adopted on May 9, 2023, is incorporated by reference from our Form 10-K for the year-end December 31, 2024.

(101.INS) Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

(101.SCH) Inline XBRL Taxonomy Extension Schema Document

(101.CAL) Inline XBRL Taxonomy Extension Calculation Linkbase Document

(101.DEF) Inline XBRL Taxonomy Extension Definition Linkbase Document

(101.LAB) Inline XBRL Taxonomy Extension Label Linkbase Document

(101.PRE) Inline XBRL Taxonomy Extension Presentation Linkbase Document

(104) Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15 of Form 10-K.

+ Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

^ Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Item 16. Form 10-K Summary

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3M COMPANY

By   /s/ Anurag Maheshwari

Anurag Maheshwari,

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

February 3, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 3, 2026.

Signature	Title
/s/ William M. Brown	Chairman of the Board and Chief Executive Officer (Principal Executive Officer and Director)
/s/ Theresa E. Reinseth	Senior Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)
David P. Bozeman	Director
Thomas K. Brown	Director
Audrey Choi	Director
Anne H. Chow	Director
David B. Dillon	Director
James R. Fitterling	Director
Suzan Kereere	Director
Pedro J. Pizarro	Director
Thomas W. Sweet	Director

Anurag Maheshwari, by signing his name hereto, does hereby sign this document pursuant to powers of attorney duly executed by the other persons named, filed with the Securities and Exchange Commission on behalf of such other persons, all in the capacities and on the date stated, such persons constituting a majority of the directors of the Company.

By   /s/ Anurag Maheshwari

Anurag Maheshwari, *Attorney-in-Fact*

Shareholder information

Account information

Registered 3M shareholders can access account information and get answers to frequently asked questions in several ways:

Internet: www.shareowneronline.com

Telephone: (651) 450-4064 or 1-800-401-1957

E-mail: Go to ww.shareowneronline.com and select Contact us.

Mail: EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Dividends

Quarterly dividends on 3M common stock typically are paid on or about the 12th of March, June, September and December. 3M has paid dividends since 1916. Shareholders can reinvest dividends and make additional cash contributions through the automatic Dividend Reinvestment Plan or have dividend payments automatically deposited into checking or savings accounts through the Electronic Dividend Deposit Service.

Stock listings

3M's common stock trades on the New York and NYSE Texas, Inc. stock exchanges and is also traded on the SIX Swiss Exchange. Our symbol is MMM. 3M is one of 30 companies in the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index.

Annual shareholders' meeting

3M's annual meeting of shareholders will be held virtually on Tuesday, May 12, 2026, at 8:30 a.m. (Central Daylight Time).

Shareholders of record may vote by proxy via the internet at www.proxyvote.com, by calling 1-800-690-6903 or by mail. If a broker holds your shares, please contact the broker to determine your voting options.

Investor inquiries

Securities analysts, portfolio managers and representatives of financial institutions should contact:

3M Investor Relations
3M Center, Building 223-02-N-20
St. Paul, MN 55144-1000
Phone: (651) 737-6523

Corporate news and reports

Corporate news releases, 3M's Annual Report, and Forms 10-K and 10-Q are available online at:

https://investors.3m.com

Forward-looking statements

Please refer to the section titled, "Cautionary Note Concerning Factors That May Affect Future Results" in Item 1, and "Risk Factors" in Item 1A of the Annual Report on Form 10-K for a discussion of these risks and uncertainties that could cause results to differ materially from those projected. Please refer to the section titled "Cautionary Note Concerning Factors That May Affect Future Results" in Item 1 and "Risk Factors" in Item 1A of the Annual Report on Form 10-K for a discussion of these risks and uncertainties.

Visit us on the web to learn more about 3M:

www.3M.com



Corporate Headquarters
3M Center
St. Paul, MN 55144-1000
USA
(651) 733-1110
www.3M.com

